UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           SIRCO INTERNATIONAL CORP.
                           -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   829639103
                                ----------------
                                 (CUSIP Number)

                             Eric M. Hellige, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                    New York, New York 10022 (212) 326-0846
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 20, 1995
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the  statement.  [ X ]
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Joel Dupre
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF, OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  414,334  (see Item 5)
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  414,334 (see Item 5)
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          414,334 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.3%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

- --------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Pacific Million Enterprise Ltd.
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         WC
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Hong Kong
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  133,333  (see Item 5)
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  133,333 (see Item 5)
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          133,333 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
         -----------------------------------------------------------------------

- --------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Joseph Takada
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Japan
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  133,333  (see Item 5)
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  133,333 (see Item 5)
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          133,333 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.0%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

- --------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Cheng-Sen Wang
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan R.O.C
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  88,889
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  88,889
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          88,889
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

- --------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON

         Albert H. Cheng
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]

                                                            (b) [   ]


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Taiwan R.O.C.
         -----------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER  44,444  (see Item 5)
SHARES                               -------------------------------------------
BENEFICIALLY  8.  SHARED VOTING POWER  0
OWNED BY                               -----------------------------------------
EACH          9.  SOLE DISPOSITIVE POWER  44,444 (see Item 5)
REPORTING                                 --------------------------------------
PERSON WITH  10.  SHARED DISPOSITIVE POWER   0
                                            ------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          44,444 (see Item 5)
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.7%  (see Item 5)
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

- --------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Issuer"), the principal executive offices of which are located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901.


Item 2.  Identity and Background

         (a) This Statement is being filed by Joel Dupre ("Dupre"), Pacific Million Enterprise Ltd., a corporation organized under the laws of Hong Kong
("Pacific"), Joseph Takada ("Takada"), Cheng-Sen Wang ("Wang") and Albert H. Cheng ("Cheng"). Dupre, Pacific, Takada, Wang and Cheng are sometimes referred to herein collectively as the "Reporting Persons."

         (b-c)

         Dupre

         Dupre is the Chairman of the Board and Chief Executive Officer of the Issuer and maintains a business address at Sirco International Corp., 24 Richmond Hill Avenue, Stamford, Connecticut 06901.

         Pacific

         Pacific is a corporation organized under the laws of Hong Kong, whose principle business consists of acting as an intermediary between wholesalers and retailers of general merchandise. The principle business address of Pacific, which also serves as its principle office, is Suite 1807, The Gateway, Tower 2, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Pursuant to Instruction C to
Schedule 13D of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Takada, the controlling stockholder and Managing Director of Pacific is set forth herein.

         Takada

         Takada beneficially owns 95% of the outstanding capital stock, and is the Managing Director, of Pacific. He maintains a business address at Pacific Million Enterprise Ltd., Suite 1807, The Gateway, Tower 2, 25 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

         Wang

         Wang is the managing director of Kao-Lien International Co., Ltd., whose principle business consists of acting as an intermediary between wholesalers and retailers of general merchandise, including handbags, luggage and related products. He maintains a business address at 404 Jen-Ai Road, 6th Floor, Section 4, Taipei, Taiwan R.O.C.

         Cheng

         Cheng is the managing director of Constellation Enterprises Co., Ltd., whose principal business consists of trading general merchandise, including handbags, luggage and related products. He maintains a business address at 199 Chung Ching North Road, 11th Floor, Section 3, Taipei, Taiwan R.O.C.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         (f) Dupre is a citizen of the United States of America, Takada is a citizen of Japan and each of Wang and Cheng is a citizen of Taiwan R.O.C.


Item 3.  Source and Amounts of Funds or Other Consideration.

         The purchase price for the shares of Common Stock acquired by the Reporting Persons (the "Shares") was $2.25 per share, or an aggregate purchase price of $1,532,250.

         Dupre acquired 414,334 shares of Common Stock in exchange for a cash payment of $400,001.50 and the issuance of a promissory note, a copy of which is attached hereto as Exhibit A (the "Promissory Note"), in the principal amount of $532,250 in favor of Yashiro Co., Inc. ("YC, Inc."), individually and as agent for Yashiro Company, Ltd. ("YC, Ltd."). The Promissory Note bears interest at the rate of 10% per annum payable quarterly in arrears commencing on June 30, 1996, with principal payable in equal annual installments of $88,708.33 commencing on March 31, 1996. Dupre borrowed $200,000 of the cash portion of the purchase price from Wang pursuant, which loan is evidenced by a promissory note, dated March 9, 1995, a copy of which is attached hereto as Exhibit B, bearing interest at 10% per annum, with principle and interest payable on March 31, 2000. Dupre borrowed an additional $200,000 from Cheng, which loan is evidenced by a promissory note, dated March 13, 1995, a copy of which is attached hereto as Exhibit C, bearing interest at 7 3/4% per annum, with principal and interest payable on March 31, 2000.

         Pacific acquired 133,333 shares of Common Stock in exchange for $299,999.25 in cash. The funds for the purchase price were obtained from Pacific's working capital.

         Wang acquired 88,889 shares of Common Stock and Cheng acquired 44,444 shares of Common Stock for cash payments of $200,000.25 and $99,999, respectively. The purchase price was paid from Wang's and Chen's personal funds.


Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Shares pursuant to a Stock Purchase Agreement, dated as of March 20, 1995, among Dupre, Pacific, Wang, Cheng, YC, Inc. and YC, Ltd. (YC, Inc. and YC, Ltd. are sometimes referred to herein collectively as the "Sellers"), a copy of which is attached hereto as Exhibit D (the "Stock Purchase Agreement") and hereby incorporated by reference. The Reporting Persons' purpose in acquiring the Shares was to acquire control of the Issuer.

         Concurrently with the acquisition of the Shares, the Issuer entered into an Asset Purchase Agreement with Bueno of California, Inc., a Delaware corporation ("Bueno") and an affiliate of the Sellers, a copy of which is attached hereto as Exhibit E (the "Asset Purchase Agreement") and hereby incorporated by reference. Pursuant to the Asset Purchase Agreement, the Issuer sold to Bueno all of the assets relating to the Issuer's handbag division for an aggregate purchase price of $1,785,665.55, of which $86,167.82 was paid in cash and $1,699,497.73 was applied by the Issuer to the repayment of indebtedness of the Issuer to Sellers. The aggregate indebtedness owed by the Issuer to Sellers at the date of the acquisition was $2,238,506.01.

         In connection with the Asset Purchase Agreement, each of the Sellers, Yutaka Yamaguchi and Takeshi Yamaguchi entered into a non-competition agreement, copies of which are attached hereto as Exhibits F-1 through F-4 (collectively, the "Non-Competition Agreements"). Pursuant to the terms of the Non-Competition Agreements, each of the Sellers and Messrs Yutaka and Takeshi Yamaguchi agreed not to compete with the Issuer's luggage and related products business prior to the earlier of March 20, 2001 and the date of repayment in full of all amounts due under the Promissory Note (the "Restricted Period"). In consideration of their agreements to not compete, the Issuer is obligated to pay $60,000 to each of the Sellers and each of Messrs Yutaka and Takeshi Yamaguchi payable in three equal annual installments commencing on March 31, 1996. In addition, pursuant to a separate non-competition agreement, the Issuer agreed not to compete with Bueno in the handbag business during the Restricted Period.

         Also in connection with the Asset Purchase Agreement, the Issuer entered into an Exclusive Purchasing Agreement, dated as of March 20, 1995, with YC, Inc., a copy of which is attached hereto as Exhibit G (the "Exclusive Purchasing Agreement"), pursuant to which the Issuer granted to YC, Inc. and its designees the exclusive right to purchase in Japan, at prices to be mutually agreed upon, any goods manufactured or purchased from unaffiliated vendors (the "Vendors") by the Issuer. Under the Exclusive Purchasing Agreement, YC, Inc. will pay a commission to the Issuer for all goods paid by it or its designees pursuant thereto equal to 5% of the purchase price of all such goods purchased by the Issuer (or directly by YC, Inc. or its designees) to the Vendors. The Exclusive Purchasing Agreement will terminate on the date that all amounts due under the Promissory Note are repaid in full and all obligations of the Issuer, Dupre, Pacific, Wang or Cheng, as the case may be, under the Stock Purchase Agreement and the Asset Purchase Agreement and all agreements that are exhibits thereto are satisfied in full.

         In addition, pursuant to a letter agreement, a copy of which is attached hereto as Exhibit H (the "Letter of Credit Agreement"), YC, Inc. has agreed to issue, or cause to be issued, for the account of the Issuer, from time to time, until March 20, 1997 one or more unsecured trade letters of credit in an aggregate amount of up to the lesser of $1,200,000 or 35% of the book value of all inventory owned by the Issuer. With respect to each letter of credit issued under the Letter of Credit Agreement, the Issuer will be obligated to pay an origination fee equal to 3% of the full amount of such letter of credit and a financing fee equal to (i) the product of (x) the aggregate amount drawn under such letter of credit multiplied by (y) the sum of (A) the base rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as its base rate plus (B) two (2%) percent multiplied by (z) the number of days during the period commencing on the date such letter of credit is presented for payment and ending on the date the amount drawn under such letter of credit is repaid in full, divided by (ii) 365.

         As an inducement to the Sellers to sell the Shares, Dupre executed and delivered to the Sellers a guaranty, dated March 20, 1995, a copy of which is attached hereto as Exhibit I, pursuant to which Dupre guaranteed all of the obligations of the Issuer under the Letter of Credit Agreement, the Non-Competition Agreements and the Severance Agreement (hereinafter defined).

         Pursuant to a Pledge Agreement, dated as of March 20, 1995, among Dupre, Pacific, Wang and Cheng (collectively the "Pledgors") and Bueno and YC, Inc., on its own behalf and as agent for YC, Ltd., a copy of which is attached hereto as Exhibit J (the "Pledge Agreement"), the Pledgors pledged the Shares to Bueno and the Sellers as security for the payment of (i) all obligations of Dupre under the Promissory Note, (ii) all obligations of the Pledgors under the Stock Purchase Agreement, (iii) all obligations of the Issuer under the Asset Purchase Agreement, (iv) all obligations of the Issuer under any agreement that is an exhibit to the Asset Purchase Agreement, including the Exclusive Purchasing Agreement, the Non-Competition Agreements and the Severance Agreement and (v) all obligations of the Pledgors under the Pledge Agreement.

         Concurrently with the closing of the transactions contemplated by the Stock Purchase Agreement and the Asset Purchase Agreement, Takeshi Yamaguchi resigned from the Board of Directors and the office of President of the Issuer; Yutaka Yamaguchi and Neil Grundman resigned from the Board of Directors of the Issuer; and Tsuguya Saeki resigned from the offices of Executive Vice President and Chief Financial Officer of the Issuer. Pursuant to a Severence Agreement, dated as of March 20, 1995, with Takeshi Yamaguchi, a copy of which is attached hereto as Exhibit K (the "Severance Agreement"), the Issuer agreed to pay Mr. Yamaguchi $100,000 plus interest at the rate of 10% per annum on March 31, 1996 and $100,000 plus interest at the rate of 10% per annum on March 31, 1997. On March 29, 1995, the entire Board of Directors of the Issuer, consisting of Dupre, Ian Mitchell, Eric Smith and Douglas Turner elected Dupre as the Chairman of the Board and Chief Executive Officer of the Issuer.

         Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in the following: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer of any of its subsidiaries; (iii) a sale or transfer of a material amount of the remaining assets of the Issuer or any of its subsidiaries; (iv) an additional change in the Board or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer; (viii) causing the Common Stock to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing the Common Stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or any other similar action; or (x) any action similar to any of those enumerated above.

         The Reporting Persons expect that the vacancies created on the Board of Directors of the Issuer as a result of the resignations of Takeshi Yamaguchi, Yutaka Yamaguchi and Neil Grundman will be filled at the next annual meeting of shareholders of the Issuer. To date, no individuals have been identified to fill any such vacancy.

         Notwithstanding   anything  contained  herein,  the  reporting  Persons
reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4.


Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, (i) Dupre is the beneficial owner of 414,334 shares of Common Stock, constituting approximately 34.3% of the issued and outstanding shares of Common Stock; (ii) Pacific is the beneficial owner of 133,333 shares of Common Stock, constituting approximately 11.0% of the issued and outstanding shares of Common Stock; (iii) Takada, by virtue of his ownership of 95% of the issued and outstanding capital stock of Pacific, may be deemed to be the beneficial owner of the 133,333 shares of Common Stock held by Pacific;
(iv) Wang is the beneficial owner of 88,889 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock; and (v) Cheng is the beneficial owner of 44,444 shares of Common Stock, constituting approximately 3.7% of the issued and outstanding shares of Common Stock.

         The Reporting Persons may be deemed to be a "group" within the meaning of Section 13d-3 of the Exchange Act, and, therefore, deemed to beneficially own an aggregate of 681,000 shares of Common Stock, constituting approximately 56.3% of the issued and outstanding shares of Common Stock.

         (b) Dupre has the sole power to vote and dispose of the 414,334 shares held by him. Pacific has, and Takada by virtue of his ownership of 98% of the outstanding shares of capital stock of Pacific may be deemed to have, the sole power to vote and dispose of the 133,333 shares held by Pacific. Wang has the sole power to vote and dispose of the 888,889 shares of Common Stock held by him. Cheng has the sole power to vote and dispose of the 44,444 shares of Common Stock held by him.

         (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock of the Issuer in the past 60 days.

         (d) - (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with respect to Securities of the Issuer.

         Except for the Stock Purchase Agreement filed as Exhibit D and hereby incorporated by reference and the Pledge Agreement filed as Exhibit J and hereby incorporated by reference, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to, any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls,
(vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Exhibit A - Promissory Note, dated March 20, 1995, by Dupre to YC, Inc., as agent.

Exhibit B - Promissory Note, dated March 20, 1995, by Dupre to Wang.

Exhibit C - Promissory Note, dated March 20, 1995, by Dupre to Cheng.

Exhibit D - Stock Purchase Agreement, dated as of March 20, 1995, among Dupre,
            Pacific, Wang, Cheng, YC, Inc. and YC, Ltd.

Exhibit E - Asset Purchase Agreement, dated as of March 20, 1995, between the
            Issuer and Bueno.

Exhibit F-1 - Non-Competition Agreement, dated as of March 20, 1995, between the
              Issuer and YC, Ltd.

Exhibit F-2 - Non-Competition Agreement, dated as of March 20, 1995, between the
              Issuer and YC, Inc.

Exhibit F-3 - Non-Competition Agreement, dated as of March 20, 1995, between the
              Issuer and Yutaka Yamaguchi

Exhibit F-4 - Non-Competition Agreement, dated as of March 20, 1995, between the
              Issuer and Takeshi Yamaguchi

Exhibit G - Exclusive Purchasing Agreement, dated as of March 20, 1995, between the Issuer and YC, Inc.

Exhibit H - Letter of Credit Agreement, dated March 20, 1995, between the Issuer and YC, Inc.

Exhibit I - Guaranty, dated March 20, 1995, by Dupre in favor of YC, Inc. and
            YC, Ltd.

Exhibit J - Pledge Agreement, dated as of March 20, 1995 among
            Dupre, Pacific, Wang, Chen, Bueno, and YC, Inc., on its own behalf and as agent for YC, Ltd.

Exhibit K - Severance Agreement, dated as of March 20, 1995, between the Issuer and Takeshi Yamaguchi.

Exhibit L - Joint Filing Agreement and Power of Attorney

Signature
- ---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date:  April 3, 1995


  /s/ Joel Dupre
- --------------------------------
       Joel Dupre


PACIFIC MILLION ENTERPRISE LTD.



By:            *
   ------------------------------
   Name:
   Title:




               *
- --------------------------------
       Joseph Takada



               *
- --------------------------------
       Cheng-Sen Wang



               *
- --------------------------------
       Albert H. Cheng


                            * By: /s/ Joel Dupre
                                  -------------------------------
                                  Joel Dupre, Attorney-in-Fact

                                   Exhibit A

                                PROMISSORY NOTE


$532,250.00                                                       March 20, 1995


                  FOR VALUE RECEIVED, the undersigned (the "Maker") does hereby promise to pay to the order of Yashiro Co., Inc. (the "Holder"), as Agent pursuant to that certain Stock Purchase Agreement, dated as of March 20, 1995, by and among Yashiro Company, Ltd. ("Yashiro Limited") and Holder and Maker, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Wang (collectively, the "Stock Purchasers") and Holder, as Agent (the "Stock Purchase Agreement"), at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan, or at such other place as may be designated in writing from time to time by Holder, the principal sum of Five Hundred Thirty-Two Thousand Two Hundred Fifty Dollars ($532,250.00), in lawful money of the United States of America, together with interest in arrears on the principal amount hereof from time to time outstanding at the rate of ten (10) percent per annum, payable quarterly in arrears commencing June 30, 1996 and payable quarterly in arrears on each June 30th, September 30th, December 31st and March 31st thereafter. $88,708.33 of the principal amount hereof shall be repaid on March 31, 1996 and on each anniversary of such date thereafter through and including March 31, 2001.

                  1. Events of Default

                  The occurrence of any of the following events with respect to Maker shall constitute an event of default which shall cause the entire principal amount of this Note and accrued interest to become immediately due and payable without the necessity for any demand on Maker:

                     (a) If Maker shall  default in the payment of  principal or any interest when due and such default shall have continued unremedied for a period of thirty (30) days; or

                     (b) A final  judgment or judgments for the payment of money in excess of $250,000 shall be rendered against Maker and shall not be discharged for any period of sixty (60) consecutive days during which a stay of enforcement shall not be in effect by reason of appeal or otherwise; or

                     (c) If Maker  shall make an  assignment  for the benefit of creditors, or file a voluntary petition under the U.S. Bankruptcy Code, as amended (the "Bankruptcy Code"), or any other federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of his property; or

                     (d) If Maker shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against him under the Bankruptcy Code or any other federal or state insolvency law; or

                     (e) If a proceeding shall be commenced against Maker seeking the appointment of a trustee, receiver or custodian of all or part of Maker's property and such proceeding shall not be dismissed within sixty (60) days after its commencement; or

                     (f) If Sirco  International  Corp., a New York  corporation
                  (the "Company"), shall have accumulated operating losses (calculated in accordance with generally accepted accounting principles) in excess of (i) $1,500,000 for the eight (8) consecutive fiscal quarters commencing with the fiscal quarter following the closing (the "Closing") of the transactions contemplated by the Stock Purchase Agreement or (ii) $2,000,000 for any period of nine (9) consecutive fiscal quarters, commencing with the fiscal quarter following the Closing.

                  (2) Security Interest

                  The indebtedness represented by, and all obligations in respect of, this Note are secured by a lien upon and first priority security interest in the 681,000 shares of the Company's common stock, par value $.10 per share, pursuant to that certain Pledge Agreement, dated even date herewith, made by each of the Stock Purchasers in favor of Bueno of California, Inc. and Holder, on its own behalf and as agent for Yashiro Limited.

                  (3) Prepayment

                  This Note may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty (60) days' prior written notice.

                  (4) Default Interest

                  Without prejudice to any other rights of Holder under this Note as provided herein, Maker shall pay to Holder a late charge equal to three (3%) percent of the quarterly installment or other payment due hereunder which is not paid on the due date thereof. Such late charge shall be made on a monthly basis for each month such installment is delinquent.

                  (5) Miscellaneous Provisions

                     (a) Failure to exercise Holder's rights hereunder shall not constitute a waiver of the right to exercise same in the event of any subsequent default.

                     (b) Maker and Holder hereby irrevocably submit to the personal jurisdiction of any state or Federal court sitting in the State of New York over any suit, action or proceeding arising out of or relating to this Note. Maker and Holder hereby irrevocably waive to the fullest extent permitted by applicable law any objection which they have or hereafter have to laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Maker and Holder hereby agree to submit to the exclusive jurisdiction of the courts of the State of New York for the purpose of resolving any action or claim arising out of the performance of the provisions of this Note.

                     (c) Maker expressly  waives any right to a trial by jury in any action to enforce this Note. Maker also waives the right to interpose in any proceeding to collect this Note, any set-off, affirmative defense or counterclaim of any nature except those asserted in good faith that specifically arise under the Stock Purchase Agreement.

                     (d) This Note shall be  construed  in  accordance  with and governed by the laws of the State of New York.

                     (e) Maker expressly waives presentment for payment,  demand and protest, notice of protest and dishonor, and all other notices in connection with the delivery, acceptance, performance default or enforcement of the payment of this Note.

                     (f) This Note may not be  modified  nor  shall  any  waiver hereunder be effective unless in writing signed by the party against whom the same is asserted.


                                                            /s/JOEL DUPRE
                                                            --------------------
                                                            JOEL DUPRE

                                   Exhibit B

                                PROMISSORY NOTE



Amount: $200,000                            March 9, 1995
                                            New York, New York


         FOR VALUE RECEIVED, JOEL DUPRE (the "Maker"), promises to pay to CHEN-SEN WANG (the "Holder"), at the address of the Holder set forth in Section 8 hereof or at such other place or to such other person as may be designated in writing by the Holder, on March 31, 2000 (the "Maturity Date"), the principal amount of Two Hundred Thousand Dollars ($200,000),together with interest on the principal amount hereof from the date hereof to the Maturity Date at the rate of ten percent (10%) per annum.

         1. All payments of principal of or interest on or other sums due in connection with this Note shall be payable by check or wire transfer in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. This Note may be prepaid, in whole or in part, at any time without penalty. Any partial prepayment of prin-cipal shall be applied against the unpaid principal balance hereof.

         2. All powers and remedies given to the Holder pursuant to the terms of this Note shall, to the extent permitted by law, be deemed cumulative and shall not be exclusive of any other powers and remedies available to the Holder, by judicial proceedings or otherwise, to enforce the performances or observance of the covenants and agreements contained in this Note, and every power and remedy given by the foregoing or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

         3. This Note may not be changed orally. No waiver, amendment or modification of this Note shall be valid except with respect to the specific instance and unless evidenced by a writing duly executed and acknowledged under oath by the party to be charged herewith, and no evidence of any waiver, amendment or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the Maker and the Holder affecting the rights and obligations of the Maker and Holder under this Note, unless such waiver, amendment or modification is in writing, duly executed and acknowledged as aforesaid.

         4. This Note is not transferable and may not be assigned by the Holder or transferred by the Holder by negotiation without the prior written consent of the Maker.

         5. This Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         6. If any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, il-legal or unenforceable provision had never been contained herein.

         7. This Note shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         8. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         if to the Maker, to:

                  Mr. Joel Dupre
                  c/o Sirco International Corp.
                  10 West 33rd Street
                  Suite 606
                  New York, New York 10001

         with a copy to:

                  Pryor, Cashman, Sherman & Flynn
                  410 Park Avenue
                  New York, New York  10022
                  Attention:  Eric M. Hellige, Esq.

         if to the Holder, to:

                  357 Jen-Ai Road
                  9th Floor, Section 4
                  Taipei, Taiwan R.O.C.


         IN WITNESS WHEREOF, the Maker has signed this Note as of the day and year first above written.


                                                  By: /s/ Joel Dupre
                                                     ---------------------------
                                                     Joel Dupre

                                   Exhibit C

                                PROMISSORY NOTE

Amount: $200,000                           March 13, 1995
                                           New York, New York


           FOR VALUE RECEIVED, JOEL DUPRE (the "Maker"), promises to pay to ALBERT H. CHENG (the "Holder"), at the address of the Holder set forth in
Section 8 hereof or at such other place or to such other person as may be designated in writing by the Holder, on March 31, 2000 (the "Maturity Date"), the principal amount of Two Hundred Thousand Dollars ($200,000),together with interest on the principal amount hereof from the date hereof to the Maturity Date at the rate of ten percent (7-3/4%) per annum.

           1. All payments of principal of or interest on or other sums due in connection with this Note shall be payable by check or wire transfer in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. This Note may be prepaid, in whole or in part, at any time without penalty. Any partial prepayment of prin-cipal shall be applied against the unpaid principal balance hereof.

           2. All powers and remedies given to the Holder pursuant to the terms of this Note shall, to the extent permitted by law, be deemed cumulative and shall not be exclusive of any other powers and remedies available to the Holder, by judicial proceedings or otherwise, to enforce the performances or observance of the covenants and agreements contained in this Note, and every power and remedy given by the foregoing or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

           3. This Note may not be changed orally. No waiver, amendment or modification of this Note shall be valid except with respect to the specific instance and unless evidenced by a writing duly executed and acknowledged under oath by the party to be charged herewith, and no evidence of any waiver, amendment or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the Maker and the Holder affecting the rights and obligations of the Maker and Holder under this Note, unless such waiver, amendment or modification is in writing, duly executed and acknowledged as aforesaid.

           4. This Note is not transferable and may not be assigned by the Holder or transferred by the Holder by negotiation without the prior written consent of the Maker.

           5. This Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

           6. If any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

           7. This Note shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

           8. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

           if to the Maker, to:

                    Mr. Joel Dupre
                    c/o Sirco International Corp.
                    24 Richmond Hill Avenue
                    Stamford, Connecticut 06901

           with a copy to:

                    Pryor, Cashman, Sherman & Flynn
                    410 Park Avenue
                    New York, New York  10022
                    Attention:  Eric M. Hellige, Esq.

           if to the Holder, to:

                    602 Chintien Street
                    3rd Floor
                    Taipei, Taiwan R.O.C.


           IN WITNESS WHEREOF, the Maker has signed this Note as of the day and year first above written.



                                                  By: /s/ Joel Dupre
                                                      --------------------------
                                                      Joel Dupre

                                   EXHIBIT D

                            STOCK PURCHASE AGREEMENT


                           dated as of March 20, 1995



                                  by and among


                             YASHIRO COMPANY, LTD.
                                      and
                               YASHIRO CO., INC.,

                                  as Sellers,

                                      and

                                  JOEL DUPRE,
                        PACIFIC MILLION ENTERPRISE LTD.,
                                 CHENG-SEN WANG
                                      and
                                ALBERT H. CHENG

                                   as Buyers

                                      and

                               YASHIRO CO., INC.,

                                    as Agent

                               TABLE OF CONTENTS

EXHIBITS

SCHEDULES

INDEX OF DEFINITIONS

1.       THE PURCHASE
         1.1      The Purchase
         1.2      Consideration
         1.3      Failure of Seller

2.       CLOSING
         2.1      Time and Place
         2.2      Deliveries

3.       REPRESENTATIONS AND WARRANTIES OF THE SELLERS
         3.1      Necessary Authority
         3.2      No Bankruptcy, etc.
         3.3      Authorized and Outstanding Stock
         3.4      Ownership of Shares
         3.5      No Conflicts
         3.6      No Conflicts of Corporation
         3.7      Reports
         3.8      Events Since Filing of Annual Report
         3.9      Brokers

4.       REPRESENTATIONS AND WARRANTIES OF THE BUYER
         4.1      Necessary Authority
         4.2      No Bankruptcy, etc.
         4.3      No Conflicts
         4.4      Brokers
         4.5      No Breach or Adverse Effect
         4.6      Investigation
         4.7      Buyers' Purchase for Investment

5.       ADDITIONAL COVENANTS
         5.1      Covenants of Both Parties
         5.1.1    Best Efforts
         5.1.2    Certain Filings
         5.1.3    Public Announcements
         5.1.4    Notice of Certain Events
         5.2      Covenants of the Sellers
         5.2.1    No Transfer
         5.2.2    Conduct of the Corporation
         5.2.3    No Solicitation
         5.2.4    Financial Books and Records
         5.3      Covenant of the Buyers

6.       CONDITIONS TO THE OBLIGATIONS OF THE BUYERS
         6.1      Representations and Warranties True
         6.2      Performance
         6.3      Resignations
         6.4      Consents; Releases
         6.5      Opinion of Counsel to the Sellers
         6.6      Delivery of Certificates
         6.7      Releases
         6.8      Asset Purchase Agreement
         6.9      No Adverse Change
         6.10     Proceedings
         6.11     Sellers Certificate

7.       CONDITIONS TO THE OBLIGATIONS OF THE SELLERS
         7.1      Representations and Warranties True
         7.2      Performance
         7.3      Opinion of Counsel
         7.4      Consents; Releases
         7.5      Additional Agreements
         7.6      Payment of Purchase Price
         7.7      Asset Purchase Agreement
         7.8      Proceedings. .
         7.9      Buyers Certificate

8.       TERMINATION
         8.1      Termination
         8.2      Effect of Termination

9.       THE AGENT
         9.1      Delivery of Shares
         9.2      Agent Not Responsible
         9.3      Reliance on Instructions

10.      GENERAL
         10.1     Actions After the Closing
         10.2     Execution of Counterparts
         10.3     Notices
         10.4     Assignment, Successors and Assigns
         10.5     Applicable Laws
         10.6     Entire Agreement
         10.7     Expenses
         10.8     Survival
         10.9     Amendments


                                    EXHIBITS

         A        Form of Promissory Note
         B        Form of Asset Purchase Agreement
         C        Balance Sheet
         D        Form of Buyers' Pledge

                                   SCHEDULES


           I      Shares Sold by Sellers
          II      Shares Purchased by Buyers
         6.4      Buyer Consents; Releases
         7.3      Seller Consents; Releases

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT, dated as of March 20, 1995, by and among Yashiro Company, Ltd., a Japanese corporation and Yashiro Co., Inc., a Japanese corporation (herein sometimes referred to collectively as the "Sellers" or individually as a "Seller"), and Joel Dupre ("Dupre"), Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng (herein sometimes referred to collectively as the "Buyers" or individually as a "Buyer"), and Yashiro Co., Inc., as Agent (the "Agent").

         WHEREAS, the Sellers collectively own 681,000 shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Corporation"), which Shares represent approximately 56.04% of the issued and outstanding shares of Common Stock of the Corporation;

         WHEREAS, the Buyers desire to purchase the Shares from the Sellers and the Sellers desire to sell the Shares to the Buyers in accordance with and subject to the terms and conditions contained herein;

         NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements, covenants, representations and warranties hereinafter contained, the parties hereto hereby agree as follows:


SECTION 1.        THE PURCHASE.

         1.1 The Purchase. Subject to all of the terms and provisions of this Agreement, and for the consideration specified in Section 1.2 hereof, each Seller shall sell, assign, transfer and deliver to the Buyers at the Closing (as hereinafter defined) the number of Shares of Common stock set forth opposite the name of such Seller in Schedule I hereto, and each Buyer shall purchase and accept delivery of the number of Shares of Common Stock set forth opposite the name of such Buyer in Schedule II hereto. If one or more of the Buyers shall fail (other than for a reason sufficient to justify the termination of this Agreement) to purchase the Shares agreed to be purchased by such Buyer, the remaining Buyers may find one or more substitute purchasers to purchase such Shares or make such other arrangements as they may deem advisable to purchase such Shares in such proportions as they may agree, in each case upon the terms herein set forth. A substitute purchaser hereunder shall become a Buyer for all purposes of this Agreement, a copy of which shall be executed by such substitute purchaser.
         1.2 Consideration. As consideration for the Shares, each Buyer will, at the Closing, purchase the Shares to be purchased by such Buyer for $2.25 per Share, amounting to a total purchase price of $1,532,250 (the "Purchase Price") for all of the Shares to be purchased hereunder. At the Closing, the Buyers shall pay the Purchase Price to the Agent, against delivery of the Shares as provided in Section 2.2, as follows: (i) each Buyer other than Dupre shall pay to the Agent on behalf of each Seller, in immediately available funds, by delivering to the Agent a certified or official bank check or by wire transfer of funds to the bank account designated by the Agent in writing prior to the Closing, $2.25 per Share for each Share set forth opposite the name of such Buyer in Schedule II hereto, and (ii) Dupre shall pay to the Agent, for the accounts of the respective Sellers, $2.25 per Share for each Share set forth opposite his name in Schedule II hereto, to be paid (a) in immediately available funds, by delivering to the Agent a certified check or official bank check or by wire transfer of funds to the bank account designated by the Agent in writing prior to the Closing, $400,001.50, and (b) by delivery of a promissory note in favor of the Agent, on behalf of each Seller, in accordance with their respective interests, substantially in the form annexed hereto as Exhibit A (the "Promissory Note"), in the principal amount of $532,250.

         1.3 Failure of Seller. If any Seller shall fail or refuse to deliver to Buyers on the Closing Date any Shares to be sold, transferred and delivered by such Seller hereunder, such failure or refusal shall not relieve any other Seller of any obligation under this Agreement, and the Buyers, at their option, and without prejudice to their rights against the defaulting Seller, may either acquire the remaining Shares that they are entitled to purchase hereunder, or refuse to do so and thereby terminate all of the obligations of the Buyers hereunder.


SECTION 2.        CLOSING.

         2.1 Time and Place. Subject to the fulfillment or waiver of the terms and conditions set forth in Sections 6 and 7 hereof, the closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Olshan Grundman Frome & Rosenzweig, 505 Park Avenue, New York, New York, at 10:00 a.m. local time on March 20, 1995, or at such other location or such other time and date as shall be mutually agreed upon by all of the parties. The date of the Closing is sometimes referred to herein as the "Closing Date".

         2.2 Deliveries. At the Closing, (i) the Buyers shall deliver the cash portion of the Purchase Price specified in Section 1.2 hereof, together with the Promissory Note, (ii) the Sellers shall deliver the certificates representing the Shares, together with appropriate stock powers attached and properly signed and with all necessary stock transfer stamps affixed and (iii) the parties hereto shall deliver the documents referred to in Sections 6 and 7 hereof and shall take all such further actions as may be necessary to consummate the transactions contemplated by this Agreement.

SECTION 3.        REPRESENTATIONS AND WARRANTIES OF SELLERS.

         The Sellers, jointly and severally, hereby represent and warrant to each of the Buyers as follows, which representations and warranties shall continue in full force and effect to and including the Closing and for two (2) years thereafter in accordance with Section 10.8 hereof:

         3.1 Necessary Authority. Each Seller, if a corporation, is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and if a partnership, is a partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Seller has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. This Agreement has been duly authorized, executed and delivered by each Seller and constitutes each Seller's legal, valid and binding obligation, enforceable against each Seller in accordance with its terms, except (i) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting generally the enforcement of creditors' rights now or hereafter in effect, and (ii) that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought. The Corporation is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite power and authority to own, operate and lease its properties and to carry on its business as such business is now being conducted.

         3.2 No Bankruptcy, etc. There has not been filed any petition or application, or any proceedings commenced, by or against, or with respect to any assets of, either Seller or the Corporation under Title 11 of the United States Code or any other law, domestic or foreign, relating to bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt or creditors' rights, and no Seller or the Corporation has made any assignment for the benefit of creditors.

         3.3 Authorized and Outstanding Stock. The Corporation's authorized capital stock consists of 3,000,000 shares of Common Stock, of which 1,215,200 are issued and outstanding. All of such outstanding shares of capital stock are duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights. To the best of each Seller's knowledge, except as disclosed in the Exchange Act Documents (as defined below), there are no outstanding or authorized options, warrants, subscriptions or other rights of any nature whatsoever that could require the Corporation to issue, sell or otherwise cause to become outstanding any shares of its capital stock. To the best of each Seller's knowledge, except as contemplated by this Agreement, there are no voting agreements, proxies or other understandings with respect to the Shares, and none of the Shares were issued in violation of the Securities Act of 1933, as amended (the "Securities Act"), or the securities or blue sky laws of any state or other jurisdiction.

         3.4 Ownership of Shares. The Shares are owned beneficially and of record by the Sellers, free and clear of any lien, pledge, option, contractual right, equitable right or other encumbrance of any kind whatsoever. The delivery of the Shares to the Buyers at the Closing in accordance with Section 1.2 hereof will effectively vest in the Buyers good and marketable title to such Shares, free and clear of any security interest, claim, lien, or encumbrance, other than the pledge (the "Buyers' Pledge") of the Shares by the Buyers pursuant to the pledge agreement described in Section 7.5 hereof.

         3.5 No Conflicts. The execution, delivery and performance of this Agreement by each Seller and the consummation by the Sellers of the transactions contemplated herein, do not (i) require either Seller to obtain the permission, authorization, consent or approval of any person or public authority which has not been obtained, except as set forth in Section 7 hereof, (ii) constitute or result in the breach of any provision of, or constitute a default under, the certificate of incorporation or By-Laws of either Seller, if a corporation, or the partnership agreement of either Seller, if a partnership, or any agreement, indenture or other instrument to which either Seller is a party or by which either Seller or any of its assets may be bound, or (iii) violate any law, regulation, judgment or order binding upon either Seller.

         3.6 No Conflicts of Corporation. To each Seller's knowledge, the execution, delivery and performance of this Agreement by each Seller and the consummation by the Sellers of the transactions contemplated hereby do not (i) require the Corporation to obtain the consent or approval of any person or public authority which has not been obtained, (ii) constitute or result in the breach of any provision of, or constitute a default under, the certificate of incorporation or By-laws of the Corporation, (iii) violate any law, regulation, judgment or order binding upon the Corporation, or (iv) result, under any agreement to which a Seller is a party, in the creation of any security interest, claim, lien or encumbrance upon any of the property or assets of the Corporation or upon any of the Shares (other than the Buyers' Pledge).

         3.7 Reports. To the best of each Seller's knowledge, the Corporation has filed with the Securities and Exchange Commission (the "Commission") all forms, reports and documents required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules or regulations of the Commission thereunder (the "Exchange Act Documents"), all of which Exchange Act Documents have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission thereunder.

         3.8 Events Since Filing of Annual Report. To the best of each Seller's knowledge, since the date of the Corporation's most recent Annual Report on Form 10-K or Quarterly Report on Form 10- Q filed with the Commission, there has not been, except as disclosed in any Exchange Act Document subsequently filed with the Commission, (i) any material adverse change in the business, results of operations, assets, financial condition, or the manner of conducting the business of the Corporation, (ii) any of the events described in Section 5.2.2 hereof, or (iii) any legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the knowledge of a Seller, threatened against the Corporation or its assets or business or which questions or challenges the validity of this Agreement or any action to be taken in connection with the transactions contemplated hereby, nor does any Seller have any reason to believe there is any basis therefor.

         3.9 Brokers. No Seller has engaged, consented to, or authorized any broker, investment banker or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated hereby or by the Asset Purchase Agreement (as defined in Section
6.8 hereof).


SECTION 4.   REPRESENTATIONS AND WARRANTIES OF THE BUYERS.

         Each of the Buyers severally, and not jointly, represents and warrants to each of the Sellers as follows, which representations and warranties shall continue in full force and effect to and including the Closing and for two (2) years thereafter in accordance with Section 8.8 hereof:

         4.1 Necessary Authority. Such Buyer, if a corporation, is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. This Agreement has been duly executed and delivered by such Buyer and constitutes the legal, valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms, except (i) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights now or hereafter in effect, and (ii) that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

         4.2 No Bankruptcy, etc. There has not been filed any petition or application, or any proceedings commenced, by or against, or with respect to any assets of such Buyer under Title 11 of the United States Code or any other law, domestic or foreign, relating to bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt or creditors' rights, and such Buyer has not made any assignment for the benefit of creditors.

         4.3 No Conflicts. The execution, delivery and performance of this Agreement by such Buyer and the consummation by such Buyer of the transactions contemplated herein, do not and will not (i) require such Buyer to obtain the permission, authorization, consent or approval of any person or public authority which has not been obtained, except as set forth in Section 6 hereof, (ii) constitute or result in the breach of any provision of, or constitute a default under, the certificate of incorporation or By-Laws of such Buyer, if a corporation, or any agreement, indenture or other instrument to which such Buyer is a party or by which such Buyer or any of its assets may be bound, or (iii) violate any law, regulation, judgment or order binding upon such Buyer.

         4.4 Brokers. Such Buyer has not engaged, consented to, or authorized any broker, investment banker or third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated hereby or by the Asset Purchase Agreement.

         4.5 No Breach or Adverse Effect. The execution, delivery and performance of this Agreement by such Buyer, and the consummation by such Buyer of the transactions contemplated herein, do not and will not (i) result in the creation of any security interest, claim, lien, or encumbrance upon any of the property or assets of the Buyers, except the Buyers' Pledge, (ii) violate the terms or conditions of, or result in the loss or suspension of, any license or permit enjoyed by such Buyer or give to any party to any agreement to which such Buyer is a party the right of termination or other rights which become applicable by reason of such actions, or (iii) give any lender or note holder or trustee therefor any right to accelerate the maturity of any indebtedness of such Buyer.

         4.6  Investigation.

                  (a) Such Buyer is thoroughly familiar with the business and operations of the Corporation, the Sellers have answered all inquiries such Buyer has put to the Sellers relating thereto, and such Buyer has been afforded the opportunity to obtain any additional information necessary to evaluate the merits and risks of purchasing the Shares, to the extent the Corporation or the Sellers possessed such information or were able to acquire it without unreasonable effort or expense.

                  (b) Such Buyer has made such independent inspection, investigation, analysis and evaluation of the business of the Corporation as such Buyer deemed necessary to make an informed decision to purchase the Shares; such Buyer's decision to purchase the Shares has been made on the basis of such inspection, investigation, analysis and evaluation and the Sellers' representations, warranties and covenants made herein.

         4.7 Buyers' Purchase for Investment. The Shares are not being purchased by such Buyer with a view to distribution, as such term is interpreted under
Section 2(11) of the Securities Act; and such Buyer is not participating, directly or indirectly, in an underwriting of any such distribution or other transfer. Such Buyer agrees that the Shares may not be sold or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from registration under the Securities Act to the extent applicable.


SECTION 5.        ADDITIONAL COVENANTS.

         5.1  Covenants of Both Parties.  The Buyers and the Sellers agree that:

         5.1.1 Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated hereby.

         5.1.2 Certain Filings. The parties shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority or any actions, consents, approvals or waivers are required to be obtained from parties to any leases and other material contracts in connection with the consummation of the transactions contemplated hereby, and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

         5.1.3 Public Announcements. The parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Asset Purchase Agreement or the transactions contemplated hereby and thereby, and except as may be required by applicable law, will not issue any such press release or make any similar public announcement, or cause the Corporation to do so, prior to such consultation and without the prior approval of the other parties.

         5.1.4 Notice of Certain Events. Each party shall promptly notify the other parties in writing of:

                  (a) any notice or other communication from any person or entity alleging that the consent of such person or entity is or may be required in connection with the transactions contemplated hereby or by the Asset Purchase Agreement;

                  (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated hereby or by the Asset Purchase Agreement;

                  (c) any action, suit, claim, investigation or proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Corporation which relates to the consummation of the transactions contemplated hereby or by the Asset Purchase Agreement;

                  (d) the occurrence of any event or circumstances known to such party that has or may result in any material adverse effect on the Corporation prior to the Closing; and

                  (e) the occurrence of any event or circumstance prior to the Closing that causes any of the representations and warranties made in Section 3 or Section 4 of this Agreement (as applicable) to be incomplete or inaccurate in any material respect.

         5.2      Covenants of the Sellers.  The Sellers agree that:

         5.2.1 No Transfer. Prior to the Closing Date, no Seller will (i) sell or otherwise transfer any Shares owned by such Seller or (ii) incur or permit to exist any lien, charge or encumbrance on the Shares owned by such Seller.

         5.2.2 Conduct of the Corporation. From the date hereof through the Closing Date, the Sellers (a) shall cause the Corporation to conduct its business in the ordinary and usual course, consistent with past practice, (b) will use their best efforts to cause the Corporation to preserve intact its business organization and relationships with third parties, including, without limitation, customers, suppliers, distributors and others having business dealings with it, and to keep available the services of its officers and employees and (c) shall not (without the prior written consent of Dupre) authorize or cause the Corporation to:

                  (a) incur any material obligation or liability (absolute, accrued, contingent or otherwise), except in the ordinary course of the Corporation's business or in connection with the performance of, or as specifically contemplated by, this Agreement or the Asset Purchase Agreement;

                  (b) mortgage, pledge or subject to any lien, charge or other encumbrance any of the assets, properties or business of the Corporation;

                  (c) sell or transfer any asset, property, inventory or business or cancel any debt or claim or waive any right, except in the ordinary course of business of the Corporation or in connection with the performance of this Agreement or the Asset Purchase Agreement;

                  (d) dispose of or permit to lapse any patent or trademark or any patent or trademark application, permit or any license to use any thereof, material to the operation of the business of the Corporation;

                  (e) grant any general or uniform increase in the rates of pay of employees of the Corporation or any increase in salary payable or to become payable to any officer, employee, consultant or agent of the Corporation, or change or increase the compensation payable to any officer or employee of the Corporation for any period, or by means of any bonus or pension plan, contract or other commitment, increase the compensation of any officer, employee, consultant or agent of the Corporation;

                  (f) make or authorize any capital expenditures for additions to plant and equipment accounts of the Corporation in excess of $5,000 in the aggregate;

                  (g) make any loan to any shareholder or declare, set aside or pay to any shareholder any dividend or other distribution in respect of its capital stock or redeem or purchase any of its capital stock or agree to take any such action;

                  (h) issue, sell or transfer any stock, bond, debenture or other corporate security of the Corporation, whether newly issued or held in treasury;

                  (i) except for this Agreement or the Asset Purchase Agreement, enter into any material transaction other than in the ordinary course of business of the Corporation;

                  (j) enter into any employment contract which is not terminable upon notice of 30 days or less and without penalty to the Corporation or any successor thereof;

                  (k) enter into any contract or agreement (i) which cannot be performed within three months or less, or (ii) which involves the expenditure of over $5,000, except for sales and purchase contracts in the ordinary course of business;

                  (l) reclassify or change in any manner its outstanding shares of capital stock or issue or sell any shares of its capital stock or other securities;

                  (m) extend credit in excess of $5,000 to any customer who became such on or after the date of this Agreement, or depart from the normal and customary trade, discount and credit policies of the Corporation; or

                  (n)   guarantee  the   obligation  of  any  person,   firm  or
corporation, except by the endorsement of negotiable instruments for deposit or collection in the ordinary course of business.

         5.2.3 No Solicitation. Prior to the Closing, or until termination of this Agreement in accordance with Section 8 hereof, the Sellers will not, and will not cause or permit the Corporation to, solicit, initiate or encourage the submission of any proposal or offer from any person or entity relating to the acquisition of the Corporation (whether pursuant to a sale of stock or assets or a merger or other combination), or participate in any discussions or negotiations regarding any such proposal or offer or furnish any information with respect thereto.

         5.2.4 Financial Books and Records. On or before May 31, 1995, the Sellers shall deliver all financial books and records of the Corporation and all subsidiaries thereof, which are in their possession or control, to the Corporation.

         5.3 Covenant of the Buyers. Each of the Buyers agrees that during the two year period commencing on the Closing Date, such Buyer will not sell or otherwise transfer any Shares, provided, however, that Dupre shall be permitted to sell up to 70,000 Shares at any time or from time to time during such two year period.


SECTION 6.  CONDITIONS TO THE OBLIGATIONS OF THE BUYERS.

         The obligations of the Buyers to purchase the Shares under this Agreement is subject to the satisfaction of each of the following conditions, any of which may be waived in whole or in part in writing by the Buyers:

         6.1 Representations and Warranties True. The representations and warranties of the Sellers contained in this Agreement shall be true and correct on the Closing Date with the same effect as if such representations and warranties had been made at such time.

         6.2 Performance. Each of the obligations of the Sellers to be performed by them at or prior to the Closing pursuant to the terms hereof shall have been duly performed and complied with in all material respects at or prior to the Closing.

         6.3 Resignations. The Buyers shall have received the resignations of Yutaka Yamaguchi, Takeshi Yamaguchi and Neil Grundman as officers and/or directors of the Corporation and, to the extent applicable, each subsidiary thereof.

         6.4 Consents; Releases. All permits, approvals, authorizations and consents of third parties necessary for the purchase of the Shares as contemplated herein, as listed on Schedule 6.4, shall have been obtained.

         6.5 Delivery of Certificates. Each Seller shall have delivered to the Buyers a certificate or certificates for the number of the Shares set forth opposite such Seller's name in Schedule I hereto, duly endorsed for transfer, or with a duly executed stock power attached, together with all applicable stock transfer stamps affixed.

         6.6 Asset Purchase Agreement. Concurrently with the Closing, each of the transactions contemplated by the Asset Purchase Agreement dated as of March 17, 1995 between the Corporation and Bueno of California, Inc., as purchaser, and the agreements ancillary thereto (collectively, the "Asset Purchase Agreement"), a copy of which is annexed hereto as Exhibit B, shall have been consummated to the satisfaction of each of the Buyers.

         6.7 No Adverse Change. There shall not have been any material adverse change in the financial condition of the Corporation at the Closing Date from that disclosed in the audited balance sheet of the Corporation at November 30, 1994 annexed hereto as Exhibit C for the period from the date of such balance sheet to the Closing Date, or in the assets or properties of the Corporation, taken as a whole, from the date of such balance sheet to the Closing Date.

         6.8 Proceedings. No action, suit, proceeding or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, to restrain or prevent the carrying out of the transactions contemplated by this Agreement or the Asset Purchase Agreement or which might affect the right of any Buyer to own any of the Shares or to own, operate or control the Corporation after the Closing Date.

         6.9 Sellers Certificate. The Buyers shall have received a certificate from each of the Sellers certifying in such detail as the Buyers may reasonably request the fulfillment of the conditions set forth in Sections 6.1, 6.2, 6.6,
6.7 and 6.8.


SECTION 7.        CONDITIONS TO THE OBLIGATIONS OF THE SELLERS.

         The obligation of the Sellers to sell their Shares under this Agreement shall be subject to the satisfaction of each of the following conditions, any of which may be waived in whole or in part in writing by the Sellers:

         7.1 Representations and Warranties True. The representations and warranties of the Buyers contained in this Agreement shall be true and correct on the Closing Date with the same effect as if such representations and warranties had been made at such time.

         7.2 Performance. Each of the obligations of the Buyers to be performed by them at or prior to the Closing pursuant to the terms hereof shall have been duly performed and complied with in all material respects at or prior to the Closing.

         7.3 Consents; Releases. All permits, approvals, authorizations and consents of third parties necessary for the sale of the Shares contemplated herein, as listed on Schedule 7.3, shall have been obtained.

         7.4 Additional Agreement. The Sellers shall have received fully executed counterparts of the Buyers' Pledge, substantially in the form of Exhibit D hereto.

         7.5 Payment of Purchase Price. The Buyers shall have paid to the Agent on behalf of the Sellers in the manner contemplated by Section 1.2 the amounts required to be paid to the Agent pursuant to Section 1.2 and Dupre shall have delivered to the Agent on behalf of the Sellers the Promissory Note.

         7.6 Asset Purchase Agreement. Concurrently with the Closing, each and all of the transactions contemplated by the Asset Purchase Agreement shall have been consummated to the satisfaction of each of the Sellers.

         7.7 Proceedings. No action, suit, proceeding or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, to restrain or prevent the carrying out of the transactions contemplated by this Agreement or the Asset Purchase Agreement or which might affect the right of any Seller to sell any of its Shares.

         7.8 Buyers Certificate. The Sellers shall have received a certificate or certificates signed by Dupre certifying in such detail as the Sellers may reasonably request the fulfillment of the conditions set forth in Sections 7.1, 7.2, 7.6 and 7.7.


SECTION 8.        TERMINATION.

         8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

                  (a) by mutual written consent of the Sellers and the Buyers;

                  (b)  by  the  Buyers,   if  there  has  been  a  breach  of  a
representation, warranty, covenant or agreement contained in this Agreement on the part of any of the Sellers and such breach has not been promptly cured;

                  (c) by the Sellers, if there has been a breach of a representation, warranty, covenant or agreement contained in this Agreement on the part of any of the Buyers and such breach has not been promptly cured;

                  (d) by the Buyers or the Sellers, if the Closing has not been consummated by March 31, 1995;

                  (e) by any party, if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Buyers or the Sellers from consummating the transactions contemplated hereby is entered and such judgment, injunction, order or decree shall become final and nonappealable; and

                  (f) by the Buyers, if there shall have occurred since the date hereof any of the events sets forth in clauses (i), (ii) or (iii) of Section 3.8.

         8.2 Effect of Termination.  If this Agreement is terminated pursuant to
Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto.


SECTION 9.        THE AGENT.

         Each Seller, severally, covenants as follows:

         9.1 Delivery of Shares. Such Seller hereby irrevocably constitutes and appoints the Agent, Yashiro Co., Inc., or such other person as may be designated by such Seller as provided in this Section 9.1, as such Seller's true and lawful agent and attorney to act for such Seller in all matters hereunder. The authority of the Agent can be withdrawn and a successor Agent appointed at any time by a notice in writing of such withdrawal and appointment signed by each Seller, or its legal representative. Certificates in negotiable form for the Shares registered in such Seller's name for the number of Shares set forth opposite such Seller's name in Schedule I have been placed in custody with the Agent for the purpose of making delivery of such Shares under this Agreement. Such Seller hereby appoints the Agent as custodian of such Shares for such Seller. The Shares represented by the certificates held in custody for such Seller under this Agreement are for the benefit of and coupled with and subject to the interest of the Agent, each Buyer and the other Seller hereunder. The arrangements made by such Seller for such custody and appointment of the Agent by such Seller are irrevocable, and the obligations of such Seller hereunder shall not be terminated by operation of law or the occurrence of any other event.

         9.2 Agent Not Responsible. The Agent, solely in its capacity as Agent, shall not be responsible to any Buyer for any recitals, statements, representations or warranties contained herein or in any certificate received by any of them hereunder or thereunder or for any failure by any Seller to perform or observe such Seller's obligations hereunder. The Agent, in its capacity as Agent, shall be entitled to rely upon any certificate, notice or other document (including any cable, telegram or telex) believed by him to be genuine and correct, and upon advice and statements of legal counsel, independent accountants and other experts selected by him, without responsibility for the consequences of such reliance.

         9.3 Reliance on Instructions. As to any matters not expressly provided for by this Agreement, the Agent, in its capacity as Agent, shall in all cases be fully protected in acting or in refraining from acting hereunder in accordance with written instructions signed by a majority in interest of the Sellers, and any action taken or failure to act pursuant thereto shall be binding on all Sellers. The Sellers shall reimburse the Agent for all reasonable costs, liabilities or expenses incurred by him, as Agent, pursuant to any of the provisions of this Agreement or in the execution of any of the duties of Agent hereby created or in the exercise, as Agent, of any duty, right, remedy or power herein or therein imposed or conferred upon it (other than any such costs, liabilities and expenses which may result from the Agent's wilful misconduct).


SECTION 10.       GENERAL.

         10.1 Actions After the Closing. After the Closing Date, the parties shall execute and deliver such other and further instruments and perform such other and further acts as may reasonably be required fully to consummate the transactions contemplated hereby.

         10.2 Execution of Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

         10.3 Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be (i) delivered in person, (ii) sent by confirmed telecopy or (iii) mailed, either by registered or certified mail, return receipt requested, postage prepaid, or by overnight express carrier, addressed as follows:

         If to Sellers, to:

                  Yashiro Co., Inc.
                  Yashiro Company, Ltd.
                  1-18-5 Tatsumi-Naka
                  Ikuno-Ku, Osaka 544, Japan
                  Telecopy No.: 816-757-0152
                                    816-752-0844

         with a copy to:

                  Peter Landau, Esq.
                  Opton, Handler, Gottlieb, Feiler & Katz
                  52 Vanderbilt Avenue, 17th Floor
                  New York, New York  10017
                  Telecopy No.:

         If to the Buyers:

                  c/o Mr. Joel Dupre
                  Sirco International Corp.
                  24 Richmond Hill Avenue
                  Stamford, Connecticut 06901
                  Telecopy No.: 203-359-4115

         with a copy to:

                  Pryor, Cashman, Sherman & Flynn
                  410 Park Avenue
                  New York, New York  10022
                  Attention:  Eric M. Hellige, Esq.
                  Telecopy No.: 212-326-0806

         If to the Agent:

                  Yashiro Co., Inc.
                  1-18-5 Tatsumi-Naka
                  Ikuno-Ku, Osaka 544, Japan
                  Telecopy No.: 816-757-0152
                                    816-752-0844

or in the case of any party, such other address as such party, by written notice received by the other parties, may have designated as its address for notices.

         10.4 Assignment, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns, and no other person or entity shall acquire or have any right under or by virtue of this Agreement. Prior to the Closing, no Seller may assign or transfer such Seller's rights hereunder without the prior written consent of the other parties hereto.

         10.5 Applicable Laws. This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be construed and governed by the internal laws, and not the law of conflicts, of the State of New York. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of America in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.

         10.6 Entire Agreement. This Agreement and the agreements ancillary hereto constitute the entire agreement among the parties hereto, and no party hereto shall be bound by any communications between them on the subject matter hereof unless such communications are in writing and bear a date contemporaneous with or subsequent to the date hereof. Any prior written agreements or letters of intent among the parties shall, upon the execution of this Agreement, be null and void.

         10.7 Expenses. The Sellers shall pay all of the expenses incurred by the Sellers in connection with the authorization, preparation, execution and performance of this Agreement, including, but not limited to, attorneys' fees. The Buyers shall pay all of the expenses incurred by the Buyers in connection with the authorization, preparation, execution and performance of this Agreement, including, but not limited to, attorneys' fees.

         10.8 Survival. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall survive the Closing for a period of one year.

         10.9 Amendments. This Agreement may not be amended or changed in any other manner, in whole or in part, except by a writing executed by the parties hereto.

         10.10 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof.

         IN WITNESS WHEREOF, each of the parties has executed this Agreement under the seal on the date first above written.


                                                    SELLERS:

                                                    YASHIRO COMPANY, LTD.

                                                    By:/s/Takeshi Yamaguchi
                                                       -------------------------
                                                       Name: Takeshi Yamaguchi
                                                       Title: Executive Vice
                                                              President


                                                    YASHIRO CO., INC.


                                                    By:/s/Takeshi Yamaguchi
                                                       -------------------------
                                                       Name: Takeshi Yamaguchi
                                                       Title: Executive Vice
                                                              President


                                                    BUYERS:


                                                    /s/Joel Dupre
                                                   -----------------------------
                                                   JOEL DUPRE


                                                    PACIFIC MILLION ENTERPRISE

                                                    By:/s/Yoshiyasu Takada
                                                       -------------------------
                                                       Name: Yoshiyasu Takada
                                                       Title:Managing Director


                                                    /s/Cheng-Sen Wang
                                                   -----------------------------
                                                    CHENG-SEN WANG


                                                    /s/Albert H. Cheng
                                                   -----------------------------
                                                    ALBERT H. CHENG

                                                    AGENT: YASHIRO CO., INC.,
                                                           as Agent

                                                       By:/s/Takeshi Yamaguchi
                                                       -------------------------
                                                       Name: Takeshi Yamaguchi
                                                       Title: Executive Vice
                                                              President

                                   SCHEDULE I

                             SHARES SOLD BY SELLERS

    Name of Seller                                        Number of Shares
    --------------                                        ----------------
YASHIRO COMPANY, LTD.                                         400,000

YASHIRO CO., INC.                                             281,000

                                  SCHEDULE II

                           SHARES PURCHASED BY BUYERS


         Name of Buyer                               Number of Shares
         -------------                               ----------------

         JOEL DUPRE                                      414,334

         PACIFIC MILLION                                 133,333
         ENTERPRISE LTD.

         CHENG-SEN WANG                                   88,889

         ALBERT H. CHENG                                  44,444

                                  SCHEDULE 6.4

                            BUYER CONSENTS; RELEASES

                                      None

                                  SCHEDULE 7.4

                           SELLER CONSENTS; RELEASES

                                      None

                                                                       EXHIBIT A

                                PROMISSORY NOTE


$532,250.00                                                       March __, 1995

                  FOR VALUE RECEIVED, the undersigned (the "Maker") does hereby promise to pay to the order of Yashiro Co., Inc. (the "Holder"), as Agent pursuant to that certain Stock Purchase Agreement, dated as of March __, 1995, by and among Yashiro Company, Ltd. ("Yashiro Limited") and Holder and Maker, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Wang (collectively, the "Stock Purchasers") and Holder, as Agent (the "Stock Purchase Agreement"), at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan, or at such other place as may be designated in writing from time to time by Holder, the principal sum of Five Hundred Thirty-Two Thousand Two Hundred Fifty Dollars ($532,250.00), in lawful money of the United States of America, together with interest in arrears on the principal amount hereof from time to time outstanding at the rate of ten (10) percent per annum, payable quarterly in arrears commencing June 30, 1996 and payable quarterly in arrears on each June 30th, September 30th, December 31st and March 31st thereafter. $88,708.33 of the principal amount hereof shall be repaid on March 31, 1996 and on each anniversary of such date thereafter through and including March 31, 2001.

                  1.       Events of Default

                  The occurrence of any of the following events with respect to Maker shall constitute an event of default which shall cause the entire principal amount of this Note and accrued interest to become immediately due and payable without the necessity for any demand on Maker:

                            (a) If Maker shall default in the payment of principal or any interest when due and such default shall have continued unremedied for a period of thirty (30) days; or

                            (b) A final judgment or judgments for the payment of
                   money in excess of $250,000 shall be rendered against Maker and shall not be discharged for any period of sixty (60) consecutive days during which a stay of enforcement shall not be in effect by reason of appeal or otherwise; or

                            (c) If  Maker  shall  make  an  assignment  for  the
                   benefit of creditors, or file a voluntary petition under the U.S. Bankruptcy Code, as amended (the "Bankruptcy Code"), or any other federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of his property; or

                            (d) If Maker  shall  file an  answer  admitting  the
                   jurisdiction of the court and the material allegations of an involuntary petition filed against him under the Bankruptcy Code or any other federal or state insolvency law; or

                            (e) If a proceeding shall be commenced against Maker
                   seeking the appointment of a trustee, receiver or custodian of all or part of Maker's property and such proceeding shall not be dismissed within sixty (60) days after its commencement; or

                            (f) If Sirco International Corp., a New York corporation (the "Company"), shall have accumulated operating losses (calculated in accordance with generally accepted accounting principles) in excess of (i) $1,500,000 for the eight (8) consecutive fiscal quarters commencing with the fiscal quarter following the closing (the "Closing") of the transactions contemplated by the Stock Purchase Agreement or
                   (ii) $2,000,000 for any period of nine (9) consecutive fiscal quarters, commencing with the fiscal quarter following the Closing.

                  (2)      Security Interest

                  The indebtedness represented by, and all obligations in respect of, this Note are secured by a lien upon and first priority security interest in the 681,000 shares of the Company's common stock, par value $.10 per share, pursuant to that certain Pledge Agreement, dated even date herewith, made by each of the Stock Purchasers in favor of Bueno of California, Inc. and Holder, on its own behalf and as agent for Yashiro Limited.

                  (3)      Prepayment

                  This Note may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty (60) days' prior written notice.

                  (4)      Default Interest

                  Without prejudice to any other rights of Holder under this Note as provided herein, Maker shall pay to Holder a late charge equal to three (3%) percent of the quarterly installment or other payment due hereunder which is not paid on the due date thereof. Such late charge shall be made on a monthly basis for each month such installment is delinquent.

                  (5)      Miscellaneous Provisions

                            (a) Failure to exercise  Holder's  rights  hereunder
                   shall not constitute a waiver of the right to exercise same in the event of any subsequent default.

                            (b) Maker and Holder  hereby  irrevocably  submit to
                   the personal jurisdiction of any state or Federal court sitting in the State of New York over any suit, action or proceeding arising out of or relating to this Note. Maker and Holder hereby irrevocably waive to the fullest extent permitted by applicable law any objection which they have or hereafter have to laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Maker and Holder hereby agree to submit to the exclusive jurisdiction of the courts of the State of New York for the purpose of resolving any action or claim arising out of the performance of the provisions of this Note.

                            (c) Maker  expressly  waives any right to a trial by
                   jury in any action to enforce this Note. Maker also waives the right to interpose in any proceeding to collect this Note, any set-off, affirmative defense or counterclaim of any nature except those asserted in good faith that specifically arise under the Stock Purchase Agreement.

                            (d) This Note shall be construed in accordance  with
                   and governed by the laws of the State of New York.

                            (e) Maker expressly waives  presentment for payment,
                   demand and protest, notice of protest and dishonor, and all other notices in connection with the delivery, acceptance, performance default or enforcement of the payment of this Note.

                            (f) This  Note may not be  modified  nor  shall  any
                   waiver hereunder be effective unless in writing signed by the party against whom the same is asserted.

                                                           ---------------------
                                                                 JOEL DUPRE

                                                                       EXHIBIT B


                            ASSET PURCHASE AGREEMENT


                  This AGREEMENT, dated March 20, 1995, is by and between SIRCO INTERNATIONAL CORP., a New York corporation ("Seller"), and BUENO OF CALIFORNIA, INC., a Delaware corporation ("Buyer").
                              W I T N E S S E T H:
                  WHEREAS, Seller is in the business, among other things, of selling handbags and tote bags through its Handbag Division (the "Division"); and
                  WHEREAS, Buyer desires to purchase, and Seller desires to sell, substantially all of the operating assets of the Division on the terms and subject to the conditions set forth in this Agreement;
                  NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, Buyer and Seller hereby agree as follows:

                       ARTICLE I. ASSETS TO BE PURCHASED
                  Section 1.1. Description of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Seller shall convey, sell, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller, all right, title and interest of Seller in and to, the operating assets, properties, rights (contractual or otherwise) and business of Seller which are used currently in connection with the business and operations of the Division (the "Business") and are set forth below:

                  (a) All machinery, equipment, tooling, parts, furniture, supplies, and other tangible personal property used currently in conducting the Business listed on Schedule 1.1(a)1 (the "Personal Property") and;

                  (b) All finished goods inventory and other inventory of the Division on hand at Closing (including samples located in showrooms and Seller's offices), as set forth on Schedule 1.1(b), or returned to Seller or Buyer by customers of the Division after the Closing (the "Inventory");

                  (c) All proprietary rights, proprietary knowledge, know-how, trademarks, names, service marks, trade names, symbols, logos, franchises and permits used in conducting the Business and all applications therefor, registrations thereof and licenses, sublicenses or agreements in respect thereof, which Seller owns or has the right to use or to which Seller is a party and all filings, registrations or issuances of any of the foregoing with or by any federal, state, local or foreign regulatory, administrative or governmental office, in each case listed on Schedule 1.1(c) (collectively, the "Proprietary Rights");

                  (d) All contracts, agreements, contract rights, license agreements, franchise rights and agreements, purchase and sales orders, quotations and executory commitments, instruments, third party guaranties, indemnifications, arrangements, and understandings, whether oral or written, to which Seller is a party (whether or not legally bound thereby) and used currently in conducting the Business and listed on Schedule 1.1(d) (the "Contracts");

                  (e) All deposits, prepaid expenses and other miscellaneous assets of the Division listed on Schedule 1.1(e);

                  (f) All books of account, customer lists, files, papers and records used currently in conducting the Business; and

                  (g) All goodwill relating to the Division.

                  Notwithstanding the foregoing, there shall be excluded from the assets, properties, rights, (contractual and otherwise) and business of Seller to be conveyed, sold, transferred, assigned and delivered to Buyer under this Agreement (i) cash and cash equivalents and investment securities, (ii) all accounts receivable relating to or arising out of the operation of the Division prior to the Closing, (iii) notes receivable from Seller and third parties to the Division, (iv) tax refunds paid to Seller, whether or not such tax refunds relate to the Division, (v) all corporate minute books, stock records, tax returns and supporting schedules, books of original financial entry, and internal accounting documents and records relating to the Division (all of which shall be subject to Buyer's right to inspect and copy at Buyer's expense for any reasonable purpose during normal business hours) and (vi) all causes of action, judgments, claims or demands of whatever kind or description relating to the Division which Seller has or may have against any other person or entity. All of the assets, properties, rights (contractual and otherwise) and business to be conveyed, sold, transferred, assigned and deliv-ered to Buyer pursuant to this
Section 1.1 are hereinafter collectively referred to as the "Property."
                  Section 1.2. Non-Assignment of Certain Property. To the extent that the assignment hereunder of any of the Contracts shall require the consent of any other party (or in the event that any of the same shall be non-assignable), neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in the loss or diminution thereof; provided, however, that in each such case, Seller shall use its reasonable efforts to obtain the consents of such other party to an assignment to Buyer. If such consent is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits of any such Contract including, without limitation, en-forcement, for the account and benefit of Buyer, of any and all rights of Seller against any other person with respect to any such Contract; provided, however, that all expenses related thereto shall be borne by Seller.
                  Section 1.3. Preservation of Books and Records. For a period of five years following the Closing, each of Seller and Buyer will preserve and maintain all books and records of the Business in their possession. If either Seller or Buyer desires to dispose of any such books and records at the end of such five-year period or before the expiration of such five-year period, the party so desiring will first give notice thereof to the other party and will, at such party's option and expense, appropriately package and deliver such books and records to such party at such location as such party shall designate.

                     ARTICLE II. ASSUMPTION OF OBLIGATIONS
                  Section 2.1. Assumption of Certain Liabilities. At the Closing, Seller shall assign and delegate to Buyer, and Buyer shall assume and undertake to pay, discharge and perform in full when due, the liabilities and obligations (i) arising under the Contracts, to the extent such liabilities and obligations are required to be performed after the Closing, (ii) related to severance, pension or welfare benefits including, without limitation, accrued payroll, accrued sick days and accrued vacation days, for Employees (as hereinafter defined) to which Buyer shall extend employment in accordance with
Section 5.8 hereof, (iii) related to goods purchased by the Division prior to the Closing but not yet delivered to the warehouse and (iv) related to Inventory returned to Seller after the Closing by customers of the Division. The liabilities of Seller being assumed by Buyer are hereinafter referred to as the "Assumed Liabilities."
                  Section 2.2. Liabilities Not Assumed. With the exception of the Assumed Liabilities, Buyer shall not by execution and performance of this Agreement, or otherwise, assume or otherwise be responsible for any liability or obligation of any nature of Seller, whether relating to the Division or any of Seller's other assets, operations, businesses or activities, or claims of such liability or obligation, matured or unmatured, liquidated or unliquidated, fixed or contingent, or known or unknown, whether arising out of occurrences prior to, at or after the date hereof including, without limitation, any liability (i) as of the Closing for wages, salaries, severance, pension or welfare benefits including, without limitation, accrued sick days and accrued vacation days, for employees or former employees of the Division (other than the Employees to which Buyer shall extend employment in accordance with Section 5.8 hereof), (ii) as of the Closing for employee medical benefits based upon claims arising prior to the Closing, whether or not notice of such claim is received prior to or after Closing, (iii) for retroactive premium adjustments for workers' compensation,
(iv) for commissions and other fees earned prior to the Closing by agents, salesmen and other employees or former employees of the Division, (v) under any workers' compensation claims based upon claims arising prior to the Closing, whether or not notice of such claim is received prior to or after the Closing and (vi) claims of any nature or kind relating to or arising out of goods shipped prior to the Closing.

                          ARTICLE III. PURCHASE PRICE
                  Section 3.1. Consideration. (a) Upon the terms and subject to the conditions set forth in this Agreement, in consideration for the Property, at the Closing Buyer shall (i) assume the Assumed Liabilities as provided in
Section 2.1 hereof and (ii) pay to Seller the sum of (x) Fifty Thousand Dollars ($50,000), (y) an amount equal to the Book Value (as hereinafter defined) of the Personal Property, as jointly determined by Seller and Buyer prior to the Closing, and (z) an amount equal to the product of (A) the Book Value of the Inventory (other than Inventory samples located in showrooms and Seller's offices) on hand as of the Closing (the "Inventory Valuation"), as jointly estimated by Seller and Buyer (the "Preliminary Closing Inventory Valuation") pursuant to Section 3.2, multiplied by (B) 90%. As of the date hereof, the Book Value of the Personal Property and the Inventory is $35,234 and $1,889,368.39, respectively. For purposes of determining each of (i) the purchase price for the Personal Property, (ii) the Preliminary Closing Inventory Valuation and (iii) the Final Inventory Valuation (as hereinafter defined), "Book Value" shall mean the book value of the Personal Property or the Inventory, as the case may be, being purchased by Buyer pursuant to Sections 1.1(a) and 1.1(b) hereof as determined by the parties hereto; provided, however, that in no event shall any Inventory or Personal Property, as the case may be, be valued at an amount less than the value carried therefor on the Seller's audited balance sheet at November 30, 1994 (the "Balance Sheet") and, provided, further, all Inventory and Personal Property shall be valued in a manner consistent with that utilized for the purposes of the Balance Sheet.
                  (b) The payments of the purchase price relating to the Inventory transferred on the Closing Date shall be made at Closing through reduction in the amount of $1,699,497.73 of Seller's outstanding aggregate indebtedness to Yashiro Company, Ltd. and Yashiro Co., Inc. ("Yashiro"), each of which are Japanese corporations and affiliates of the Buyer (together, the "Yashiro Entities"), which aggregate indebtedness as of the date hereof is $2,238,506.01. To the extent the purchase price for the Inventory transferred at Closing exceeds $1,699,497.73, Buyer shall pay to Seller in cash, by wire transfer of immediately available funds in accordance with Seller's instructions, the amount of such excess. The Payment of the remaining portion of the purchase price payable at Closing shall be paid by Buyer to Seller in cash, by wire transfer of immediately available funds in accordance with Seller's instructions. The aggregate indebtedness of Seller to Yashiro following the Closing will be $897,827.58, as summarized on Schedule 3.1(b) hereof.
                  Section 3.2.     Adjustment of Inventory Valuation.
                  (a) Immediately after the date of the Closing (the "Closing Date"), Seller and Buyer shall cause the joint audit of the Preliminary Closing Inventory Valuation. The Preliminary Closing Inventory Valuation shall be the Book Value set forth for the Inventory on the Seller's accounting records and provided by Seller to Buyer within two days prior to the Closing Date. During the ten-day period following the Closing Date, Buyer and its accountants shall consult with Seller and its accountants regarding the Preliminary Closing Inventory Valuation.
                  If within 15 days after the Closing Date, Buyer notifies Seller in writing that modifications are required to be made in order for the Preliminary Closing Inventory Valuation to present fairly the Inventory Valuation in accordance with this Agreement, the Preliminary Closing Inventory Valuation shall be so modified or, if within ten days after receipt of notice from Buyer that modifications should be made, Seller notifies Buyer in writing of Seller's disagreement with respect to any of the modifications, the modifications subject to such disagreement shall be determined by Ernst & Young ("E&Y"), Seller's independent public accountants, in accordance with the terms of this Agreement to arrive at a final inventory valuation (the "Final Inventory Valuation"), on the basis of such procedures as E&Y, in its sole judgment, deems applicable and appropriate, taking into account the nature of the issues, the amount(s) in dispute and the respective positions asserted by the parties. If Buyer and Seller agree upon a modification or if Buyer does not notify Seller that modifications to the Preliminary Closing Inventory Valuation are required within such 15 day period, the Preliminary Closing Inventory Valuation as jointly modified, or as originally estimated, as the case may be, shall be deemed to be the Final Inventory Valuation. In the event Seller objects to any of the modifications requested by Buyer, E&Y shall review the disputed matters and as promptly as practicable deliver to Seller and Buyer the Final Inventory Valuation, setting forth its determination as to the proper treatment of the modifications as to which there was disagreement, and such Final Inventory Valuation shall be final and binding upon the parties hereto without any further right of appeal. All charges of E&Y incurred in determining the Final Inventory Valuation shall be borne equally by Buyer and Seller.
                  (b) If the Final Inventory Valuation exceeds the Preliminary Closing Inventory Valuation paid at Closing, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the amount of such excess (such amount a "Purchase Price Increase"). If the Final Inventory Valuation is less than the Preliminary Closing Inventory Valuation paid at Closing, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be decreased by an amount equal to the amount of such shortfall (such amount a "Purchase Price Decrease").
                  (c) If there is a Purchase Price Increase, Buyer shall pay to Seller within three business days of the date of the final determination of the Purchase Price Increase, the amount of the Purchase Price Increase, together with simple interest accrued thereon at the rate of 10% per annum (the "Applicable Rate") from the Closing Date. If there is a Purchase Price Decrease, Seller shall pay to Buyer within three business days of the date of the final determination of the Purchase Price Decrease that amount of the Purchase Price Decrease, together with simple interest accrued thereon at the Applicable Rate from the Closing Date.
                  Section 3.3.     Returned Goods.
                  (a) To the extent a customer of the Division returns goods in saleable condition to Seller following the Closing and Seller subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the sum of (A) the product of (i) the Book Value of such returned goods multiplied by (ii) 90% (such amount a "Refund Purchase Price Increase") and (B) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such returned goods. All of the above is subject to receipt of reasonable documentation confirming amounts paid by the Seller.
                  (b) To the extent a customer of the Division returns damaged goods to Seller following June 1, 1995 and Seller subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the sum of (A) the Refund Purchase Price Increase and (B) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such returned goods. All of the above is subject to receipt of reasonable documentation confirming amounts paid by the Seller.
                  (c) To the extent a customer of the Division returns goods to Buyer following the Closing, the purchase price of which was previously paid to Seller, and Buyer subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be decreased by an amount equal to the difference between (x) the purchase price previously paid to the Seller for such returned goods and (y) the product of (i) the Book Value of such returned goods multiplied by (ii) 90% (such amount a "Refund Purchase Price Decrease") and (z) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such goods. All of the above is subject to receipt of reasonable documentation confirming amounts returned to Buyer and paid by Buyer.
                  (d) If there is a Refund Purchase Price Increase, Buyer shall pay to Seller, within three business days of the date upon which Seller notifies Buyer that it has refunded any money to a customer of the Division for goods returned thereby, by wire transfer of immediately available funds to a bank account designated by Seller, the amount of such Refund Purchase Price Increase and Seller shall promptly deliver to Buyer, at Seller's expense, the goods returned by such customer. If there is a Refund Purchase Price Decrease, Seller shall pay to Buyer, within three business days of the date upon which Buyer notifies Seller that it has refunded any money to a customer of the Division for goods returned thereby, by wire transfer of immediately available funds to a bank account designated by Buyer, the amount of such Refund Purchase Price Decrease.
                  Section 3.4. Chargebacks. In the event that, following the Closing, a customer of the Division takes a chargeback to an account receivable of Seller, Buyer shall pay to Seller, within ten business days of the date upon which Seller notifies Buyer of such chargeback, by wire transfer of immediately available funds, an amount equal to the aggregate amount of any salesman's commissions paid by Seller to any salesman in connection with the sale giving rise to such account receivable.
                  Section 3.5. Purchase Price Allocation. Seller and Buyer hereby agree that the aggregate purchase price for the Property shall be allocated for purposes of this Agreement and for federal, state and local tax purposes as set forth on an allocation certificate in the form attached hereto as Exhibit A (the "Allocation Certificate") to be executed by Buyer and Seller at the Closing. Buyer and Seller shall file all federal, state, local and foreign tax returns, including Internal Revenue Form 8594, in accordance with the allocation set forth in such Allocation Certificate. Any aggregate (i) Purchase Price Increase or Purchase Price Decrease or (ii) Refund Purchase Price Increase or Refund Purchase Price Decrease shall adjust the dollar value allocated to the asset categories to which it is attributable.
                  Section 3.6. Adjustments. The Closing shall be deemed to occur as of 11:59 p.m. on the Closing Date and for all purposes, any adjustments under this Agreement pursuant to Section 3.2 hereof shall be deemed to be made as of such time.

                   ARTICLE IV. REPRESENTATIONS AND WARRANTIES
           Section 4.1. Buyer represents and warrants to Seller that:
                  (a) Corporate Existence. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. As a result of the Business conducted by the Division or the character or location of the Property, Buyer is duly qualified to do business and in good standing in the State of California, which is the only jurisdiction where the nature of the Business conducted by the Division or the character or location of the Property requires such qualification, except where the failure to be so qualified would not in the aggregate have a material adverse effect on the Business or on the Property; provided, however, that no representation is made as to the necessity or requirement to qualify to do business in the State of Connecticut.
                  (b) Authorization; Validity. Buyer has all requisite corporate power and authority to enter into this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby. All necessary corporate action has been taken by Buyer with respect to the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby. Assuming the due execution and delivery of this Agreement by Seller, this Agreement is a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally, and the discretion of the court before which any proceeding therefore may be brought.
                  (c) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by or on behalf of Buyer in such a manner as not to give rise to any claim against Buyer, Seller or the Property for a finder's fee, brokerage commission, advisory fee or other similar payment.
                  Section 4.2.     Seller represents and warrants to Buyer that:
                  (a) Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has the corporate power to own, operate or lease the Property and to carry on the Business as now being conducted. As a result of the Business conducted by the Division or the character or location of the Property, Seller is duly qualified to do business and in good standing in those jurisdictions listed on Schedule 4.2(a), which include the only jurisdictions where the nature of the Business conducted by the Division or the character or location of the Property requires such qualification, except where the failure to be so qualified would not in the aggregate have a material adverse effect on the Business or on the Property; provided, however, that no representation is made as to the necessity or requirement to qualify to do business in the State of Connecticut.
                  (b) Authorization; Validity. Seller has all requisite corporate power and authority to enter into this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby without the approval of any third party except as set forth on Schedule 4.2(b). All necessary corporate action has been taken by Seller with respect to the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby. Assuming the due execution and delivery of this Agreement by Buyer, this Agreement is a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally, and the discretion of the court before which any proceeding therefor may be brought.
                  (c) Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by or on behalf of Seller in such a manner as not to give rise to any claim against Seller, Buyer or the Property for a finder's fee, brokerage commission, advisory fee or other similar payment.
                              ARTICLE V. COVENANTS
                  Section 5.1. Release. Upon the earlier of (i) 180 days following the Closing or (ii) the date upon which Seller executes documentation with respect to any alternative financing source on terms substantially similar to those set forth in that certain Factoring Agreement, dated September 16, 1992, between Rosenthal & Rosenthal Inc. and Seller (the "Factoring Agreement"), Seller shall cause the release of all obligations of any and all guarantors with respect to the Factoring Agreement existing as of the date hereof.
                  Section 5.2. Shinhan Bank. Seller shall repay the indebtedness outstanding and cause the discharge of all guarantees under that certain Revolving Credit Agreement, dated as of July 20, 1990, by and among Seller, Yutaka Yamaguchi and Shinhan Bank New York Branch, as amended on June 23, 1992 (the "Revolving Credit Agreement"), in accordance with the payment schedule listed on Schedule 5.2; provided, however, that, notwithstanding the foregoing, Seller shall not increase the aggregate amount of its indebtedness under the Revolving Credit Agreement at any time from and after the date hereof.

                  Section 5.3.     Issuance of Capital Stock.
                  (a) Without the prior written  consent of Buyer,  Seller shall not, until the earlier of (i) twenty seven months from the Closing Date and (ii) the date upon which all obligations of Seller or the Stock Purchasers (as hereinafter defined), as the case may be, under (x) this Agreement, (y) the Stock Purchase Agreement, dated even date herewith by and among the Yashiro Entities and Joel Dupre ("Dupre"), Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng (collectively, the "Stock Purchasers") and Yashiro Co., as Agent (the "Stock Purchase Agreement"), and (z) any agreements that are exhibits hereto or thereto are either satisfied or paid in full by the Stock Purchasers or Seller, as the case may be (all such obligations hereinafter referred to as the "Seller's Liabilities"), issue any of its capital stock, or any securities exercisable or convertible into, or exchangeable for, its capital stock unless (A) such securities are issued in consideration of cash, (B) in the event Seller issues its common stock, par value $.10 per share (the "Common Stock"), such Common Stock is sold in consideration of cash and in accordance with Section 5.3(b) hereof and (C) the net cash proceeds from such issuance(s) are applied concurrently to the payment of Seller's obligations under (x) this Agreement, (y) any agreement that is an exhibit hereto or (z) any other indebtedness of Seller to either of the Yashiro Entities outstanding as the Closing.
                  (b) Until the date upon which all of Seller's  Liabilities are paid in full or satisfied, as the case may be, Common Stock may only be issued as follows:
                           (i)  During  the first year  following  the  Closing,
         Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the average last reported bid quotation for the Common Stock on the National Association of Securities Dealers Automated Quotation ("NASDAQ") (as reported in the Wall Street Journal) for thirty consecutive Trading Days (as hereinafter defined) ending on the Closing Date, provided the Common Stock continues at all times to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). "Trading Day" shall mean a full day on which trading in the Common Stock is conducted on NASDAQ, whether or not any trades are actually consummated.
                           (ii) During the second year  following  the  Closing,
         Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the fair market value thereof, as reasonably determined in good faith by Seller's Board of Directors (the "Fair Market Value"), provided the Common Stock continues at all times to be registered under Section 12 of the Exchange Act; and
                           (iii) During the third year following the Closing and
         thereafter, Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the Fair Market Value at the time of such issuance.
                  (c)  Notwithstanding  anything to the contrary herein,  Seller shall not, until the date upon which all of Seller's Liabilities are paid in full or satisfied, as the case may be, sell any of its capital stock, or any securities exercisable or convertible into, or exchangeable for, its capital stock if, following such issuance(s), the Stock Purchasers would beneficially own less than 35% of the outstanding Common Stock on a fully-diluted basis.
                  Section 5.4.  Restricted  Payments.  Until the date upon which all of Seller's Liabilities are paid in full or satisfied, as the case may be, Seller shall not (i) declare or pay any dividend, (ii) make any other distribution on any shares of its capital stock or (iii) redeem or purchase any shares of its capital stock.
                  Section 5.5. Financial Statements and SEC Filings.  Until such time as all of Seller's Liabilities are paid in full or satisfied, as the case may be, Seller shall deliver to Buyer (i) within a period of time consistent with current practice but in no event more than (x) ninety days after the end of any month during Seller's fiscal first quarter and (y) forty- five days after the end of any other month, Seller's unaudited balance sheet, statement of operations and statement of cash flows (collectively, the "Financial Statements"), certified as true and correct in all material respects by the Chief Financial Officer thereof, (ii) within 90 days following the end of Seller's fiscal year, the Financial Statements of Seller, audited by Seller's independent public accountants and (iii) within three days after the filing thereof, any report or document filed by Seller with the Securities and Exchange Commission.
                  Section 5.6.  Change of  Accountants.  Seller shall not change its independent public accountants without the prior written consent of Buyer; provided, however, that Seller may change its accountants to the firm of Nussbaum Yates & Wolpow, P.C. ("NY&W"), provided Buyer receives, prior to any such change, the written agreement of NY&W, in form reasonably satisfactory to Buyer, to the effect that NY&W shall deliver directly to Buyer, in accordance with and during the period required by Section 5.5 hereof, copies of all Financial Statements previously certified by NY&W.
                  Section 5.7.  Bulk Sales Law. To the extent that the terms and conditions of any bulk sales laws may be deemed to be applicable to the transactions contemplated by this Agreement, Buyer hereby waives compliance by Seller with the provisions of any such laws, and Seller warrants and agrees to pay and discharge when due all bona fide claims of creditors of Seller actually made against Buyer which have been or will be asserted against Buyer by reason of such non-compliance to the extent such liabilities are not Assumed Liabilities. Seller agrees to indemnify and hold harmless Buyer following the Closing from and against any and all damages, losses, liabilities, claims, costs and expenses including, without limitation, reasonable attorneys' fees and other costs and expenses incident to any suit, action, claim or proceeding related to the foregoing (collectively, the "Claims"), incurred by Buyer by reason of the failure of Seller to pay and discharge such Claims; provided, however, that (i) Buyer shall notify Seller promptly in writing of any Claim for which it may seek indemnification from Seller pursuant to this Section 5.7, (ii) Seller shall have the right to assume the defense of any such Claim and Buyer shall fully cooperate with Seller in any such defense and (iii) Seller shall not be responsible for the payment of any amount arising out of any settlement of any Claim made by Buyer without Seller's prior written consent.
                  Section  5.8.   Employee   Matters.   Buyer  agrees  to  offer
employment solely to the employees of the Division on the Closing Date set forth on Schedule 5.8 (the "Employees"), subject to such terms and conditions of employment as Buyer may set or establish after the Closing Date including, without limitation, such matters as wages, hours and working conditions. In all respects after the Closing, such Employees shall be at-will employees and Buyer shall have the right to dismiss in its sole discretion any of such Employees. Seller shall indemnify and hold harmless Buyer with respect to any and all claims made by employees of Seller not set forth on Schedule 5.8.
                  Section 5.9.  Fairness  Opinion.  Any fees and related charges
(including the reimbursement of expenses) paid to Delta Financial Group Incorporated ("Delta") in connection with its rendering to Seller of a fairness opinion in connection with the transactions contemplated by this Agreement and the agreements ancillary hereto (the "Fairness Opinion") shall be borne equally by Buyer and Seller.
                  Section 5.10.  Severability.  With respect to any provision of this Article V finally determined by a court of competent jurisdiction to be unenforceable, Seller and Buyer hereby agree that such court shall have jurisdiction to reform such provision so that it is enforceable to the maximum extent permitted by law, and the parties agree to abide by such court's determination. In the event that any provision of this Article V cannot be reformed, such provision shall be deemed to be severed from this Agreement, but every other provision of Article V of this Agreement shall remain in full force and effect.
                  Section 5.11.  Further  Assurances.  On and after the Closing,
Seller shall prepare, execute and deliver, at Seller's expense, such further instruments of conveyance, sale, assignment or transfer, and shall take or cause to be taken such other or further action as Buyer's counsel shall reasonably request at any time or from time to time in order to perfect, confirm or evidence in Buyer title to all or any part of the Property or to consummate, in any other manner, the terms and conditions of this Agreement. On and after the Closing, Buyer shall prepare, execute and deliver, at Buyer's expense, such further instruments, and shall take or cause to be taken such other or further action as Seller's counsel shall reasonably request at any time or from time to time in order to confirm or evidence Buyer's assumption of the Assumed Liabilities or to consummate, in any other manner, the terms and conditions of this Agreement.
                  Section 5.12.  Announcements.  Neither party to this Agreement shall make any public announcements prior to the Closing with respect to this Agreement or the transactions contemplated hereby without the consent of the other party hereto, except as required by law.
                  Section 5.13.  Consents.  The parties  hereto agree to use all reasonable efforts to obtain all approvals, authorizations and consents of all third parties necessary for the consummation of the transactions contemplated hereby.
                  Section 5.14. Confidentiality.  Each of Seller and Buyer shall hold and shall cause its consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party furnished it by such other party or its representatives in connection with the transactions contemplated by this Agreement including, without limitation, the Financial Statements delivered to Buyer pursuant to Section 5.5 hereof (except to the extent that such information can be shown to have been (i) previously known by the party to which it was furnished, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished), and neither Seller nor Buyer shall release or disclose such information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with this Agreement. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain through no fault of the party required to hold it in confidence, and such information shall not be used to the detriment of, or in relation to any investment in, the other party and all such documents (including copies thereof) shall be returned to the other party immediately upon the written request thereof. Each party shall be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

                              ARTICLE VI. CLOSING
                  Section 6.1. Closing. This transaction shall close and all deliveries to be made at the time of closing shall take place at 10:00 a.m., New York City time, on March 20, 1995, at the offices of Olshan Grundman Frome & Rosenzweig, 505 Park Avenue, New York, New York, or at such other place or date as may be agreed upon from time to time in writing by Seller and Buyer (the "Closing").
                  Section 6.2. Deliveries by Seller. At or prior to the Closing, Seller shall deliver to Buyer, duly and properly executed, the following:
                  (a) Good and sufficient General Conveyance, Assignment and Bill of Sale, in the form attached hereto as Exhibit B (the "General Conveyance, Assignment and Bill of Sale"), conveying, selling, transferring and assigning to Buyer title to all of the Property, free and clear of all security interests, liens, charges, encumbrances or equities whatsoever, except for those (i) in favor of Rosenthal & Rosenthal, Inc. pursuant to the Factoring Agreement, (ii) assumed by Buyer pursuant to this Agreement or (iii) approved in writing by Buyer prior to the Closing.
                  (b) Assumptions of the Assumed Liabilities, in the form attached hereto as Exhibit C (the "Assumption Agreement"), and shall include, to the extent obtained, the written consents of all parties necessary in order to duly transfer to Buyer all of Seller's rights under the Contracts.
                  (c) An agreement, in the form attached hereto as Exhibit D, with respect to the provision to Seller by Yashiro Co. of a letter of credit facility (the "Letter of Credit Agreement").
                  (d) The Fairness Opinion of Delta in the form attached hereto as Exhibit E, to the effect that the terms of the transactions contemplated by this Agreement and the agreements ancillary hereto are fair to the shareholders of Seller from a financial point of view.
                  (e) A Sublease, in the form attached hereto as Exhibit F, providing for the use and occupancy by Buyer of space in Seller's California warehouse (the "Sublease").
                  (f) A Sharing Agreement, in the form attached hereto as Exhibit G, providing for the shared use by Seller and Buyer of Seller's New York showroom (the "Sharing Agreement").
                  (g) An Exclusive Purchasing Agreement, in the form attached hereto as Exhibit H, granting Buyer or designees thereof the exclusive right to sell Seller's goods in Japan (the "Exclusive Purchasing Agreement").
                  (h) The  Guaranty  of Dupre,  in the form  attached  hereto as
Exhibit I, guaranteeing the payment of Seller's obligations under the agreements set forth on Exhibit A thereto (the "Guaranty").
                  (i) A Pledge Agreement, in the form attached hereto as Exhibit J, whereby the Stock Purchasers shall pledge an aggregate of 681,000 shares of Common Stock to secure all of Seller's Liabilities (as that term is defined in
Section 5.3 hereof) (the "Pledge Agreement").
                  (j) Non-Competition Agreements, in the forms attached hereto as Exhibits K-1, K-2, K-3 and K-4 to be executed by Seller and each of (x) the Yashiro Entities, (y) Yutaka Yamaguchi and (z) Takeshi Yamaguchi, respectively (collectively, the "Non- Competition Agreements").
                  (k) A Severance Agreement, in the form attached hereto as Exhibit L, to be executed by Seller and Takeshi Yamaguchi (the "Severance Agreement").
                  (l) A License Agreement, in the form attached hereto as Exhibit M, granting Buyer the right to use the trade name "Mondo" (the "License Agreement").
                  (m) An Assignment of the United States trademarks of Seller, in the form attached hereto as Exhibit N (the "Trademarks Assignment"), conveying, transferring and assigning to Buyer, all of Seller's right, title and interest to such trademarks.
                  (n) A certificate of the President and Secretary of Seller in accordance with Section 7.1(d) hereof.
                  (o) The Certificate of Incorporation of Seller, certified as of a recent date by the Secretary of State of New York.
                  (p) A certificate of the Secretary of State of New York, dated as of a recent date, as to the good standing of Seller in such state.
                  (q) A certificate of the Secretary of State of each state listed on Schedule 4.2(a), dated as of a recent date, as to the good standing of Seller in each such state.
                  (r) A Non-competition Agreement, in the form attached hereto as Exhibit O, to be executed by each of the Seller and the Buyer.
                  (s) Resolutions of the Board of Directors of Seller authorizing the execution and delivery of this Agreement by Seller and the performance of its obligations hereunder, certified by the Secretary of Seller.
                  (t) Such other separate instruments of sale, assignment or transfer that Buyer may reasonably deem necessary or appropriate in order to perfect, confirm or evidence title to all or any part of the Property.
                  Section 6.3. Deliveries by Buyer. On or prior to the Closing, Buyer shall deliver to Seller the purchase price in accordance with Section 3.1 hereof and shall deliver to Seller, all duly and properly executed, the following:
                  (a)      The Assumption Agreement.
                  (b)      The Letter of Credit Agreement.
                  (c)      The Sublease.
                  (d)      The Sharing Agreement.
                  (e)      The Exclusive Purchasing Agreement.
                  (f)      The Pledge Agreement.
                  (g)      The Non-Competition Agreements.
                  (h)      The Severance Agreement.
                  (i)      The License Agreement.
                  (j) A certificate of the President and Secretary of Buyer in accordance with Section 7.2(d) hereof.
                  (k) The Certificate of Incorporation of Buyer, certified as of a recent date by the Secretary of State of Delaware.
                  (l) A certificate of the Secretary of State of Delaware, dated as of a recent date, as to the good standing of Buyer in such state.
                  (m) Resolutions of the Board of Directors of Buyer authorizing the execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder, certified by the Secretary of Buyer.
                  (n) Such other separate instruments of assumption that Seller may reasonably deem necessary or appropriate in order to confirm or evidence Buyer's assumption of the Assumed Liabilities.

                ARTICLE VII. CONDITIONS PRECEDENT TO OBLIGATIONS
                  Section 7.1. Conditions to Obligations of Buyer. Each and every obligation of Buyer to be performed at the Closing shall be subject to the satisfaction as of or before the Closing of the following conditions (unless waived in writing by Buyer):
                  (a) Representations and Warranties. Seller's representations and warranties set forth in Section 4.2 hereof shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing as if such representations and warranties were made as of the Closing.
                  (b) Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Seller, shall have been fully performed and complied with in all material respects on or prior to the Closing including, without limitation, the delivery of the fully executed instruments and documents in accordance with
Section 6.2 hereof.
                  (c) No Adverse Proceeding. There shall be no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or governmental investigation against Buyer, Seller or the Property for the purpose of enjoining or preventing the consummation of this Agreement, or otherwise claiming that this Agreement or the consummation hereof is illegal.
                  (d) Certificate. Seller shall have delivered to Buyer a certificate executed by Seller's President and Secretary, dated the Closing Date, to the effect that the conditions set forth in subsections (a) and (b) and, to the best knowledge of such officers, (c), of this Section 7.1 have been satisfied.
                  (e) Stock Purchase Agreement. The transactions contemplated by the Stock Purchase Agreement and the agreements ancillary thereto shall have been consummated.
                  Section 7.2. Conditions to Obligations of Seller. Each and every obligation of Seller to be performed at the Closing shall be subject to the satisfaction as of or before such time of the following conditions (unless waived in writing by Seller):
                  (a) Representations and Warranties. Buyer's representations and warranties set forth in Section 4.1 hereof shall have been true and correct when made and shall be true and correct at and as of the Closing as if such representations and warranties were made as of such time and date.
                  (b) Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Buyer shall have been fully performed and complied with in all material respects on or prior to the Closing including the delivery of funds and the fully executed instruments and documents in accordance with Section 6.3 hereof.
                  (c) No Adverse Proceeding. At the Closing there shall be no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or governmental investigation against Buyer, Seller or the Property for the purpose of enjoining or preventing the consummation of this Agreement, or otherwise claiming that this Agreement or the consummation hereof is illegal.
                  (d) Certificate. Buyer shall have delivered to Seller a certificate executed by Buyer's President and Secretary, dated the Closing Date, to the effect that the conditions set forth in subsections (a) and (b) and, to the best knowledge of such officers, (c), of this Section 7.2 have been satisfied.
                  (e) Stock Purchase Agreement. The transactions contemplated by the Stock Purchase Agreement and the agreements ancillary thereto shall have been consummated.

                           ARTICLE VIII. TERMINATION
                  Section 8.1. Termination by Either Party. This Agreement may be terminated and cancelled at any time prior to the Closing by Buyer or Seller upon written notice to the other if: (i) any of the representations or warranties of the other party, as the case may be, contained herein or in any Schedule attached hereto shall prove to be inaccurate or untrue in any material respect; (ii) any obligation, term or condition to be performed, kept or observed by such other party, as the case may be, hereunder has not been performed, kept or observed in any material respect at or prior to the time specified in this Agreement or (iii) the Closing shall not have occurred by March 31, 1995.
                  Section 8.2. Termination by Buyer. This Agreement may be terminated and cancelled by Buyer without penalty, damages, payments or liabilities whatsoever to either party at any time prior to the Closing in the event of a material adverse loss or damage to the Property in excess of $500,000, it being understood by the parties that none of the risk of any such loss or damage prior to the Closing shall be borne by Buyer. In the event of a loss or damage to the Property prior to the Closing and the Closing shall have occurred, Buyer shall be entitled to reserve any insurance proceeds received by Seller in respect of such loss or damage.

                      ARTICLE IX. MISCELLANEOUS PROVISIONS
                  Section 9.1. Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given and made if in writing and if served either by personal delivery to the party for whom intended (which shall include delivery by Federal Express or similar service) or three business days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such party:

         If to Seller:                    Sirco International Corp.
                                          24 Richmond Hill Avenue
                                          Stamford, Connecticut 06901
                                          Attention: Mr. Joel Dupre

         with a copy to:                  Pryor, Cashman, Sherman & Flynn
                                          410 Park Avenue
                                          New York, New York 10022
                                          Attention: Eric M. Hellige, Esq.

         If to Buyer:                     Bueno of California, Inc.
                                          16000 Heron Avenue
                                          La Mirada, California 90638
                                          Attention: Mr. Takeshi Yamaguchi

         with a copy to:                  Olshan Grundman Frome & Rosenzweig
                                          505 Park Avenue
                                          New York, New York 10022
                                          Attention: Victor M. Rosenzweig, Esq.

                  Section 9.2. Entire Agreement. This Agreement, the exhibits and schedules hereto and the documents referred to herein embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter.
                  Section 9.3. Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon Seller, its successors and permitted assigns and Buyer, its successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party or parties except that Buyer shall have the right to assign its rights but not its obligations hereunder to an affiliate of Buyer. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.
                  Section 9.4. Captions. The Article and Section headings of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement in construing or interpreting any provision hereof.
                  Section 9.5. Expenses of Transaction. Except as provided herein, Seller shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, and will make all necessary arrangements so that the Property will not be charged with or diminished by any such cost or expense; provided, however, that Buyer shall pay all fees and expenses of Olshan Grundman Frome & Rosenzweig in excess of $20,000. Buyer shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. The liability for sales, real estate transfer and/or documentary taxes (but not income or similar type taxes) in connection with the sale and delivery of the Property shall be borne equally by each of Buyer and Seller.
                  Section 9.6. Waiver; Consent. This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than by performance), in whole or in part, except by a writing executed by the parties hereto, and no waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent that a party hereto may have otherwise agreed to in writing, no waiver by that party of any condition of this Agreement or breach by the other party of any of its obligations or representations hereunder or thereunder shall be deemed to be a waiver of any other condition or subsequent or prior breach of the same or any other obligation or representation by the other party, nor shall any forbearance by the first party to seek a remedy for any noncompliance or breach by the other party be deemed to be a waiver by the first party of its rights and remedies with respect to such noncompliance or breach.
                  Section 9.7. No Third Party Beneficiaries.  Subject to Section
9.3 hereof, nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto, any rights, remedies or other benefits under or by reason of this Agreement.
                  Section 9.8. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
                  Section 9.9. Gender. Whenever the context requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender.
                  Section 9.10. Remedies of Buyer. The Property is unique and not readily available. Accordingly, Seller acknowledges that, in addition to all other remedies to which Buyer is entitled, Buyer shall have the right, subject to the provisions of Section 8.1 hereof, to enforce the terms of this Agreement by a decree of specific performance provided Buyer is not in material default hereunder.
                  Section 9.11. Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York, with regard to the principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
WITNESSES:
                                     BUYER:

_________________________            BUENO OF CALIFORNIA, INC.

                                     By:________________________________________
                                        Name:
                                        Title:


_________________________           SELLER:

                                    SIRCO INTERNATIONAL CORP.

                                     By:________________________________________
                                        Name:
                                        Title:

                                                                       EXHIBIT C

                   Sirco International Corp. and Subsidaries

                          Consolidated Balance Sheets

                                                                      November 30
                                                                 1994             1993
                                                            -----------       ----------
Assets
Current Assets:
Cash an cash equivilents ..............................     $   955,869      $   702,916
 Accounts receiveable, trade - net of allowance of
  $322,000 in 1994 and $242,000 in 1993 and including
  $1,737,000 and 1,992,000, net of advances, due from
  factor in 1994 and 1993, respecively ................       1,826,400        2,890,920
 Inventories ..........................................       5,213,120        4,967,742
 Prepaid Expensees ....................................         326,909          309,347
 Other current assets (including approximately
 $220,000 due from related parties in 1993) ...........         344,020        1,209,940
                                                            -----------      -----------
Total Current Assets ..................................       8,666,318       10,080,865

Property, plant and equiptment - at cost:
 Land .................................................         206,383          212,718
 Building .............................................         493,347          508,488
 Machinery and equiptment .............................         824,835          745,609
 Automobiles and trucks ...............................          10,871            6,040
 Leasehold improvements ...............................         326,120          304,765
                                                            -----------      -----------
                                                              1,861,556        1,777,620
 Less accumulated depreciation and amortization .......       1,088,524          945,150
                                                            -----------      -----------
                                                                773,032          832,470
Other Assets ..........................................         211,592           91,539
Investment in and advances to subsidary ...............         600,793          924,345
                                                            -----------      -----------
Total Assets ..........................................     $10,251,735      $11,929,219
                                                            ===========      ===========

                                                                      November 30
                                                                 1994             1993
                                                            -----------       ----------
Liabilitles and Stockholders' Equity
Current liabilities:
 Loans payable to financial institutions ..............     $ 2,067,764      $ 1,353,444
 Short-term loan payable to related party .............       1,743,235        1,538,260
 Current maturites of long-term debt ..................         448,401           96,905
 Accounts payable (including approximately
  ($37,000 due to a related party in 1993) ............       1,981,945        1,445,188
 Accrued expenses (including approximately
  $50,000 due to a related party) .....................       1,062,692        1,615,986
                                                            -----------      -----------
Total Current Liabilites ..............................       7,304,037        6,049,783

Long-Term debt, less current maturities ...............          49,651          505,916

Commitments and contingencies

Shareholders' equity:
 Common stock, $.10 par value; 3,000,000
  shares authorized, 1,215,200 shares issued ..........         121,520          121,520
 Capital in excess of par value .......................       4,027,534        4,027,534
 Retained earnings (deficit) ..........................        (645,104)       1,789,921
 Treasury stock at cost ...............................         (27,500)            --
 Accumulated foreign currency translation
  adjustment ..........................................        (578,403)        (565,455)
                                                            -----------      -----------
Total stockholders equity .............................       2,898,047        5,373,520
                                                            -----------      -----------
Total liabilities and stockholders' equity ............     $10,251,735      $11,929,219
                                                            ===========      ===========

See accompanying notes

                            ASSET PURCHASE AGREEMENT
                                 BY AND BETWEEN
                           SIRCO INTERNATIONAL CORP.
                         AND BUENO OF CALIFORNIA, INC.

                         LIST OF SCHEDULES AND EXHIBITS

Schedule 1.1(a)         Personal Property
Schedule 1.1(b)         Inventory
Schedule 1.1(c)         Proprietary Rights
Schedule 1.1(d)         Contracts
Schedule 1.1(e)         Miscellaneous Assets
Schedule 3.1(b)         Indebtedness Following Closing
Schedule 4.2(a)         Jurisdictions in Which Seller is Qualified to Do
                        Business
Schedule 4.2(b)         Necessary Consents
Schedule 5.2            Payments to Bank
Schedule 5.8            Employees

                                    EXHIBITS
A                       Allocation Certificate
B                       General Conveyance, Assignment and Bill of Sale
C                       Assumption Agreement
D                       Letter of Credit Agreement
E                       Fairness Opinion
F                       Sublease
G                       Sharing Agreement
H                       Exclusive Purchasing Agreement
I                       Guaranty
J                       Pledge Agreement
K-1                     Non-Competition Agreement with Yashiro Co., Inc.
K-2                     Non-Competition Agreement with Yashiro Company, Ltd.
K-3                     Non-Competition Agreement with Yutaka Yamaguchi
K-4                     Non-Competition Agreement with Takeshi Yamaguchi
L                       Severance Agreement
M                       License Agreement
N                       Trademarks Assignment
O                       Non-Competition Agreement between Sirco and Bueno of
                        California, Inc.

                                                                       EXHIBIT D

                                PLEDGE AGREEMENT


                  PLEDGE AGREEMENT, dated as of March 20, 1995, made by each of JOEL DUPRE ("Dupre"), Pacific Million Enterprise Ltd., Cheng-San Wang and Albert
H. Cheng (collectively, the "Pledgors") in favor of BUENO OF CALIFORNIA, INC., a Delaware corporation ("Bueno"), and YASHIRO CO., INC., a Japanese corporation ("Yashiro Co."), on its own behalf and as agent for YASHIRO COMPANY, LTD., a Japanese corporation ("Yashiro Limited," together with Yashiro Co., the "Yashiro Entities"). Bueno and Yashiro Co., as agent, are together hereinafter referred to as the "Pledgees".

                                  WITNESSETH:

                  WHEREAS, the Pledgors are parties to that certain Stock Purchase Agreement, dated as of March 20, 1995, by and among the Yashiro Entities and the Pledgors and Yashiro Co., as Agent (the "Stock Purchase Agreement"), pursuant to which the Pledgors shall purchase from the Yashiro Entities an aggregate of 681,000 shares (the "Pledged Shares") of common stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Corporation"), in partial consideration of which Dupre shall execute and deliver to Yashiro Co., as agent for the Yashiro Entities, a promissory note in the principal amount of $532,250 (the "Note"); and

                  WHEREAS, Bueno is party to that certain Asset Purchase Agreement, dated March 20, 1995, by and between Bueno and the Corporation, pursuant to which Bueno shall purchase the Corporation's Handbag Division; and

                  WHEREAS, as a condition precedent to (i) the Yashiro Entities entering into the Stock Purchase Agreement and (ii) Bueno entering into the Asset Purchase Agreement, the Pledgors shall have made the pledge contemplated by this Agreement.

                  NOW, THEREFORE, in consideration of the premises and in order to induce the Yashiro Entities to enter into the Stock Purchase Agreement and Bueno to enter into the Asset Purchase Agreement, the Pledgors hereby agree as follows:

                  SECTION 1. Pledge. The Pledgors hereby pledge to the Pledgees, and grant to the Pledgees a security interest in, the following (the "Pledged Collateral"):

                  (a) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

                  (b) all proceeds of any and all of the Pledged Collateral (including, without limitation, proceeds that constitute property of the types described above).

                  SECTION 2. Security for Obligations. This Agreement secures the payment of all of the following obligations:

                  (a) All obligations of Dupre now or hereafter existing under the Note, whether for principal, interest, fees, expenses or otherwise;

                  (b) All obligations of the Pledgors now or hereafter existing under the Stock Purchase Agreement or any agreement that is an exhibit thereto;

                  (c) All obligations of the Corporation now or hereafter existing under the Asset Purchase Agreement including, without limitation, the obligations and covenants of the Corporation pursuant to each of Sections 5.1 and 5.2 thereof;

                  (d) All obligations of the Corporation now or hereafter existing under any agreement that is an exhibit to the Asset Purchase Agreement; and

                  (e) All obligations of the Pledgors now or hereafter existing under this Agreement.

All  obligations set forth in subsections  (a) through (e),  inclusive,  of this
Section 2 shall hereinafter be collectively referred to as the "Obligations." The Stock Purchase Agreement, the Asset Purchase Agreement and any agreement that is an exhibit to either of the foregoing agreements shall hereinafter be collectively referred to as the "Operative Agreements." Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts and the fulfillment of all obligations which constitute part of the Obligations and would be owed or required to be performed by (i) Dupre to the Yashiro Entities under the Note or (ii) by the Pledgors or the Corporation, as the case may be, under the Operative Agreements but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any of the Pledgors or the Corporation; provided, however, that this Agreement shall nevertheless remain enforceable notwithstanding any such proceeding.

                  SECTION 3. Delivery of Pledged Collateral. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Pledgees pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Pledgees. The Pledgees shall have the right, at any time in their discretion and without notice to the Pledgors, to transfer to or to register in the name of the Pledgees or any of their nominees any or all of the Pledged Collateral, subject only to the revocable rights specified in Section 6(a) hereof. In addition, the Pledgees shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

                  SECTION  4.  Representations  and  Warranties.   The  Pledgors
represent and warrant to each of the Pledgees as follows:

                  (a) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable.

                  (b) The Pledgors are the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

                  (c) The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Pledged Collateral, securing the payment of the Obligations.

                  (d) No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgors of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgors, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest) or (iii) for the exercise by the Pledgees of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Pledged Collateral by laws affecting the offering and sale of securities generally).

                  (e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

                  SECTION 5. Further Assurances. The Pledgors agree that any time and from time to time, at their own expense, the Pledgors will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgees may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgees to exercise and enforce their rights and remedies hereunder with respect to any Pledged Collateral.

                  SECTION 6. Voting Rights; Dividends; Etc. (a) So long as no Event of Default shall have occurred and be continuing;

                  (i) The Pledgors shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement; provided, however, that the Pledgors shall not exercise or refrain from exercising any such right if, in the Pledgees' sole judgment, such action would have a material adverse effect on the value of the Pledged Collateral or any part thereof.
                 (ii) The Pledgors shall be entitled to receive and retain any and all dividends paid in respect of the Pledged Collateral; provided, however, that any and all

                             (A) dividends paid or payable other than in cash in
                  respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, Pledged Collateral,

                            (B)  dividends  and  other   distributions  paid  or
                  payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

                            (C) cash paid,  payable or otherwise  distributed in
                  respect of principal of, or in redemption of, or in exchange for, any Pledged Collateral, shall be, and shall be forthwith delivered to the Pledgees to hold as, Pledged Collateral and shall, if received by the Pledgors, be received in trust for the benefit of the Pledgees, be segregated from the other property or funds of the Pledgors, and be forthwith delivered to the Pledgees as Pledged Collateral in the same form as so received (with any necessary indorsement or assignment).

                  (iii) The Pledgees shall execute and deliver (or cause to be executed and delivered) to the Pledgors all such proxies and other instruments as the Pledgors may reasonably request for the purpose of enabling the Pledgors to exercise the voting and other rights which they are entitled to exercise pursuant to paragraph (i) of this Section 6(a) and to receive the dividends which they are authorized to receive and retain pursuant to paragraph (ii) of this Section 6(a).

                  (b) Upon the occurrence and during the continuance of an Event of Default:

                           (i) All rights of the Pledgors to exercise or refrain
                  from exercising the voting and other consensual rights which they would otherwise be entitled to exercise pursuant to
                  Section 6(a)(i) and to receive the dividends which they would otherwise be authorized to receive and retain pursuant to
                  Section 6(a)(ii) shall cease, and all such rights shall thereupon become vested in the Pledgees who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends.

                           (ii) All dividends which are received by the Pledgors
                  contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Pledgees, shall be segregated from other funds of the Pledgors and shall be forthwith paid over to the Pledgees as Pledged collateral in the same form as so received (with any necessary indorsement).

                  (c) As used in this Agreement, "Event of Default" shall mean any of the following:

                           (i) the  failure  by Dupre to pay any  principal  of,
                  interest accrued on, or any other payment required under, the Note when the same becomes due and payable after giving effect to any applicable grace periods; or

                           (ii) the  failure by the  Pledgors  to fulfill any of
                  their obligations under the Stock Purchase Agreement or any agreement that is an exhibit thereto within ten (10) days after written notice by Pledgee of such failure; or

                           (iii) the failure by the  Corporation  to fulfill any
                  of its obligations under the Asset Purchase Agreement including, without limitation, its obligations pursuant to each of Sections 5.1 or 5.2 thereof within ten (10) days after written notice by Pledgee of such failure; or

                           (iv) the failure by the Corporation to fulfill any of
                  its obligations under any agreement that is an exhibit to the Asset Purchase Agreement within ten (10) days after written notice by Pledgee of such failure.

                  SECTION 7. Transfers and Other Liens. The Pledgors agree that:

                  (a) They will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for (i) the security interest under this Agreement and (ii) the granting of an option or proxy with respect to, or sale of, the Pledged Collateral to Dupre. Notwithstanding the preceding sentence, any transfer of the Pledged Collateral to Dupre from any other Pledgor pursuant to an option granted to Dupre shall be subject to such documentation as Pledgees may reasonably request to assure compliance with applicable securities laws and to confirm their continuing security interest in the Pledged Collateral to be so transferred, all in accordance with
         Section 5 hereof.

                  (b) Notwithstanding anything contained herein to the contrary, during the term of this Agreement, Dupre may sell a maximum of 70,000 shares of Common Stock. In connection with any such sale, upon 10 days written notice to Yashiro, Pledgees will cooperate with Dupre in making available in The City of New York certificates representing any Pledged Shares to be sold by Dupre so that, among other things, upon consummation of any sale following such 10 day notice period, Dupre can make available to his purchaser certificates for the Pledged Shares being sold within the time period and in the manner required by applicable law.

                  SECTION 8. Pledgees Appointed Attorney-in-Fact. The Pledgors hereby appoint each of Yashiro Co. and Bueno, the Pledgors' attorney-in-fact, each with full authority in the place and stead of the Pledgors and in the name of the Pledgors or otherwise, from time to time in their discretion to take any action and to execute any instrument which the Pledgees may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgors under Section 6) including, without limitation, to receive, indorse and collect all instruments made payable to the Pledgors representing any dividend or any part thereof and to give full discharge for the same.

                  SECTION 9. Pledgees May Perform. If the Pledgors fail to perform any agreement contained herein, the Pledgees may themselves perform, or cause performance of, such agreement, and the expenses of the Pledgees incurred in connection therewith shall be payable by the Pledgors under Section 12 hereof.

                  SECTION 10. The Pledgees' Duties. The powers conferred on the Pledgees hereunder are solely to protect their interest in the Pledged Collateral and shall not impose any duty upon them to exercise any such powers. Except for the safe custody of any Pledged Collateral in their possession and the accounting for moneys actually received by them hereunder, the Pledgees shall have no duty as to any Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Pledgees have or are deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Pledged Collateral. The Pledgees shall be deemed to have exercised reasonable care in the custody and preservation of any Pledged Collateral in their possession if such Pledged Collateral is accorded treatment substantially equal to that which the Pledgees accord their own property.

                  SECTION 11. Remedies upon Default. If any Event of Default shall have occurred and be continuing:

                  (a) The Pledgees may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to them, all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York at the time (the "Code") (whether or not the Code applies to the Pledged Collateral), and may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Pledgees' offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgees may deem commercially reasonable. The Pledgors agree that, to the extent notice of sale shall be required by law, at least ten
         (10) days' notice to the Pledgors of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Pledgees shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Pledgees may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

                  (b) Any cash held by the Pledgees as Pledged Collateral and all cash proceeds received by the Pledgees in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Pledgees, be held thereby as collateral for, and/or then or at any time thereafter be applied (after payment of any amounts payable to the Pledgees for any reasonable expenses incurred thereby pursuant to Section 12) in whole or in part by the Pledgees against, all or any part of the Obligations in such order as the Pledgees shall elect. Any surplus of such cash or cash proceeds held by the Pledgees and remaining after payment in full of all the Obligations shall be paid over to the Pledgors or to whomsoever may be lawfully entitled to receive such surplus.

                  (c) Notwithstanding anything set forth in this Agreement to the contrary, if the Corporation breaches either of its covenants set forth in Section 5.1 or 5.2 of the Asset Purchase Agreement, the Pledgees may, in accordance with Section 11(a) hereof, sell only that part of the Pledged Collateral determined solely by the Pledgees in good faith to be necessary as a result of claims made or about to made to (i) satisfy the covenant or covenants so breached by the Corporation and (ii) reimburse the Pledgees for any reasonable expenses incurred in connection therewith in accordance with Section 12 hereof.

                  SECTION 12. Expenses. The Pledgors will upon demand pay to the Pledgees the amount of any and all reasonable expenses including, without limitation, the reasonable fees and expenses of their counsel and of any experts and agents, which the Pledgees may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of the Pledgees hereunder or (iv) the failure by the Pledgors to perform or observe any of the provisions hereof.

                  SECTION 13. Security Interest Absolute. The obligations of the Pledgors under this Agreement are independent of the Obligations and a separate action or actions may be brought and prosecuted against the Pledgors to enforce this Agreement. All rights of the Pledgees and security interests hereunder, and all obligations of the Pledgors hereunder, shall be absolute and unconditional irrespective of:

                  (a) any lack of validity or enforceability of the Note or any other agreement or instrument relating thereto;

                  (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note including, without limitation, any increase in the Obligations resulting from the extension of additional credit to Dupre or any of his affiliates or otherwise;

                  (c) any taking, exchange, release or non-perfection of any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligations;

                  (d) any manner of application of collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any collateral for all or any of the Obligations or any other assets of the Corporation or any of its subsidiaries;

                  (e) any change, restructuring or termination of the corporate structure or existence of the Corporation or any of its subsidiaries; or

                  (f) any assignment for the benefit of creditors or filing by the Corporation or any of the Pledgors of a voluntary petition under the U.S. Bankruptcy Code, as amended, or any other federal or state insolvency law; or

                  (g) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgors.

                  SECTION 14. Amendments, Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgors herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgees, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  SECTION 15. Addresses for Notices. All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied or delivered to them, if to the Pledgors, c/o Dupre at the Corporation's address at 24 Richmond Hill Avenue, Stamford, Connecticut 06901, and if to the Pledgees, c/o Yashiro Co. at its address at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan, Attention: Takeshi Yamaguchi, or, as to any party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and other communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied, respectively.

                  SECTION 16. Continuing Security Interest; Assignments under the Note or any Operative Agreement. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement, (ii) be binding upon the Pledgors, their successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the Pledgees and their successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), the Pledgees may assign or otherwise transfer all or any portion of their rights and obligations under the Note or any Operative Agreement to any other person or entity, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Pledgees herein or otherwise. Upon the later of the payment in full or the complete performance of the Obligations and all other amounts payable under this Agreement, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgors. Upon any such termination, the Pledgees will, at the Pledgors' expense, return to the Pledgors such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgors such documents as the Pledgors shall reasonably request to evidence such termination.

                  SECTION 17. Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the laws of a jurisdiction other than the State of New York. Unless otherwise defined herein, terms defined in Article 9 of the Code are used herein as therein defined.

                  IN WITNESS WHEREOF, the Pledgors have executed and delivered this Agreement as of the date first above written.

                                   PLEDGORS:

                                   _____________________________________________
                                                     JOEL DUPRE


                                   PACIFIC MILLION ENTERPRISE LTD.



                                   By: _________________________________________
                                       Name:  Joe Takada
                                       Title:



                                   _____________________________________________
                                                  CHENG-SEN WANG


                                   _____________________________________________
                                                  ALBERT H. CHENG

         SCHEDULE I

             Attached to and forming a part of that certain Pledge
                  Agreement dated March 20, 1995, by and among
                     Dupre and other pledgors, as Pledgors,
                to Bueno and Yashiro Co., as agent, as Pledgees


                                     PART I
 Stock Certificate No(s).        Number of Shares         Name of Stockholder
- -------------------------       -----------------         -------------------
       NB 5878                       133,333                Pacific Million
                                                            Enterprise Ltd.

       NB 5877                       414,334                Joel Dupre

       NB 5880                        44,444                Albert H. Cheng

                                  Exhibit E

                            ASSET PURCHASE AGREEMENT


                  This AGREEMENT, dated March 20, 1995, is by and between SIRCO INTERNATIONAL CORP., a New York corporation ("Seller"), and BUENO OF CALIFORNIA, INC., a Delaware corporation ("Buyer").
                              W I T N E S S E T H:
                  WHEREAS, Seller is in the business, among other things, of selling handbags and tote bags through its Handbag Division (the "Division"); and
                  WHEREAS, Buyer desires to purchase, and Seller desires to sell, substantially all of the operating assets of the Division on the terms and subject to the conditions set forth in this Agreement;
                  NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, Buyer and Seller hereby agree as follows:

                       ARTICLE I. ASSETS TO BE PURCHASED
                  Section 1.1. Description of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Seller shall convey, sell, transfer, assign and deliver to Buyer, and Buyer shall purchase from Seller, all right, title and interest of Seller in and to, the operating assets, properties, rights (contractual or otherwise) and business of Seller which are used currently in connection with the business and operations of the Division (the "Business") and are set forth below:

                  (a) All machinery, equipment, tooling, parts, furniture, supplies, and other tangible personal property used currently in conducting the Business listed on Schedule 1.1(a)(2)(1) (the "Personal Property") and;

                  (b) All finished goods inventory and other inventory of the Division on hand at Closing (including samples located in showrooms and Seller's offices), as set forth on Schedule 1.1(b), or returned to Seller or Buyer by customers of the Division after the Closing (the "Inventory");

                  (c) All proprietary rights, proprietary knowledge, know-how, trademarks, names, service marks, trade names, symbols, logos, franchises and permits used in conducting the Business and all applications therefor, registrations thereof and licenses, sublicenses or agreements in respect thereof, which Seller owns or has the right to use or to which Seller is a party and all filings, registrations or issuances of any of the foregoing with or by any federal, state, local or foreign regulatory, administrative or governmental office, in each case listed on Schedule 1.1(c) (collectively, the "Proprietary Rights");

                  (d) All contracts, agreements, contract rights, license agreements, franchise rights and agreements, purchase and sales orders, quotations and executory commitments, instruments, third party guaranties, indemnifications, arrangements, and understandings, whether oral or written, to which Seller is a party (whether or not legally bound thereby) and used currently in conducting the Business and listed on Schedule 1.1(d) (the "Contracts");

                  (e) All deposits, prepaid expenses and other miscellaneous assets of the Division listed on Schedule 1.1(e);
- ---------------
(1) Each reference in this Agreement to an Exhibit or Schedule shall mean an Exhibit or Schedule attached to this Agreement and incorporated into this Agreement by such reference.

                  (f) All books of account, customer lists, files, papers and records used currently in conducting the Business; and

                  (g) All goodwill relating to the Division.

                  Notwithstanding the foregoing, there shall be excluded from the assets, properties, rights, (contractual and otherwise) and business of Seller to be conveyed, sold, transferred, assigned and delivered to Buyer under this Agreement (i) cash and cash equivalents and investment securities, (ii) all accounts receivable relating to or arising out of the operation of the Division prior to the Closing, (iii) notes receivable from Seller and third parties to the Division, (iv) tax refunds paid to Seller, whether or not such tax refunds relate to the Division, (v) all corporate minute books, stock records, tax returns and supporting schedules, books of original financial entry, and internal accounting documents and records relating to the Division (all of which shall be subject to Buyer's right to inspect and copy at Buyer's expense for any reasonable purpose during normal business hours) and (vi) all causes of action, judgments, claims or demands of whatever kind or description relating to the Division which Seller has or may have against any other person or entity. All of the assets, properties, rights (contractual and otherwise) and business to be conveyed, sold, transferred, assigned and delivered to Buyer pursuant to this
Section 1.1 are hereinafter collectively referred to as the "Property."
                  Section 1.2. Non-Assignment of Certain Property. To the extent that the assignment hereunder of any of the Contracts shall require the consent of any other party (or in the event that any of the same shall be non-assignable), neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign if such assignment or attempted assignment would constitute a breach thereof or result in the loss or diminution thereof; provided, however, that in each such case, Seller shall use its reasonable efforts to obtain the consents of such other party to an assignment to Buyer. If such consent is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits of any such Contract including, without limitation, en-forcement, for the account and benefit of Buyer, of any and all rights of Seller against any other person with respect to any such Contract; provided, however, that all expenses related thereto shall be borne by Seller.
                  Section 1.3. Preservation of Books and Records. For a period of five years following the Closing, each of Seller and Buyer will preserve and maintain all books and records of the Business in their possession. If either Seller or Buyer desires to dispose of any such books and records at the end of such five-year period or before the expiration of such five-year period, the party so desiring will first give notice thereof to the other party and will, at such party's option and expense, appropriately package and deliver such books and records to such party at such location as such party shall designate.

                     ARTICLE II. ASSUMPTION OF OBLIGATIONS
                  Section 2.1. Assumption of Certain Liabilities. At the Closing, Seller shall assign and delegate to Buyer, and Buyer shall assume and undertake to pay, discharge and perform in full when due, the liabilities and obligations (i) arising under the Contracts, to the extent such liabilities and obligations are required to be performed after the Closing, (ii) related to severance, pension or welfare benefits including, without limitation, accrued payroll, accrued sick days and accrued vacation days, for Employees (as hereinafter defined) to which Buyer shall extend employment in accordance with
Section 5.8 hereof, (iii) related to goods purchased by the Division prior to the Closing but not yet delivered to the warehouse and (iv) related to Inventory returned to Seller after the Closing by customers of the Division. The liabilities of Seller being assumed by Buyer are hereinafter referred to as the "Assumed Liabilities."
                  Section 2.2. Liabilities Not Assumed. With the exception of the Assumed Liabilities, Buyer shall not by execution and performance of this Agreement, or otherwise, assume or otherwise be responsible for any liability or obligation of any nature of Seller, whether relating to the Division or any of Seller's other assets, operations, businesses or activities, or claims of such liability or obligation, matured or unmatured, liquidated or unliquidated, fixed or contingent, or known or unknown, whether arising out of occurrences prior to, at or after the date hereof including, without limitation, any liability (i) as of the Closing for wages, salaries, severance, pension or welfare benefits including, without limitation, accrued sick days and accrued vacation days, for employees or former employees of the Division (other than the Employees to which Buyer shall extend employment in accordance with Section 5.8 hereof), (ii) as of the Closing for employee medical benefits based upon claims arising prior to the Closing, whether or not notice of such claim is received prior to or after Closing, (iii) for retroactive premium adjustments for workers' compensation,
(iv) for commissions and other fees earned prior to the Closing by agents, salesmen and other employees or former employees of the Division, (v) under any workers' compensation claims based upon claims arising prior to the Closing, whether or not notice of such claim is received prior to or after the Closing and (vi) claims of any nature or kind relating to or arising out of goods shipped prior to the Closing.

                          ARTICLE III. PURCHASE PRICE
                  Section 3.1. Consideration.  (a) Upon the terms and subject to the conditions set forth in this Agreement, in consideration for the Property, at the Closing Buyer shall (i) assume the Assumed Liabilities as provided in
Section 2.1 hereof and (ii) pay to Seller the sum of (x) Fifty Thousand Dollars ($50,000), (y) an amount equal to the Book Value (as hereinafter defined) of the Personal Property, as jointly determined by Seller and Buyer prior to the Closing, and (z) an amount equal to the product of (A) the Book Value of the Inventory (other than Inventory samples located in showrooms and Seller's offices) on hand as of the Closing (the "Inventory Valuation"), as jointly estimated by Seller and Buyer (the "Preliminary Closing Inventory Valuation") pursuant to Section 3.2, multiplied by (B) 90%. As of the date hereof, the Book Value of the Personal Property and the Inventory is $35,234 and $1,889,368.39, respectively. For purposes of determining each of (i) the purchase price for the Personal Property, (ii) the Preliminary Closing Inventory Valuation and (iii) the Final Inventory Valuation (as hereinafter defined), "Book Value" shall mean the book value of the Personal Property or the Inventory, as the case may be, being purchased by Buyer pursuant to Sections 1.1(a) and 1.1(b) hereof as determined by the parties hereto; provided, however, that in no event shall any Inventory or Personal Property, as the case may be, be valued at an amount less than the value carried therefor on the Seller's audited balance sheet at November 30, 1994 (the "Balance Sheet") and, provided, further, all Inventory and Personal Property shall be valued in a manner consistent with that utilized for the purposes of the Balance Sheet.
                  (b)  The  payments  of  the  purchase  price  relating  to the
Inventory transferred on the Closing Date shall be made at Closing through reduction in the amount of $1,699,497.73 of Seller's outstanding aggregate indebtedness to Yashiro Company, Ltd. and Yashiro Co., Inc. ("Yashiro"), each of which are Japanese corporations and affiliates of the Buyer (together, the "Yashiro Entities"), which aggregate indebtedness as of the date hereof is $2,238,506.01. To the extent the purchase price for the Inventory transferred at Closing exceeds $1,699,497.73, Buyer shall pay to Seller in cash, by wire transfer of immediately available funds in accordance with Seller's instructions, the amount of such excess. The Payment of the remaining portion of the purchase price payable at Closing shall be paid by Buyer to Seller in cash, by wire transfer of immediately available funds in accordance with Seller's instructions. The aggregate indebtedness of Seller to Yashiro following the Closing will be $897,827.58, as summarized on Schedule 3.1(b) hereof.
                  Section 3.2.      Adjustment of Inventory Valuation.
                  (a)  Immediately  after the date of the Closing (the  "Closing
Date"), Seller and Buyer shall cause the joint audit of the Preliminary Closing Inventory Valuation. The Preliminary Closing Inventory Valuation shall be the Book Value set forth for the Inventory on the Seller's accounting records and provided by Seller to Buyer within two days prior to the Closing Date. During the ten-day period following the Closing Date, Buyer and its accountants shall consult with Seller and its accountants regarding the Preliminary Closing Inventory Valuation.
                  If  within 15 days  after the  Closing  Date,  Buyer  notifies
Seller in writing that modifications are required to be made in order for the Preliminary Closing Inventory Valuation to present fairly the Inventory Valuation in accordance with this Agreement, the Preliminary Closing Inventory Valuation shall be so modified or, if within ten days after receipt of notice from Buyer that modifications should be made, Seller notifies Buyer in writing of Seller's disagreement with respect to any of the modifications, the modifications subject to such disagreement shall be determined by Ernst & Young ("E&Y"), Seller's independent public accountants, in accordance with the terms of this Agreement to arrive at a final inventory valuation (the "Final Inventory Valuation"), on the basis of such procedures as E&Y, in its sole judgment, deems applicable and appropriate, taking into account the nature of the issues, the amount(s) in dispute and the respective positions asserted by the parties. If Buyer and Seller agree upon a modification or if Buyer does not notify Seller that modifications to the Preliminary Closing Inventory Valuation are required within such 15 day period, the Preliminary Closing Inventory Valuation as jointly modified, or as originally estimated, as the case may be, shall be deemed to be the Final Inventory Valuation. In the event Seller objects to any of the modifications requested by Buyer, E&Y shall review the disputed matters and as promptly as practicable deliver to Seller and Buyer the Final Inventory Valuation, setting forth its determination as to the proper treatment of the modifications as to which there was disagreement, and such Final Inventory Valuation shall be final and binding upon the parties hereto without any further right of appeal. All charges of E&Y incurred in determining the Final Inventory Valuation shall be borne equally by Buyer and Seller.
                  (b) If the Final Inventory  Valuation  exceeds the Preliminary
Closing Inventory Valuation paid at Closing, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the amount of such excess (such amount a "Purchase Price Increase"). If the Final Inventory Valuation is less than the Preliminary Closing Inventory Valuation paid at Closing, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be decreased by an amount equal to the amount of such shortfall (such amount a "Purchase Price Decrease").
                  (c) If there is a Purchase Price Increase,  Buyer shall pay to
Seller within three business days of the date of the final determination of the Purchase Price Increase, the amount of the Purchase Price Increase, together with simple interest accrued thereon at the rate of 10% per annum (the "Applicable Rate") from the Closing Date. If there is a Purchase Price Decrease, Seller shall pay to Buyer within three business days of the date of the final determination of the Purchase Price Decrease that amount of the Purchase Price Decrease, together with simple interest accrued thereon at the Applicable Rate from the Closing Date.
                  Section 3.3.      Returned Goods.
                  (a) To the extent a customer of the Division  returns goods in saleable condition to Seller following the Closing and Seller subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the sum of (A) the product of (i) the Book Value of such returned goods multiplied by (ii) 90% (such amount a "Refund Purchase Price Increase") and (B) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such returned goods. All of the above is subject to receipt of reasonable documentation confirming amounts paid by the Seller.
                  (b) To the extent a customer of the Division  returns  damaged goods to Seller following June 1, 1995 and Seller subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be increased by an amount equal to the sum of (A) the Refund Purchase Price Increase and (B) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such returned goods. All of the above is subject to receipt of reasonable documentation confirming amounts paid by the Seller.
                  (c) To the extent a customer of the Division  returns goods to
Buyer following the Closing, the purchase price of which was previously paid to Seller, and Buyer subsequently refunds to such customer the purchase price therefor, the purchase price paid by Buyer in accordance with Section 3.1 hereof shall be decreased by an amount equal to the difference between (x) the purchase price previously paid to the Seller for such returned goods and (y) the product of (i) the Book Value of such returned goods multiplied by (ii) 90% (such amount a "Refund Purchase Price Decrease") and (z) an amount equal to any salesman's commissions paid by Seller to any salesman in connection with the original sale of such goods. All of the above is subject to receipt of reasonable documentation confirming amounts returned to Buyer and paid by Buyer.
                  (d) If there is a Refund Purchase Price Increase,  Buyer shall pay to Seller, within three business days of the date upon which Seller notifies Buyer that it has refunded any money to a customer of the Division for goods returned thereby, by wire transfer of immediately available funds to a bank account designated by Seller, the amount of such Refund Purchase Price Increase and Seller shall promptly deliver to Buyer, at Seller's expense, the goods returned by such customer. If there is a Refund Purchase Price Decrease, Seller shall pay to Buyer, within three business days of the date upon which Buyer notifies Seller that it has refunded any money to a customer of the Division for goods returned thereby, by wire transfer of immediately available funds to a bank account designated by Buyer, the amount of such Refund Purchase Price Decrease.
                  Section 3.4.  Chargebacks.  In the event that,  following  the
Closing, a customer of the Division takes a chargeback to an account receivable of Seller, Buyer shall pay to Seller, within ten business days of the date upon which Seller notifies Buyer of such chargeback, by wire transfer of immediately available funds, an amount equal to the aggregate amount of any salesman's commissions paid by Seller to any salesman in connection with the sale giving rise to such account receivable.
                  Section  3.5.  Purchase  Price  Allocation.  Seller  and Buyer
hereby agree that the aggregate purchase price for the Property shall be allocated for purposes of this Agreement and for federal, state and local tax purposes as set forth on an allocation certificate in the form attached hereto as Exhibit A (the "Allocation Certificate") to be executed by Buyer and Seller at the Closing. Buyer and Seller shall file all federal, state, local and foreign tax returns, including Internal Revenue Form 8594, in accordance with the allocation set forth in such Allocation Certificate. Any aggregate (i) Purchase Price Increase or Purchase Price Decrease or (ii) Refund Purchase Price Increase or Refund Purchase Price Decrease shall adjust the dollar value allocated to the asset categories to which it is attributable.
                  Section 3.6. Adjustments. The Closing shall be deemed to occur as of 11:59 p.m. on the Closing Date and for all purposes, any adjustments under this Agreement pursuant to Section 3.2 hereof shall be deemed to be made as of such time.
                   ARTICLE IV. REPRESENTATIONS AND WARRANTIES
           Section 4.1. Buyer represents and warrants to Seller that:
                  (a)  Corporate   Existence.   Buyer  is  a  corporation   duly
organized, validly existing and in good standing under the laws of the State of Delaware. As a result of the Business conducted by the Division or the character or location of the Property, Buyer is duly qualified to do business and in good standing in the State of California, which is the only jurisdiction where the nature of the Business conducted by the Division or the character or location of the Property requires such qualification, except where the failure to be so qualified would not in the aggregate have a material adverse effect on the Business or on the Property; provided, however, that no representation is made as to the necessity or requirement to qualify to do business in the State of Connecticut.
                  (b) Authorization; Validity. Buyer has all requisite corporate power and authority to enter into this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby. All necessary corporate action has been taken by Buyer with respect to the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby. Assuming the due execution and delivery of this Agreement by Seller, this Agreement is a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally, and the discretion of the court before which any proceeding therefore may be brought.
                  (c) Brokers.  All negotiations  relative to this Agreement and the transactions contemplated hereby have been carried on by or on behalf of Buyer in such a manner as not to give rise to any claim against Buyer, Seller or the Property for a finder's fee, brokerage commission, advisory fee or other similar payment.
                  Section 4.2. Seller represents and warrants to Buyer that:
                  (a)  Corporate   Existence.   Seller  is  a  corporation  duly
organized, validly existing and in good standing under the laws of the State of New York and has the corporate power to own, operate or lease the Property and to carry on the Business as now being conducted. As a result of the Business conducted by the Division or the character or location of the Property, Seller is duly qualified to do business and in good standing in those jurisdictions listed on Schedule 4.2(a), which include the only jurisdictions where the nature of the Business conducted by the Division or the character or location of the Property requires such qualification, except where the failure to be so qualified would not in the aggregate have a material adverse effect on the Business or on the Property; provided, however, that no representation is made as to the necessity or requirement to qualify to do business in the State of Connecticut.
                  (b)   Authorization;   Validity.   Seller  has  all  requisite
corporate power and authority to enter into this Agreement, perform its obligations hereunder and to consummate the transactions contemplated hereby without the approval of any third party except as set forth on Schedule 4.2(b). All necessary corporate action has been taken by Seller with respect to the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby. Assuming the due execution and delivery of this Agreement by Buyer, this Agreement is a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors' rights generally, and the discretion of the court before which any proceeding therefor may be brought.
                  (c) Brokers.  All negotiations  relative to this Agreement and the transactions contemplated hereby have been carried on by or on behalf of Seller in such a manner as not to give rise to any claim against Seller, Buyer or the Property for a finder's fee, brokerage commission, advisory fee or other similar payment.
                              ARTICLE V. COVENANTS
                  Section  5.1.  Release.  Upon  the  earlier  of (i)  180  days following the Closing or (ii) the date upon which Seller executes documentation with respect to any alternative financing source on terms substantially similar to those set forth in that certain Factoring Agreement, dated September 16, 1992, between Rosenthal & Rosenthal Inc. and Seller (the "Factoring Agreement"), Seller shall cause the release of all obligations of any and all guarantors with respect to the Factoring Agreement existing as of the date hereof.
                  Section 5.2. Shinhan Bank. Seller shall repay the indebtedness outstanding and cause the discharge of all guarantees under that certain Revolving Credit Agreement, dated as of July 20, 1990, by and among Seller, Yutaka Yamaguchi and Shinhan Bank New York Branch, as amended on June 23, 1992 (the "Revolving Credit Agreement"), in accordance with the payment schedule listed on Schedule 5.2; provided, however, that, notwithstanding the foregoing, Seller shall not increase the aggregate amount of its indebtedness under the Revolving Credit Agreement at any time from and after the date hereof.
                  Section 5.3.      Issuance of Capital Stock.
                  (a) Without the prior written  consent of Buyer,  Seller shall not, until the earlier of (i) twenty seven months from the Closing Date and (ii) the date upon which all obligations of Seller or the Stock Purchasers (as hereinafter defined), as the case may be, under (x) this Agreement, (y) the Stock Purchase Agreement, dated even date herewith by and among the Yashiro Entities and Joel Dupre ("Dupre"), Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng (collectively, the "Stock Purchasers") and Yashiro Co., as Agent (the "Stock Purchase Agreement"), and (z) any agreements that are exhibits hereto or thereto are either satisfied or paid in full by the Stock Purchasers or Seller, as the case may be (all such obligations hereinafter referred to as the "Seller's Liabilities"), issue any of its capital stock, or any securities exercisable or convertible into, or exchangeable for, its capital stock unless (A) such securities are issued in consideration of cash, (B) in the event Seller issues its common stock, par value $.10 per share (the "Common Stock"), such Common Stock is sold in consideration of cash and in accordance with Section 5.3(b) hereof and (C) the net cash proceeds from such issuance(s) are applied concurrently to the payment of Seller's obligations under (x) this Agreement, (y) any agreement that is an exhibit hereto or (z) any other indebtedness of Seller to either of the Yashiro Entities outstanding as the Closing.
                  (b) Until the date upon which all of Seller's  Liabilities are paid in full or satisfied, as the case may be, Common Stock may only be issued as follows:
                           (i)  During  the first year  following  the  Closing,
         Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the average last reported bid quotation for the Common Stock on the National Association of Securities Dealers Automated Quotation ("NASDAQ") (as reported in the Wall Street Journal) for thirty consecutive Trading Days (as hereinafter defined) ending on the Closing Date, provided the Common Stock continues at all times to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). "Trading Day" shall mean a full day on which trading in the Common Stock is conducted on NASDAQ, whether or not any trades are actually consummated.
                           (ii) During the second year  following  the  Closing,
         Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the fair market value thereof, as reasonably determined in good faith by Seller's Board of Directors (the "Fair Market Value"), provided the Common Stock continues at all times to be registered under Section 12 of the Exchange Act; and
                    (iii)  During  the third  year  following  the  Closing  and thereafter, Seller may only issue Common Stock in consideration of an amount of cash per share that is not less than the Fair Market Value at the time of such issuance.
                  (c)  Notwithstanding  anything to the contrary herein,  Seller shall not, until the date upon which all of Seller's Liabilities are paid in full or satisfied, as the case may be, sell any of its capital stock, or any securities exercisable or convertible into, or exchangeable for, its capital stock if, following such issuance(s), the Stock Purchasers would beneficially own less than 35% of the outstanding Common Stock on a fully-diluted basis.
                  Section 5.4.  Restricted  Payments.  Until the date upon which all of Seller's Liabilities are paid in full or satisfied, as the case may be, Seller shall not (i) declare or pay any dividend, (ii) make any other distribution on any shares of its capital stock or (iii) redeem or purchase any shares of its capital stock.
                  Section 5.5. Financial Statements and SEC Filings.  Until such time as all of Seller's Liabilities are paid in full or satisfied, as the case may be, Seller shall deliver to Buyer (i) within a period of time consistent with current practice but in no event more than (x) ninety days after the end of any month during Seller's fiscal first quarter and (y) forty-five days after the end of any other month, Seller's unaudited balance sheet, statement of operations and statement of cash flows (collectively, the "Financial Statements"), certified as true and correct in all material respects by the Chief Financial Officer thereof, (ii) within 90 days following the end of Seller's fiscal year, the Financial Statements of Seller, audited by Seller's independent public accountants and (iii) within three days after the filing thereof, any report or document filed by Seller with the Securities and Exchange Commission.
                  Section 5.6.  Change of  Accountants.  Seller shall not change its independent public accountants without the prior written consent of Buyer; provided, however, that Seller may change its accountants to the firm of Nussbaum Yates & Wolpow, P.C. ("NY&W"), provided Buyer receives, prior to any such change, the written agreement of NY&W, in form reasonably satisfactory to Buyer, to the effect that NY&W shall deliver directly to Buyer, in accordance with and during the period required by Section 5.5 hereof, copies of all Financial Statements previously certified by NY&W.
                  Section 5.7.  Bulk Sales Law. To the extent that the terms and conditions of any bulk sales laws may be deemed to be applicable to the transactions contemplated by this Agreement, Buyer hereby waives compliance by Seller with the provisions of any such laws, and Seller warrants and agrees to pay and discharge when due all bona fide claims of creditors of Seller actually made against Buyer which have been or will be asserted against Buyer by reason of such non-compliance to the extent such liabilities are not Assumed Liabilities. Seller agrees to indemnify and hold harmless Buyer following the Closing from and against any and all damages, losses, liabilities, claims, costs and expenses including, without limitation, reasonable attorneys' fees and other costs and expenses incident to any suit, action, claim or proceeding related to the foregoing (collectively, the "Claims"), incurred by Buyer by reason of the failure of Seller to pay and discharge such Claims; provided, however, that (i) Buyer shall notify Seller promptly in writing of any Claim for which it may seek indemnification from Seller pursuant to this Section 5.7, (ii) Seller shall have the right to assume the defense of any such Claim and Buyer shall fully cooperate with Seller in any such defense and (iii) Seller shall not be responsible for the payment of any amount arising out of any settlement of any Claim made by Buyer without Seller's prior written consent.
                  Section  5.8.   Employee   Matters.   Buyer  agrees  to  offer
employment solely to the employees of the Division on the Closing Date set forth on Schedule 5.8 (the "Employees"), subject to such terms and conditions of employment as Buyer may set or establish after the Closing Date including, without limitation, such matters as wages, hours and working conditions. In all respects after the Closing, such Employees shall be at-will employees and Buyer shall have the right to dismiss in its sole discretion any of such Employees. Seller shall indemnify and hold harmless Buyer with respect to any and all claims made by employees of Seller not set forth on Schedule 5.8.
                  Section 5.9.  Fairness  Opinion.  Any fees and related charges
(including the reimbursement of expenses) paid to Delta Financial Group Incorporated ("Delta") in connection with its rendering to Seller of a fairness opinion in connection with the transactions contemplated by this Agreement and the agreements ancillary hereto (the "Fairness Opinion") shall be borne equally by Buyer and Seller.
                  Section 5.10.  Severability.  With respect to any provision of this Article V finally determined by a court of competent jurisdiction to be unenforceable, Seller and Buyer hereby agree that such court shall have jurisdiction to reform such provision so that it is enforceable to the maximum extent permitted by law, and the parties agree to abide by such court's determination. In the event that any provision of this Article V cannot be reformed, such provision shall be deemed to be severed from this Agreement, but every other provision of Article V of this Agreement shall remain in full force and effect.
                  Section 5.11.  Further  Assurances.  On and after the Closing,
Seller shall prepare, execute and deliver, at Seller's expense, such further instruments of conveyance, sale, assignment or transfer, and shall take or cause to be taken such other or further action as Buyer's counsel shall reasonably request at any time or from time to time in order to perfect, confirm or evidence in Buyer title to all or any part of the Property or to consummate, in any other manner, the terms and conditions of this Agreement. On and after the Closing, Buyer shall prepare, execute and deliver, at Buyer's expense, such further instruments, and shall take or cause to be taken such other or further action as Seller's counsel shall reasonably request at any time or from time to time in order to confirm or evidence Buyer's assumption of the Assumed Liabilities or to consummate, in any other manner, the terms and conditions of this Agreement.
                  Section 5.12.  Announcements.  Neither party to this Agreement shall make any public announcements prior to the Closing with respect to this Agreement or the transactions contemplated hereby without the consent of the other party hereto, except as required by law.
                  Section 5.13.  Consents.  The parties  hereto agree to use all reasonable efforts to obtain all approvals, authorizations and consents of all third parties necessary for the consummation of the transactions contemplated hereby.
                  Section 5.14. Confidentiality.  Each of Seller and Buyer shall hold and shall cause its consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all documents and information concerning the other party furnished it by such other party or its representatives in connection with the transactions contemplated by this Agreement including, without limitation, the Financial Statements delivered to Buyer pursuant to Section 5.5 hereof (except to the extent that such information can be shown to have been (i) previously known by the party to which it was furnished, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished), and neither Seller nor Buyer shall release or disclose such information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with this Agreement. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained except to the extent such information comes into the public domain through no fault of the party required to hold it in confidence, and such information shall not be used to the detriment of, or in relation to any investment in, the other party and all such documents (including copies thereof) shall be returned to the other party immediately upon the written request thereof. Each party shall be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

                              ARTICLE VI. CLOSING
                  Section 6.1. Closing. This transaction shall close and all deliveries to be made at the time of closing shall take place at 10:00 a.m., New York City time, on March 20, 1995, at the offices of Olshan Grundman Frome & Rosenzweig, 505 Park Avenue, New York, New York, or at such other place or date as may be agreed upon from time to time in writing by Seller and Buyer (the "Closing").
                  Section 6.2. Deliveries by Seller. At or prior to the Closing, Seller shall deliver to Buyer, duly and properly executed, the following:
                  (a) Good and sufficient General Conveyance, Assignment and Bill of Sale, in the form attached hereto as Exhibit B (the "General Conveyance, Assignment and Bill of Sale"), conveying, selling, transferring and assigning to Buyer title to all of the Property, free and clear of all security interests, liens, charges, encumbrances or equities whatsoever, except for those (i) in favor of Rosenthal & Rosenthal, Inc. pursuant to the Factoring Agreement, (ii) assumed by Buyer pursuant to this Agreement or (iii) approved in writing by Buyer prior to the Closing.
                  (b) Assumptions of the Assumed Liabilities, in the form attached hereto as Exhibit C (the "Assumption Agreement"), and shall include, to the extent obtained, the written consents of all parties necessary in order to duly transfer to Buyer all of Seller's rights under the Contracts.
                  (c) An agreement, in the form attached hereto as Exhibit D, with respect to the provision to Seller by Yashiro Co. of a letter of credit facility (the "Letter of Credit Agreement").
                  (d) The Fairness Opinion of Delta in the form attached hereto as Exhibit E, to the effect that the terms of the transactions contemplated by this Agreement and the agreements ancillary hereto are fair to the shareholders of Seller from a financial point of view.
                  (e) A Sublease, in the form attached hereto as Exhibit F, providing for the use and occupancy by Buyer of space in Seller's California warehouse (the "Sublease").
                  (f) A Sharing Agreement, in the form attached hereto as Exhibit G, providing for the shared use by Seller and Buyer of Seller's New York showroom (the "Sharing Agreement").
                  (g) An Exclusive Purchasing Agreement, in the form attached hereto as Exhibit H, granting Buyer or designees thereof the exclusive right to sell Seller's goods in Japan (the "Exclusive Purchasing Agreement").
                  (h) The  Guaranty  of Dupre,  in the form  attached  hereto as
Exhibit I, guaranteeing the payment of Seller's obligations under the agreements set forth on Exhibit A thereto (the "Guaranty").
                  (i) A Pledge Agreement, in the form attached hereto as Exhibit J, whereby the Stock Purchasers shall pledge an aggregate of 681,000 shares of Common Stock to secure all of Seller's Liabilities (as that term is defined in
Section 5.3 hereof) (the "Pledge Agreement").
                  (j) Non-Competition Agreements, in the forms attached hereto as Exhibits K-1, K-2, K-3 and K-4 to be executed by Seller and each of (x) the Yashiro Entities, (y) Yutaka Yamaguchi and (z) Takeshi Yamaguchi, respectively (collectively, the "Non-Competition Agreements").
                  (k) A Severance Agreement, in the form attached hereto as Exhibit L, to be executed by Seller and Takeshi Yamaguchi (the "Severance Agreement").
                  (l) A License Agreement, in the form attached hereto as Exhibit M, granting Buyer the right to use the trade name "Mondo" (the "License Agreement").
                  (m) An Assignment of the United States trademarks of Seller, in the form attached hereto as Exhibit N (the "Trademarks Assignment"), conveying, transferring and assigning to Buyer, all of Seller's right, title and interest to such trademarks.
                  (n) A certificate of the President and Secretary of Seller in accordance with Section 7.1(d) hereof.
                  (o) The Certificate of Incorporation of Seller, certified as of a recent date by the Secretary of State of New York.
                  (p) A certificate of the Secretary of State of New York, dated as of a recent date, as to the good standing of Seller in such state.
                  (q) A certificate of the Secretary of State of each state listed on Schedule 4.2(a), dated as of a recent date, as to the good standing of Seller in each such state.
                  (r) A Non-competition Agreement, in the form attached hereto as Exhibit O, to be executed by each of the Seller and the Buyer.
                  (s) Resolutions of the Board of Directors of Seller authorizing the execution and delivery of this Agreement by Seller and the performance of its obligations hereunder, certified by the Secretary of Seller.
                  (t) Such other separate instruments of sale, assignment or transfer that Buyer may reasonably deem necessary or appropriate in order to perfect, confirm or evidence title to all or any part of the Property.
                  Section 6.3. Deliveries by Buyer. On or prior to the Closing, Buyer shall deliver to Seller the purchase price in accordance with Section 3.1 hereof and shall deliver to Seller, all duly and properly executed, the following:
                  (a) The Assumption Agreement.
                  (b) The Letter of Credit Agreement.
                  (c) The Sublease.
                  (d) The Sharing Agreement.
                  (e) The Exclusive Purchasing Agreement.
                  (f) The Pledge Agreement.
                  (g) The Non-Competition Agreements.
                  (h) The Severance Agreement.
                  (i) The License Agreement.
                  (j) A certificate of the President and Secretary of Buyer in accordance with Section 7.2(d) hereof.
                  (k) The Certificate of Incorporation of Buyer, certified as of a recent date by the Secretary of State of Delaware.
                  (l) A certificate of the Secretary of State of Delaware, dated as of a recent date, as to the good standing of Buyer in such state.
                  (m) Resolutions of the Board of Directors of Buyer authorizing the execution and delivery of this Agreement by Buyer and the performance of its obligations hereunder, certified by the Secretary of Buyer.
                  (n) Such other separate instruments of assumption that Seller may reasonably deem necessary or appropriate in order to confirm or evidence Buyer's assumption of the Assumed Liabilities.

                ARTICLE VII. CONDITIONS PRECEDENT TO OBLIGATIONS
                  Section 7.1. Conditions to Obligations of Buyer. Each and every obligation of Buyer to be performed at the Closing shall be subject to the satisfaction as of or before the Closing of the following conditions (unless waived in writing by Buyer):
                  (a) Representations and Warranties. Seller's representations and warranties set forth in Section 4.2 hereof shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing as if such representations and warranties were made as of the Closing.
                  (b) Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Seller, shall have been fully performed and complied with in all material respects on or prior to the Closing including, without limitation, the delivery of the fully executed instruments and documents in accordance with
Section 6.2 hereof.
                  (c) No Adverse Proceeding. There shall be no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or governmental investigation against Buyer, Seller or the Property for the purpose of enjoining or preventing the consummation of this Agreement, or otherwise claiming that this Agreement or the consummation hereof is illegal.
                  (d) Certificate. Seller shall have delivered to Buyer a certificate executed by Seller's President and Secretary, dated the Closing Date, to the effect that the conditions set forth in subsections (a) and (b) and, to the best knowledge of such officers, (c), of this Section 7.1 have been satisfied.
                  (e) Stock Purchase Agreement. The transactions contemplated by the Stock Purchase Agreement and the agreements ancillary thereto shall have been consummated.
                  Section 7.2. Conditions to Obligations of Seller. Each and every obligation of Seller to be performed at the Closing shall be subject to the satisfaction as of or before such time of the following conditions (unless waived in writing by Seller):
                  (a) Representations and Warranties. Buyer's representations and warranties set forth in Section 4.1 hereof shall have been true and correct when made and shall be true and correct at and as of the Closing as if such representations and warranties were made as of such time and date.
                  (b) Performance of Agreement. All covenants, conditions and other obligations under this Agreement which are to be performed or complied with by Buyer shall have been fully performed and complied with in all material respects on or prior to the Closing including the delivery of funds and the fully executed instruments and documents in accordance with Section 6.3 hereof.
                  (c) No Adverse Proceeding. At the Closing there shall be no pending or threatened claim, action, litigation or proceeding, judicial or administrative, or governmental investigation against Buyer, Seller or the Property for the purpose of enjoining or preventing the consummation of this Agreement, or otherwise claiming that this Agreement or the consummation hereof is illegal.
                  (d) Certificate. Buyer shall have delivered to Seller a certificate executed by Buyer's President and Secretary, dated the Closing Date, to the effect that the conditions set forth in subsections (a) and (b) and, to the best knowledge of such officers, (c), of this Section 7.2 have been satisfied.
                  (e) Stock Purchase Agreement. The transactions contemplated by the Stock Purchase Agreement and the agreements ancillary thereto shall have been consummated.

                           ARTICLE VIII. TERMINATION
                  Section 8.1. Termination by Either Party. This Agreement may be terminated and cancelled at any time prior to the Closing by Buyer or Seller upon written notice to the other if: (i) any of the representations or warranties of the other party, as the case may be, contained herein or in any Schedule attached hereto shall prove to be inaccurate or untrue in any material respect; (ii) any obligation, term or condition to be performed, kept or observed by such other party, as the case may be, hereunder has not been performed, kept or observed in any material respect at or prior to the time specified in this Agreement or (iii) the Closing shall not have occurred by March 31, 1995.
                  Section 8.2. Termination by Buyer. This Agreement may be terminated and cancelled by Buyer without penalty, damages, payments or liabilities whatsoever to either party at any time prior to the Closing in the event of a material adverse loss or damage to the Property in excess of $500,000, it being understood by the parties that none of the risk of any such loss or damage prior to the Closing shall be borne by Buyer. In the event of a loss or damage to the Property prior to the Closing and the Closing shall have occurred, Buyer shall be entitled to reserve any insurance proceeds received by Seller in respect of such loss or damage.

                      ARTICLE IX. MISCELLANEOUS PROVISIONS
                  Section 9.1. Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given and made if in writing and if served either by personal delivery to the party for whom intended (which shall include delivery by Federal Express or similar service) or three business days after being deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such party:
         If to Seller:                    Sirco International Corp.
                                          24 Richmond Hill Avenue
                                          Stamford, Connecticut 06901
                                          Attention: Mr. Joel Dupre

         with a copy to:                  Pryor, Cashman, Sherman & Flynn
                                          410 Park Avenue
                                          New York, New York 10022
                                          Attention: Eric M. Hellige, Esq.

         If to Buyer:                     Bueno of California, Inc.
                                          16000 Heron Avenue
                                          La Mirada, California 90638
                                          Attention: Mr. Takeshi Yamaguchi

         with a copy to:                  Olshan Grundman Frome & Rosenzweig
                                          505 Park Avenue
                                          New York, New York 10022
                                          Attention: Victor M. Rosenzweig, Esq.

                  Section 9.2. Entire Agreement. This Agreement, the exhibits and schedules hereto and the documents referred to herein embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter.
                  Section 9.3. Binding Effect; Assignment. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon Seller, its successors and permitted assigns and Buyer, its successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred or assigned (by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other party or parties except that Buyer shall have the right to assign its rights but not its obligations hereunder to an affiliate of Buyer. Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.
                  Section 9.4. Captions. The Article and Section headings of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement in construing or interpreting any provision hereof.
                  Section 9.5. Expenses of Transaction. Except as provided herein, Seller shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, and will make all necessary arrangements so that the Property will not be charged with or diminished by any such cost or expense; provided, however, that Buyer shall pay all fees and expenses of Olshan Grundman Frome & Rosenzweig in excess of $20,000. Buyer shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. The liability for sales, real estate transfer and/or documentary taxes (but not income or similar type taxes) in connection with the sale and delivery of the Property shall be borne equally by each of Buyer and Seller.
                  Section 9.6. Waiver; Consent. This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than by performance), in whole or in part, except by a writing executed by the parties hereto, and no waiver of any of the provisions or conditions of this Agreement or any of the rights of a party hereto shall be effective or binding unless such waiver shall be in writing and signed by the party claimed to have given or consented thereto. Except to the extent that a party hereto may have otherwise agreed to in writing, no waiver by that party of any condition of this Agreement or breach by the other party of any of its obligations or representations hereunder or thereunder shall be deemed to be a waiver of any other condition or subsequent or prior breach of the same or any other obligation or representation by the other party, nor shall any forbearance by the first party to seek a remedy for any noncompliance or breach by the other party be deemed to be a waiver by the first party of its rights and remedies with respect to such noncompliance or breach.
                  Section 9.7. No Third Party Beneficiaries.  Subject to Section
9.3 hereof, nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto, any rights, remedies or other benefits under or by reason of this Agreement.
                  Section 9.8. Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
                  Section 9.9. Gender. Whenever the context requires, words used in the singular shall be construed to mean or include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender.
                  Section 9.10. Remedies of Buyer. The Property is unique and not readily available. Accordingly, Seller acknowledges that, in addition to all other remedies to which Buyer is entitled, Buyer shall have the right, subject to the provisions of Section 8.1 hereof, to enforce the terms of this Agreement by a decree of specific performance provided Buyer is not in material default hereunder.
                  Section 9.11. Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York, with regard to the principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
WITNESSES:
                                     BUYER:

                                     BUENO OF CALIFORNIA, INC.
- -------------------------
                                     By:      /s/Takeshi Yamaguchi
                                        ----------------------------------------
                                        Name:Takeshi Yamaguchi
                                        Title:President


                                    SELLER:

                                    SIRCO INTERNATIONAL CORP.
- -------------------------
                                    By:      /s/Gandolfo Verra
                                       -----------------------------------------
                                       Name:Gandolfo Verra
                                       Title:Secretary

                            ASSET PURCHASE AGREEMENT
                                 BY AND BETWEEN
                           SIRCO INTERNATIONAL CORP.
                         AND BUENO OF CALIFORNIA, INC.

                         LIST OF SCHEDULES AND EXHIBITS

Schedule 1.1(a)         Personal Property
Schedule 1.1(b)         Inventory
Schedule 1.1(c)         Proprietary Rights
Schedule 1.1(d)         Contracts
Schedule 1.1(e)         Miscellaneous Assets
Schedule 3.1(b)         Indebtedness Following Closing
Schedule 4.2(a)         Jurisdictions in Which Seller is Qualified to Do
                        Business
Schedule 4.2(b)         Necessary Consents
Schedule 5.2            Payments to Bank
Schedule 5.8            Employees

                                    EXHIBITS
A                       Allocation Certificate
B                       General Conveyance, Assignment and Bill of Sale
C                       Assumption Agreement
D                       Letter of Credit Agreement
E                       Fairness Opinion
F                       Sublease
G                       Sharing Agreement
H                       Exclusive Purchasing Agreement
I                       Guaranty
J                       Pledge Agreement
K-1                     Non-Competition Agreement with Yashiro Co., Inc.
K-2                     Non-Competition Agreement with Yashiro Company, Ltd.
K-3                     Non-Competition Agreement with Yutaka Yamaguchi
K-4                     Non-Competition Agreement with Takeshi Yamaguchi
L                       Severance Agreement
M                       License Agreement
N                       Trademarks Assignment
O                       Non-Competition Agreement between Sirco and Bueno of
                        California, Inc.

                                                                 Schedule 1.1(a)
                                                               Personal Property

                                                                            Sirco       Bueno
FURNITURE                                                         Total     Retain      Hdbgs
- ---------                                                         -----     ------      -----
Desk/Rt Cred           Exec                     Blk                 4                     4      $  250.00       $1,000.00
Chair                  Exec                     Blk Leather         4                     4      $  150.00       $  600.00
Arm Chair                                       Burgandy            5                     5      $   35.00       $  175.00
File Cabinet           2dr                      Blk Wd              2                     2      $   30.00       $   60.00
Conf Table             Sm                       Blk                 1                     1      $   20.00       $   20.00
Glass Tops             Various                                      5                     5      $   50.00       $  250.00
Floor Lamp             Halogen                  Blk                 2                     1      $   20.00       $   20.00
Desk                   Sectry                   Grey                6          3          3      $   95.00       $  285.00
Desk                   Lgl                      Grey                3          1          2      $   50.00       $  100.00
Bookcase               3s                       Grey                6          4          2      $   10.00       $   20.00
File Cabinets          2dr                      Blk                25         10         15      $   10.00       $  150.00
File Cabinets          4dr                      Blk                35         34          1      $   15.00       $   15.00
Bookcase               2s                       Grey                1                     1      $   15.00       $   15.00
Bookcase               5s                       Oak                 1                     1      $   20.00       $   20.00
Bookcase               5s                       Blk                 3                     2      $   20.00       $   40.00
Desk                   Exec                     Oak                 1          1
Bookcase               2s                       Oak                 1          1
Credenza                                        Oak                 1          1
File Cabinet           2dr                      Oak                 1          1
Chair                  Exec                     Rose                1          1
Arm Chair                                       Rose                4          4
End table                                       Oak                 1          1
Drafting Table                                                      2                     1      $   10.00       $   10.00
Office Chair           Sec                      Grey               13          6          5      $   40.00       $  200.00
Table                  48"Rd                    Black               1                     1      $   20.00       $   20.00
File Cabinet           4dr Legal                Blk/Grey            2          1          1      $   20.00       $   20.00
Refrigerator           Sm                       Blk                 2          1          1      $   20.00       $   20.00
File Cabinet           2dr                      Oak                 3                     3      $   15.00       $   45.00
File Cabinet           2dr Lateral              Oak                 6          1          3      $   20.00       $   60.00
Side Chairs            sm                       Burg                4                     2      $   15.00       $   30.00
Bookcase               5s                       Wal                 1          1
Desk                   Sec                      Wal                16         10          6      $   20.00       $  120.00
Credenza                                        Wal                 5          3          2      $   15.00       $   30.00
Bookcase               3s                       Wal                 4          2          2      $   10.00       $   20.00
Desk                   Sgl                      Wal                 3          3
Desk                   Sgl Exec                 Wal                 1                     1      $   25.00       $   25.00
Sofa                   Leather                  Blk                 1          1
Arm Chair              Leather                  Blk                 1          1
Coffee Table                                    Blk                 1          1
End Table                                       Blk                 1          1
File Cabinet           2dr Lateral              Wal                 7          5          2      $   20.00       $   40.00
Conference Table                                Blk                 1                     1      $  150.00       $  150.00
Conf Chair                                      Burg                9                     9      $   35.00       $  315.00
Credenza                                        Blk                 1                     1      $   45.00       $   45.00
Cabinet                                         Blk                 1          1
TV 19"                 Samsung                                      1          1
Wall Map                                        Blk Frame           2                     2      $   30.00       $   60.00
Bookcase               3s                       Oak                 1          1
Chair                  Exec                     Grn                 1          1
Arm Chair                                       Grn                 2          2
Lunch Table            36" Rd                   Nat                 3          3
Lunch Rm Chair                                  Grey               12         12

                                                                            Sirco       Bueno
FURNITURE                                                         Total     Retain      Hdbgs
- ---------                                                         -----     ------      -----
Refrigerator           Lg                                           2          2
Microwave                                                           4          4
Chair                  Sec                      Brn                16         12          4      $   10.00       $   40.00
Chair                  Exec                     Rose                1          1
Arm Chair                                       Rose                2          2
Safe                                            Grey                1          1
Conference Table                                Oak                 1          1
Conf Chairs                                     Oak/Grey            8          8
Desk                   Jr Exec                  Oak                 2          2
Credenza                                        Oak                 2          2
Desk                   Exec                     Wal                 1          1
Chair                  Exec                     Blue                1          1
Bookcase               2s                       Wal                 3          2          1      $   10.00       $   10.00
Arm Chair                                       Grey                2          2
Lobby Bench                                     Burg                1
Lobby Bench                                     Multi               1          1
Lobby Chair                                     Multi               1          1
Work Table             Rd                       Wal                 1                     1      $   10.00       $   10.00
Table                                           Laminate            1
Comp Table                                      Wal                 1
Side Chairs                                     Blk                 2                     2      $   10.00       $   20.00


Business Machines

Fax                    Canon 450                                    1          1
Fax                    Murate                                       1                     1      $   25.00       $   25.00
Fax                    Ricoh 1000L                                  1                     1
Document Shredder                                                   2          1          1      $   20.00       $   20.00
Typewriter             Brother EM411                                1                     1      $   20.00       $   20.00
Typewriter             IBM Selectric                                3          2          1      $   20.00       $   20.00
Wordprocessor          Brother WP200                                3          2          1      $   35.00       $   35.00
Copier                 Kodac Ekta 85                                1          1
Copier                 Canon MP1215                                 1          1
Typewriter             Casio CW110                                  1          1
Label Printer          Monarch 9420                                 1          1
Copies                 Xerox 1012                                   1          1
Phone System           TIE
                       Ultracom                                     1                     1      $2,000.00       $2,000.00
                       18 Phones
                       3 Exec Phones
                       1 DSS
                       1 Control/Power Unit


                                                                            Sirco       Bueno
FURNITURE                                                         Total     Retain      Hdbgs
- ---------                                                         -----     ------      -----
Computer Equiptment

Printer                Panasonic KX1124P                            1          1
Label Printer          Fargo                                        1          1
PC                     IBM PS2                                      1          1
Printer                Laserjet IIP                                 1          2
PC                     Macintosh II                                 1                     1      $  500.00       $  500.00
PC                     Gateway 2000                                 1                     1      $2,584.00       $2,584.00
                       Laserjet 4L
Image Scanner          Microtek                                     1                     1      $  250.00       $  250.00
Printer                Laserwriter II                               1                     1      $  250.00       $  250.00
Printer                IBM 4234-002                                 1          1
Printer                IBM 5256                                     2          1          1      $   35.00       $   35.00
PC                     Compaq Proline                               1                     1      $3,900.00       $3,900.00
                       HP LaserJet 4
PC                     Powerflex                                    1          1
Printer                HP Laserjet II                               2          2
PC                     Mac Quadra 605                               1          1
Printer                Stylewriter II                               1          1
PC                     BSR386                                       1          1
Printer                Tandy 2110                                   1          1
Terminals              Dec Data 3596                                8          5
                       Dec Data 3496                                2          1
                       IBM 3196                                     5          4
                       IBM 5251                                     4          2
                       IBM Console                                  1          1
CPU                    IBM 5263                                     1          1
Modem                  Codex 2640                                   1          1
Modem                  Microcom                                     2          1          1      $   30.00       $   30.00
Modem                  Prc Perif                                    1          1
Modem                  UDs                                          1          1
Controller             Dec Data 5794                                1          1
Printer                IBM 5224                                     1          1
Burater                Tab                                          1          1
Decolater              Yale                                         1          1
PC                     Compaq Presario 660                          1                     1      $1,459.00       $1,459.00
Printer                HP Deskjet Plus                              1                     1      $   50.00       $   50.00

Warehouse

Order Pickers          Crown                                        4          3          1      $3,500.00       $3,500.00
                       Hyster                   O/S
Forklift               Toyota                                       1          1
                       Nissan                                       1                     1
Pallet Jack                                                         9          6          3      $   30.00      $    90.00
Tape Machines                                                      30         18          6      $   50.00      $   300.00
Pallet Jack            Electric                 O/S
Power Conveyor                                  168 Ft              1          1
Compressor             Ingersoll-Rand           SSR EP25U           1          1
Air Dryer              Zeks Air                                     1          1
Scales                 Ishida                                       2          1          1      $  475.00      $   475.00
UPS Equip              Friden                                       1          1
Office Rack            Upright                  9 Ft               14          8
Load Beams                                      11 Ft              54         27

                                                                            Sirco       Bueno
FURNITURE                                                         Total     Retain      Hdbgs
- ---------                                                         -----     ------      -----
Pallet Rack            Upright                  15 Ft             251        132        119      $   30.00       $3,570.00
                       Upright                  12 Ft             299        209         90      $   20.00       $1,800.00
Load Beams                                      9 Ft             2422       1412        780      $    7.50       $5,850.00
                                                12 Ft              87         87
                                                5 Ft               31
Carton Sealer          Little David                                 1          1
Conveyor               Stretch                  60ft                2          1          1      $   100.00      $  100.00
GMC Van                                                  1982       1          1
Stuffing Tables                                                    42         40          2      $    20.00      $   40.00
Packing Tables                                                     22         12         10      $    20.00      $  200.00
Hand trucks                                                         9          6          3      $    25.00      $   75.00
Carts                                                              15          8          4      $    30.00      $  120.00
Ladders
                       57"                                          4          2          1      $    30.00      $   30.00
                       48"                                          3          1          1      $    25.00      $   25.00
                       105"                                         3          2          1      $    40.00      $   40.00
Dock Plates                                                         3                     1      $    25.00      $   25.00
Sample Racking                                  Sections           20                    20      $    15.00      $  300.00

Wooden Pallets in Hdbg                                                                 1152      $     3.00      $3,456.00
Area = 1152
                                                                                                                $35,234.00

                                                                 Schedule 1.1(c)
                                                              Proprietary Rights

TRADEMARK                         GOODS                                         DATE REGISTERED      REG. NO.
- --------------------------------------------------------------------------------------------------------------
TOTEABLES                         handbags                                      09/05/78             1,101,486
                                  wallets

BV (and design)                   handbags                                                             PENDING

CALIFORNIA EDITIONS               handbags                                      02/09/93             1,751,899

GANI                              handbags                                      09/26/78             1,103,060
                                  luggage
                                  wallets

GOLD MINE                         billfolds                                     01/08/57               639,505
                                  change purses
                                  handbags
                                  key cases
                                  wallets

BARTOLI                           handbags                                      04/19/83             1,235,286
                                  key cases
                                  purses
                                  wallets

BUENA VISTA                       handbags                                      11/10/92             1,731,122

BUENO                             clutch bags                                   09/25/68               851,257
                                  cosmetic bags sold empty
                                  key cases
                                  purses
                                  wallets

BUENO                             all purpose sport bags                        09/05/89             1,554,691
                                  attache cases
                                  backpacks
                                  billfolds
                                  briefcases
                                  change purses
                                  cosmetic cases sold empty
                                  credit car cases
                                  luggage of all types
                                  luggage portfolios
                                  luggage tote bags

                                                                 Schedule 1.1(d)
                                                                       Contracts

    4265*               (YW-9107-09)               21 MF     LUC       NO                 03/01 - 13          03/13       29,181.60
    4297                (YW-9132)                  25 WM     LUC       NO                 03/05 - 13          03/13       22,800.00
    4281                (9111,12,26-28)               29     LUC       NO                 03/01 - 10         *03/13       52,398.00
      "                                                                                                       03/20
    4282                (YW-9113-15)               29 FE     LUC       NO                 03/01 - 10         *03/13       77,267.53
      "                                                                                                       03/20
    4285                (YW-9118-19)               21 BB     LUC       NO                 03/05 - 20          03/20       25,804.60
    4286                (YW-9120)                  21 CT     LUC       NO                 03/05 - 20          03/20        2,299.00
    4287                (YW-4221)                  21 NL     LUC       NO                 03/05 - 20          03/20        2,970.00
    4288                (YW-9122)                  21 SL     LUC       NO                 03/05 - 20          03/20       11,212.50
    4289                (YW-9123)                  21 FE     LUC       NO                 03/05 - 20          03/20       16,200.00
    4293                (YW-9133)                  21 FE     LUC       NO                 03/05 - 20          03/20        9,600.00
      "                                                                                                       03/30       38,400.00
    4294                (YW-9134)                  21 AB     LUC       NO                 03/10 - 20          03/20        6,000.00
    4305                (YW-9139)                  21 WM     LUC       NO                 03/10 - 20          03/20        4,458.60
    4290                (YW-9124-25)               21 AB     LUC       NO                 03/20 - 30          03/30        6,000.00
    4295                (YW-9135-36)               21 AB     LUC       NO                 03/20 - 30          03/30       12,000.00
    4296                (YW-9137-38)               21 PS     LUC       NO                 03/20 - 30          03/30        9,000.00
    4283                (YW-9116)                  29 FE     LUC       NO                 03/25-04/01         04/01       31,950.00
    4284                (9117,29-31)               29 FE     LUC       NO                 03/25-04/01         04/01       64,579.68
    4311                (FS-3215)                  30 FS     KARL      YES                03/20 - 30          04/10       14,130.00
    4313                (YW-9140)                  21 WM     LUC       NO                 04/01 - 10          04/10       *3,516.00
      "                                                                                                       04/17      *10,614.00
    4319      N         (YW-9141-42)               21 FE     LUC       NO                 04/01 - 10          04/10       14,190.00
    4320      N         (YW-9143)                  21 MB     LUC       NO                 04/01 - 10          04/10        5,279.60
    4322      N         (YW-9145                   21 WM     LUC       NO                 04/10 - 17          04/17       20,434.50
    4292      VOID
    4323      N         (YW-9146)                  21 RN     LUC       NO                 04/01 - 20          04/20        9,677.40
    4321      N         (YW-9144)                  21 SN     LUC       NO                 04/05 - 20          04/20       23,880.20

    4262                41 B.M                               CB        YES                02/10 - 28          *3/20        1,896.00
    4261                43 B.M.                              CK        YES                03/10 - 20          *3/20       22,200.00
    4306                21 KAU H                             MV        NO                 03/01 - 15          *3/27       20,448.00
    4314                21 KAU H                             MV        NO                 03/25-04/08         04/08       13,632.00
    4307                30 B.M.                              FBA       YES                04/01 - 15          04/15        6,600.00
    4308                30 B.M.                              FB        YES                04/01 - 15          04/15       17,300.40
    4309                30 B.M.                              FS        YES                04/01 - 15          04/15        9,300.00
    4310                30 B.M.                              FP        NO                 04/01 - 15          04/15        4,742.00
    4312                41 HOI T                             MT        YES                04/05 - 22          04/15       14,640.00
    4317      N         30 B.M.                              SF        YES                05/05 - 20          04/22        7,296.00
    4318      N         30 B.M.                              ACF       YES                05/05 - 20          05/20       43,680.00
    4298                25 L.K.                              MV        NO                 03/01 - 08          05/20        2,350.80
    4291                21 L.K.                              MV        NO                 03/01 - 12          03/13       47,916.00
    4219                25 L.K.                              SR        NO                 03/10 - 20          03/13        9,358.68
    4316      N         29 L.K.                              ZC/ZH     NO                 04/01 - 08          03/20       11,520.00
    4267                21 L.K.                              MV        NO                 05/15 - 25          04/08       27,180.00
    4299                25 L.K.                              MV        NO                 05/20 - 30          05/25        1,443.00
    4268                21 L.K.                              MV        NO                 05/25-06/05         05/30       18,997.92
    4269                21 L.K.                              MV        NO                 06/05 - 15          06/05       16,981.00
    4270                21 L.K.                              MV        NO                 06/15 - 25          06/15       22,386.12
    4300                25 L.K.                              MV        NO                 06/25-07/01         06/25       23,685.00
    4271                21 L.K.                              MV        NO                 06/25-07/05         07/01       27,180.00
    4272                21 L.K.                              MV        NO                 07/05 - 15          07/05       16,981.20
    4273                21 L.K.                              MV        NO                 07/15 - 25          07/15       18,997.92
    4274                21 L.K.                              MV        NO                 08/05 - 10          07/25       27,180.00
    4301                25 L.K.                              SR        NO                 08/01 - 10          08/10       36,360.00
    4302                25 L.K.                              MV        NO                 08/10 - 20          08/10        7,613.82
    4275                21 L.K.                              MV        NO                 08/15 - 25          08/25       27,180.00
    4276                21 L.K.                              MV        NO                 08/25-09/05         08/25       16,981.20
    4303                25 L.K.                              SR        NO                 09/01 - 10          09/10       36,576.00
    4277                21 L.K.                              MV        NO                 09/05 - 15          09/25       27,180.00
    4304                25 L.K.                              MV        NO                 11/10 - 20          11/20        4,338.60


"U" : UNISSUED P.O.        "N" : NEWLY ISSUED P.O.,  "*" : ANY CHANGE
"DR" : STORE DIRECT BUY  "AR" : AIR SHIPMENT,  "IN" : INVENTORY ENTERED

                                                                Schedule 3.1 (b)
                                     SEOUL

                                     HILTON

             395-5 ga, namdaamun-no, Chung-gu, Seoul Korea 100-095

          TEL: (02) 753-7788 TELEX: K26695 KHILTON FAX: (02) 754-2510

FAX TO: Olshan Grueman Frome & Rosenburg           FAX NO: USA 212-755-1467

ATTN.:    Ken Schlesnser Esa.                                 Date: 3/22/95

FROM : TAKESHI YAMAGUCHI                               Room No. (Ref): 1412

                                                           Total Pages: 1
                                                          (Including Cover Page)

CC:      Sirco New York
         Fax 212-564-2618
         Attn.: Dolf Verra

1. In addition to the 746,915.94 loan remain with Sirco $, there are

Jan L/C Fee & Interest   61,655.21
Feb. L/C Fee & Interest  39,256.43  As in original schedule
My Y. Yamaguchi          50,000.00

Total will be           897,827.58

2. This is FOR DOLF

Please fax me repayment schedule in Sirco's Letterhead; address to Shin-Han Bank
Headquarters

Fax to me, I will call you later

         Schedule 4.2(a)


                  California
                  Texas

                                                                 Schedule 4.2(b)
Seller CONSENTS; RELEASES

Consent of Licensor under Fila License

Consent of Licensor under Disney License

Consent of Rosenthal under Factoring Agreement

Consents of Landlord to California Sublease

                                                                    Schedule 5.2
                                                                Payments to Bank


Repayment Schedule for Shin-Han Bank

         304,982.80 by 4/20/95 - Subject to Change

         258,099.60 by 5/19/95

         353,306.50 by 6/20/95

         844,597.40 by 7/19/95

       1,760,986.30   Total

Interest payment must be current.

Outstanding L/C must be cancelled (12,188.86) by 4/20/95.

                                                                    Schedule 5.8

Employees of Bueno of California

Maria Elena Aranda
Marianne Bailey
Joe Baker
Jane Ellingsworth
Naomi Funshira
Ismael Gonzalez
Shirley Hotwagner
Pamela Linn
Carrie Mason
Lori Norman
Joe Pagliaro
Maria Perez
Philip Rayes
Gloria Robles
Tsuguya Saeki
Irane Shank
Sergio Zavala

Nancy Donnally
Judith Rifkin
Paul Toscamo

                                                                       EXHIBIT A


                             ALLOCATION CERTIFICATE


                  This  Allocation  Certificate is provided  pursuant to Section
3.5 of the Asset Purchase Agreement (the "Agreement"), dated March 20, 1995, by and between SIRCO INTERNATIONAL CORP., a New York corporation (the "Seller"), and BUENO OF CALIFORNIA, INC., a Delaware corporation (the "Buyer"). Buyer and Seller hereby agree that the aggregate purchase price for the Property (as defined in the Agreement) shall be allocated, subject to adjustment, as follows:

                 Assets                                                            Amount
                 ------                                                         -------------
1. To the assets described in Section 1.1(a) of the                             $1,700,431.55
   Agreement

2. To the assets described in Section 1.1(b) of the                                 35,234.00
   Agreement

3. To the assets described in Section 1.1(c) of the                                 10,000.00
   Agreement

4. To the assets described in Section 1.1(d) of the                                 10,000.00
   Agreement

5. All other assets including, without limitation,                                  30,000.00
   goodwill
                                                                                -------------
                           Total                                                $1,785,665.55



                  Executed this 20th day of March, 1995



SIRCO INTERNATIONAL CORP.                   BUENO OF CALIFORNIA, INC.



By:_____________________                     By:______________________
   Name:                                        Name:
   Title:                                       Title:

                                                                       EXHIBIT B


                         GENERAL CONVEYANCE, ASSIGNMENT
                                AND BILL OF SALE


                  KNOWN ALL MEN BY THESE PRESENTS, that SIRCO INTERNATIONAL CORP., a New York corporation ("Grantor"), for good and valuable consideration received to its satisfaction from BUENO OF CALIFORNIA, INC., a Delaware corporation ("Grantee"), pursuant to the Asset Purchase Agreement, dated March 20, 1995 (the "Agreement"), by and between Grantor and Grantee, does hereby convey, sell, transfer, assign and deliver to Grantee, its successors and assigns, all right, title and interest of Grantor at the Closing (as defined in the Agreement) in and to the Property (all capitalized terms used herein and not defined herein shall have the meanings given them in the Agreement) including, without limitation, the Property set forth below:

                  1. The Personal Property listed on Schedule 1.1(a) to the Agreement;

                  2. The Inventory;

                  3. The Proprietary Rights listed on Schedule 1.1(c) to the Agreement;

                  4. The Contracts listed on Schedule 1.1(d) to the Agreement;

                  5. All deposits, prepaid expenses and other miscellaneous assets of the Division listed on Schedule 1.1(e) to the Agreement;

                  6. All books of account, customer lists, files, papers and records used currently in conducting the Business; and

                  7. All goodwill relating to the Division.

                  Notwithstanding the foregoing, there shall be excluded from the assets, properties, rights, (contractual and otherwise) and business of Seller to be conveyed, sold, transferred, assigned and delivered to Buyer under the Agreement (i) cash and cash equivalents and investment securities, (ii) all accounts receivable relating to or arising out of the operation of the Division prior to the date hereof, (iii) notes receivable from Seller and third parties to the Division, (iv) tax refunds paid to Seller, whether or not such tax refunds relate to the Division, (v) all corporate minute books, stock records, tax returns and supporting schedules, books of original financial entry, and internal accounting documents and records (all of which shall be subject to Buyer's right to inspect and copy at Buyer's expense for any reasonable purpose during normal business hours) and (vi) all causes of action, judgments, claims or demands of whatever kind or description relating to the Division which Seller has or may have against any other person or entity.
                  TO HAVE AND TO HOLD the same, unto Grantee, its successors and assigns forever.
                  This General Conveyance, Assignment and Bill of Sale is being delivered subject and pursuant to the terms and conditions of the Agreement; however, the rights and obligations of Grantor and Grantee set forth in the representations, warranties, covenants, agreements and other terms and provisions of the Agreement shall be neither limited, altered or impaired nor enhanced or enlarged hereby or by performance hereunder.
                  This General Conveyance, Assignment and Bill of Sale shall be subject to and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

                  IN  WITNESS   WHEREOF,   Grantor  has  caused   this   General
Conveyance, Assignment and Bill of Sale to be executed on its behalf this 20th day of March, 1995.
                                                     SIRCO INTERNATIONAL CORP.


                                                    By:_________________________
                                                       Name:
                                                       Title:

                                                                       EXHIBIT C

                              ASSUMPTION AGREEMENT


                  This ASSUMPTION AGREEMENT, dated as of the 20th day of March, 1995, is by and between BUENO OF CALIFORNIA, INC., a Delaware corporation (the "Buyer"), and SIRCO INTERNATIONAL CORP., a New York corporation (the "Seller").

                              W I T N E S S E T H:

                  WHEREAS, Buyer and Seller are parties to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Agreement"), providing, among other things, for the assumption by Buyer of certain of Seller's liabilities and obligations (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement); and

                  WHEREAS,   the  parties  hereto  desire  to  provide  for  the
assumption of such liabilities and obligations in accordance with the terms of the Agreement.

                  NOW, THEREFORE, in consideration of the foregoing premises and satisfaction of their respective obligations under the Agreement, the parties hereto hereby agree as follows:

                  (a) Assumption. Buyer hereby assumes and undertakes to pay, discharge and perform in full when due the liabilities and obligations (i) arising under the Contracts to the extent such liabilities and obligations are required to be performed after the Closing, (ii) related to severance, pension or welfare benefits including, without limitation, accrued payroll, accrued sick days and accrued vacation days, for Employees to which Buyer shall extend employment in accordance with Section 5.7 of the Agreement, (iii) related to goods purchased by the Division prior to the Closing but not yet delivered to the warehouse and (iv) related to Inventory returned to Seller after the Closing by customers of the Division in accordance with Section 1.1(b) of the Agreement. Nothing herein shall serve to limit Buyer's obligations under Section 2.1 of the Agreement.
                  (b) Governing Law. This Assumption Agreement shall be subject to, and construed and enforced in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof.

                  (c) Governing Documents. The rights and obligations of the parties are set forth in the representations, warranties, covenants, agreements and other terms and provisions of the Agreement. Such rights and obligations shall be neither limited, altered or impaired nor enhanced or enlarged hereby or by performance hereunder.

                  IN  WITNESS  WHEREOF,   Seller  and  Buyer  have  caused  this
Assumption Agreement to be executed as of the day and year first above written.


                                                     BUENO OF CALIFORNIA, INC.


                                                     By:_______________________
                                                        Name:
                                                        Title:

                                                     SIRCO INTERNATIONAL CORP.


                                                     By:_______________________
                                                        Name:
                                                        Title:

                                                                       EXHIBIT D
                               YASHIRO CO., INC.
                              1-18-5 Tatsumi-Naka
                              Ikuno-Ku, Osaka 544
                                     Japan

                                                                  March 20, 1995

Sirco International Corp.
24 Richmond Hill Avenue
Stamford, Connecticut  06901
Attention:  Mr. Joel Dupre

Dear Sirs:

                  This letter agreement (the "Agreement") shall serve to memorialize our mutual understanding with respect to the provision by Yashiro Co., Inc., a Japanese corporation ("Yashiro"), directly or indirectly to Sirco International Corp., a New York corporation (the "Corporation"), of unsecured trade letters of credit in accordance with the terms and provisions set forth herein.

                  1. The Facility. At the Corporation's request in accordance with Section 2 hereof, Yashiro shall issue, or cause to be issued, from time to time from the date hereof through and including the second anniversary of such date (the "Term"), on behalf of the Corporation, one or more letters of credit in an aggregate amount not to exceed 35% of the book value of all inventory owned by the Corporation (calculated in accordance with generally accepted accounting principles ("GAAP")) at the time the Corporation requests a letter of credit to be issued pursuant hereto by Yashiro; provided, however, that at no time during the Term shall Yashiro be obligated to issue, or cause to be issued, to or on behalf of the Corporation one or more letters of credit in an aggregate amount greater than US$1,200,000.

                  2. Issuance of Letters of Credit.

                  (a) The Corporation may request Yashiro to issue, or cause to be issued, a letter of credit by delivering to Yashiro, thirty (30) days prior to the issuance of any letter of credit, at its address set forth above a written request containing (i) the amount of the letter of credit requested,
(ii) a copy of the related agreement or purchase order to which such letter of credit request relates, (iii) information regarding the manufacturer party to such agreement and (iv) such other certificates, documents and other papers and information as Yashiro may reasonably request. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro's prior written consent, with respect to the manufacturer party to the agreement to which a letter of credit request relates (other than manufacturers referred to in Section 2(c) below), which consent may be withheld by Yashiro in its sole discretion, shall be a condition precedent to any borrowing hereunder.

                  (b) Subject to the terms and conditions of this Agreement, each letter of credit shall, among other things, (i) provide for the payment of sight drafts when presented for honor thereunder in accordance with the terms thereof and when accompanied by the documents described therein and (ii) have an expiration date not earlier than three (3) months after such letter of credit's date of issuance but in no event later than the last day of the Term. Each letter of credit shall be subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500, and any amendments or revision thereof and, to the extent not inconsistent therewith, the laws of the State of New York.

                  (c) Schedule A sets forth the manufacturing parties which do not require the consent of Yashiro with respect to a borrowing hereunder.

                  3. Repayment. The Corporation hereby agrees to repay Yashiro with respect to any letter of credit issued or caused to be issued by Yashiro hereunder on behalf of the Corporation no later than one hundred (100) days after the date of shipment to which such letter of credit relates (the "Repayment Date").

                  4. Fees. In consideration of Yashiro's provision,  directly or indirectly, on behalf of the Corporation, of the letter(s) of credit contemplated hereby, the Corporation hereby agrees to pay Yashiro in accordance with Section 5 hereof, each and every time a letter of credit is issued or caused to be issued by Yashiro on behalf of the Corporation, the following fees:

                  (a) A fee equal to three (3%) percent of the face amount of such letter of credit (the "Origination Fee"); and

                  (b) A fee equal to (i)the product of (x) the aggregate amount drawn under such letter of credit multiplied by (y) the sum of (A) the base rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as its base rate plus (B) two (2%) percent multiplied by (z) the number of days during the period commencing on the date such letter of credit is presented for payment and ending on the date the amount drawn under such letter of credit is repaid in full, divided by (ii) 365 (the "Financing Fee").

                  5. Payments. All Origination Fees or Financing Fees payable to Yashiro in accordance with this Agreement shall be paid by the Corporation by forwarding to Yashiro at the address set forth above a check dated thirty (30) days prior to the Repayment Date that is drawn on the Corporation's bank account at Daiwa Bank, New York Branch (the "Bank"), the maintenance of which shall be a condition precedent to each and every borrowing hereunder. Such check shall also be delivered to Yashiro thirty (30) days prior to the Repayment Date by DHL Worldwide Express or another internationally recognized overnight delivery courier service.

                  6. Early Termination. This Agreement may be terminated by Yashiro at any time upon ten (10) days' prior written notice if the Corporation
(i) fails to repay Yashiro for any borrowings under a letter of credit in accordance with the terms of Section 3 hereof, (ii) fails to pay any Origination Fee or Financing Fee in accordance with Section 5 hereof, (iii) fails to cause any check forwarded to Yashiro in accordance with Section 5 hereof to be received thereby within fifteen (15) days of the Repayment Date, (iv) fails to maintain with the Bank funds sufficient to make payment for any check forwarded to Yashiro in accordance with Section 5 hereof and such insufficiency is not cured within three (3) days or (v) at any time during the Term, has accumulated operating losses (calculated in accordance with GAAP) in excess of $1,500,000, commencing with the fiscal quarter following the closing of the transactions contemplated by that certain Asset Purchase Agreement, dated March 20, 1995, by and between the Corporation and Bueno of California, Inc.

                  7. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and no amendment or modification hereof shall be valid or binding unless made in writing and signed by the party or parties against whom enforcement thereof is sought.

                  8. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by a nationally-recognized express courier, postage and fees prepaid, to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 8. The date of the giving of any notice sent by a nationally-recognized express courier shall be the date which is three days after the date of the posting of the notice.

                  9. Assignment. This Agreement may not be assigned by Yashiro without the prior written consent of the Corporation; provided, however, that Yashiro may assign this Agreement to any affiliate thereof without any consent.

                  10.   Governing  Law.  This   Agreement   shall  be  governed,
interpreted and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

                  11.   Counterparts.   This   Agreement   may  be  executed  in
counterparts, each of which shall be deemed an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  If the foregoing reflects our mutual understanding, kindly execute two (2) copies of this Agreement in the space provided below and return one (1) copy to each of the undersigned.


                                                     Very truly yours,

                                                     YASHIRO CO., INC.


                                                     By:________________________
                                                          Name:
                                                          Title:

Accepted and Agreed to
this 20th day of March, 1995


SIRCO INTERNATIONAL CORP.


By:___________________________
   Name:
   Title:

                                   Schedule A


HING-WAH LEATHER PRODUCTS
BEST MOUNT DEVELOPMENT LTD.
CABOT FASHION BAGS
EVER-EXPAND
FINE & FAST CO. LTD.
CONSTELLATION ENTERPRISE CO. LTD.
CONG CHYUAN INDUSTRIAL CO. LTD.

                                                                       EXHIBIT F









________________________________________________________________________________


                                SUBLEASE BETWEEN

                     SIRCO INTERNATIONAL CORP., SUBLANDLORD

                                      AND

                      BUENO OF CALIFORNIA, INC., SUBTENANT

________________________________________________________________________________

         SUBLEASE made as of the 20th day of March, 1995, by and between SIRCO INTERNATIONAL CORP., a New York corporation, having an office at 24 Richmond Hill Avenue, Stamford, Connecticut 06901-3601 (hereinafter called "Sublandlord"), and BUENO OF CALIFORNIA, INC., a Delaware corporation, having an office at 16000 Heron Street, La Mirada, California 90638-5513 (hereinafter called "Subtenant").



                              W I T N E S S E T H:

         WHEREAS:

                  A. By Agreement of lease dated February 14, 1990, ORO-MAY-BROWARD INVESTMENT COMPANY (hereinafter called "Overlandlord") leased to Sublandlord certain space (hereinafter called the "Leased Space") in the building known as 16000 Heron Street, La Mirada, California (hereinafter called the "Building") in accordance with the terms of the Overlease. A copy of the Over-lease has been previously delivered by Sublandlord to Subtenant.

                  B.   Sublandlord   and   Subtenant   desire  to  consummate  a
sub-leasing of a portion of the Leased Space on terms and conditions contained in this agreement (hereinafter called the "Sublease").

         NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, it is hereby agreed as follows:

         1.

         1.1. Sublandlord hereby leases to Subtenant and Subtenant hereby hires from Sublandlord the portion of first floor of the Building (comprising a portion of the Leased Space) shown hatched on Exhibit A annexed hereto and made a part hereof (hereinafter called the "Premises") for a term (hereinafter called the "Sub- lease Term") to commence on the date hereof (hereinafter called the "Sublease Commencement Date") and to end on the day preceding the expiration or sooner termination of the Overlease (herein- after called the "Sublease Expiration Date"), at an annual fixed rent (hereinafter called "fixed annual rent") of (i) $120,000, in equal monthly installments of $10,000, from the Sublease Com- mencement Date through the day preceding the fourth (4th) anniversary of the Sublease Commencement Date, and (ii) $203,880, in equal monthly installments of $16,990, from the fourth (4th) anniversary of the Sublease Commencement Date through the Sub- lease Expiration Date, together with Subtenant's proportionate share of increases in accordance with Addendum Article 1 of the Overlease, Subtenant to reimburse Sublandlord, upon demand, for 33.05% of any increase in monthly net rental paid or due and owing under the Overlease in accordance with such Addendum Article 1, to be paid by Subtenant to Sub-land-lord at Sublandlord's office (or such other location as Sub-landlord shall designate) by check drawn on a bank which is a member of the New York Clearing House Association in equal month-ly installments in advance, on the first day of each month during the Sublease Term without any set-off, off-set, abatement or reduction whatsoever.

         2.

         2.1. Subtenant shall not (a) assign this Sublease, nor (b) permit this Sublease to be assigned by operation of law or other- wise, nor (c) underlet all or any part of the Premises nor (d) permit the Premises or any desk space therein to be occupied by any person(s) other than employees, officers and directors of Subtenant, without first obtaining:

                  (i) Overlandlord's consent and all other required consents to such assignment or subletting as set forth in and pursuant to the Overlease, and

                  (ii)  Sublandlord's consent.

         3.

         3.1. Except as herein otherwise expressly provided and except for the obligation to pay rent and additional rent under the Overlease, all of the terms, covenants, conditions and provisions in the Overlease are hereby incorporated in, and made a part of this Sublease, and such rights and obligations as are contained in the Overlease are hereby imposed upon the respective parties hereto; the Sublandlord herein being substituted for the Landlord in the Overlease and the Subtenant herein being substi- tuted for the Tenant named in the Overlease; provided, however, that Sub-landlord herein shall not be liable for any defaults by Overland-lord and, if Overlandlord is not the fee owner, the owner in fee of the land and Building of which the Premises are a part. If the Overlease shall be terminated for any reason during the term hereof, then and in that event this Sublease shall there-upon automatically terminate and Sublandlord shall have no liabil-ity to Subtenant by reason thereof, except if caused solely by a default or wilful act of Sublandlord. Upon the termination of this Sublease, whether by for-feiture, lapse of time or otherwise, or upon the termination of Subtenant's right to possession, Sub-tenant will at once surrender and deliver up the Premises in its present condition, reasonable wear and tear excepted.

         3.2. For the purposes of this Sublease, Sections 2, 3.1, 4, 6.3(a), 12, 15, 39 and Addendum Articles 3 and 4 of the Over-lease shall not be deemed incorporated in or made a part hereof.

         4.

         4.1. Subtenant has examined the Premises, is aware of the physical condition thereof, and agrees to take the same "as is," with the understanding that there shall be no obligation on the part of Sublandlord to incur any expense whatsoever in connection with the preparation of the Premises for Subtenant's occupancy thereof.



         5.

         5.1. Subtenant agrees that the Premises shall be occupied only as executive, administrative and general offices, warehouse and shipping facility for Subtenant's business.

         6.

         6.1. This Sublease is conditioned upon the consent thereto by Overlandlord which consent shall be evidenced by Over- landlord's signature appended hereto or a separate consent in the form utilized by Overlandlord for such purposes.

         6.2. Sublandlord makes no representation with respect to obtaining Overlandlord's approval of this Sublease and, in the event that Overlandlord notifies Sublandlord that Overlandlord will not give such approval Sublandlord will so notify Subtenant and, upon receipt of such notification by Sublandlord of the disapproval by Overlandlord, this Sublease shall be deemed to be null and void and without force or effect, and Sublandlord and Subtenant shall have no further obligations or liabilities to the other with respect to this Sublease.

         6.3. Except as otherwise specifically provided herein, wherever in this Sublease Subtenant is required to obtain Sub- landlord's consent or approval, Subtenant understands that Sub- landlord may be required to first obtain the consent or approval of Overlandlord. If Overlandlord should refuse such consent or approvals Sublandlord shall be released of any obligation to grant its consent or approval whether or not Overlandlord's refusals in Subtenant's opinion, is arbitrary or unreasonable.

         7.

         7.1. Subtenant acknowledges that the services to be rendered to the Premises are to be rendered by Overlandlord. Anything in this Sublease to the contrary notwithstanding, if there exists a breach by Sublandlord of any of its obligations under this Sub-lease and, concurrently, a corresponding breach by Overlandlord under the Overlease of its obligations under the Overlease exists, then and in such event, Subtenant's sole remedy against Sublandlord in the event of any breach of obligations under this Sublease shall be the right to pursue a claim in the name of Sublandlord against Over-land-lord, and Sublandlord agrees that it will, at Subtenant's expense, cooperate with Subtenant in the pursuit of such claim.

         7.2. Anything contained in any provisions of this Sublease to the contrary notwithstanding, Subtenant agrees, with respect to the Premises, to comply with and remedy any default claimed by Over-landlord and caused by Subtenant, within the period allowed to Sublandlord as tenant under the Overlease, even if such time period is shorter than the period otherwise allowed in the Over- lease, due to the fact that notice of default from Sublandlord to Subtenant is given after the corresponding notice of default from Overlandlord. Sublandlord agrees to forward to Subtenant, upon receipt thereof by Sublandlord, a copy of each notice of default received by Subland-lord in its capacity as tenant under the Over- lease. Subtenant agrees to forward to Sublandlord, upon receipt thereof, copies of any notices received by Subtenant with respect to the Premises from Overlandlord or from any governmental authorities.

         8.

         8.1. Sublandlord represents (a) that it is the holder of the interest of the tenant under the Overlease, (b) that the over-lease is in full force and effect.

         9.

         9.1. This Sublease is subject to, and Subtenant accepts this Sublease subject to, any amendments and supplements to the Over-lease hereafter made between Overlandlord and Sublandlord, provided that any such amendment or supplement to the overlease will not prevent or adversely affect the use by Subtenant of the Premises in accordance with the terms of this Sublease, increase the obliga-tions of Subtenant or decrease its rights under the Sub-lease or in any other way materially adversely affect Subtenant.

         9.2. This Sublease is subject and subordinate to the Over- lease and to all ground or underlying leases and to all mortgages which may now or hereafter affect such leases or the real pro- perty of which the Premises are a part and all renewals, modifi- ca-tions, replacements and extensions of any of the foregoing. This Section 9.2 shall be self-operative and no further instru- ment of subordina-tion shall be required. To confirm such sub- ordination, Subtenant shall execute promptly any certificate that Sublandlord may request.

         10.

         10.1. Subtenant and Sublandlord each covenants, represents and warrants that Sub-tenant and Sublandlord, respectively, has had no dealings or communications with any broker or agent in connection with the consummation of this Sublease and Subtenant and Sublandlord each covenants and agrees to pay, hold harmless and indem-nify the other from and against any and all cost, expense (in-cluding reasonable attorneys' fees) or liability for any com-pen-sation, commissions or charges claimed by any broker or agent other than such brokers with respect to this Sublease or the negotiation thereof.

         11.

         11.1.  Subtenant stipulates that it is familiar with the pro-visions of
Article 10 of the Overlease. In the event of any pay-ment of additional rent by Sublandlord to Overlandlord during the term of this Sublease which increase is attributable to the provisions of Article 10 of the Overlease (such addi-tional rent payable by Sublandlord pursuant to Article 10 of the Overlease being hereinafter called "Article 10 Rent") then Subtenant shall pay as additional rent pursuant to this Sublease an amount equal to 33.05% of Article 10 Rent. For purposes of this Section 11.1, the Premises shall be deemed to contain 38,190 rentable square feet and the Leased Space shall be deemed to contain 115,560 square feet. At such time as the Article 10 Rent payable by Sublandlord is adjusted by reason of any change in the rentable area of the Leased Space, the percentage thereof payable by Subtenant to Sublandlord shall be similarly adjusted. At any time after payment by Sublandlord to Overlandlord of any
Article 10 Rent, Sublandlord may deliver to Subtenant a statement with respect to the payment of the Article 10 Rent and, within ten days after delivery of such statement, Subtenant shall pay to Subland-lord additional rent determined as aforesaid in this Section 11.1. Additional rent payable pursuant to this
Section 11.1 shall be based solely upon actual payments made by Sub-land- lord pursuant to the provisions of Article 10 of the Overlease. Sub-tenant shall not have the right to question the propriety of or the basis for any such payment and Sublandlord shall be under no obligation to contest any such payment. Sublandlord shall, however, at the written request of Subtenant, furnish to Sub-tenant evidence of such payment.

         12.

         12.1. Any notice, demand or communication which, under the terms of this Sublease or under any statute or municipal regula- tion must or may be given or made by the parties hereto, shall be in writing and given or made by mailing the same by registered or certified mail, return receipt requested, addressed to the party for whom intended at its address as aforesaid, except that after the Sublease Commencement Date, Subtenant's address shall be deemed to be the Building unless Subtenant shall give notice to the contrary. Either party, however, may designate such new or other address to which such notices, demands or communications thereafter shall be given, made or mailed by notice given in the manner pre-scribed herein. Any such notice, demand or communica-tion shall be deemed given or served, as the case may be, on the date of the posting thereof.

         13.

         13.1. Subtenant shall, promptly upon demand by Sublandlord, reimburse Sublandlord for 33.05% of payments made by or due and owing from Sublandlord for electricity, water, gas, heat and other utilities furnished to the Premises; provided, however, that Sublandlord shall cause to be supplied cleaning services to the office space portion of the Premises (as opposed to the ware- house or shipping facilities), in accordance with the provisions of the Overlease, without charge to Subtenant.

         14.

         14.1. Subtenant may make no changes, alterations, additions, improvements or decorations in, to or about the Premises without Sublandlord's prior written consent in each instance where Overlandlord's consent under the Overlease is required.

         15.

         15.1.  Intentionally Deleted.

         16.

         16.1. So long as Subtenant pays all of the rent and addition-al rent due under this Sublease and performs all of Subtenant's other obligations hereunder, Subtenant shall peacefully and quiet-ly have, hold and enjoy the Premises subject, however, to the terms, provisions and obligations of this Sublease and the Overlease.

         17.

         17.1. This Sublease may not be changed orally, but only by an agreement in writing signed by the party against whom enforce- ment of any waiver, change, modification or discharge is sought.

         17.2. This Sublease shall not be binding upon Sublandlord un-less and until it is signed by Sublandlord and delivered to Sub-tenant. This Section 17.2 shall not be deemed to modify the pro-visions of Article 6 hereof.

         17.3. This Sublease constitutes the entire agreement between the parties and all representations and understandings have been merged herein.

         17.4. This Sublease shall inure to the benefit of all of the parties hereto, their successors and (subject to the provisions hereof) their assigns.

         17.5. This Sublease may be executed in one or more counter- parts, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.



ATTEST:                               SIRCO INTERNATIONAL CORP.,
                                                                     Sublandlord

________________________________      __________________________________________
                                      By:
                                      Its:



ATTEST:                                BUENO OF CALIFORNIA, INC.,
                                                                       Subtenant

________________________________      __________________________________________
                                      By:
                                      Its:

                                   EXHIBIT A



                          Description of the Premises












                            [Graphic of Land Survey]

                                   EXHIBIT G


March 20, 1995






Sirco International Corp.
24 Richmond Hill Avenue
Stamford, Connecticut  06901-36001

                 Re:       4-16 West 33rd Street
                           New York, New York
                           Room 605

Gentlemen:

        Reference is made to the Agreement of Lease made November 13, 1987, between West Thirty Third Joint Venture ("Landlord") and you, as "Tenant," as amended October 26, 1988, relating to the above-captioned premises (collectively, the "Lease"). This letter shall serve as our agreement as to the following:

        1. This agreement shall be in effect from the date hereof to and including June 30, 1995.

        2. The space demised pursuant to the Lease is described on Exhibit A attached hereto and made a part hereof. You shall have the sole and exclusive use of the offices marked Nos. 3, 4, 7, 8 and 9 on said Exhibit A. The undersigned, Bueno of California, Inc., shall have the exclusive use of the offices marked as Nos. 1, 2, 6 and 10 on Exhibit A, and the remainder of the space shall be utilized by both of us, on a joint basis as supplemental facilities, in connection with our use of the specified portions of the premises.

        3. As full payment for our use of the above-referenced portion of the space, we shall pay you $9,993.00 per month with partial months prorated.

        4.       We will make our payments on the first day of each month.

        5. Each of us agrees to be bound by and to perform all of the other obligations of the Tenant under the Lease and not to cause any default under the terms thereof.

        6. Each of us agree that no broker was instrumental in bringing about this transaction.

        7. This agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

        8. This agreement shall inure to the benefit of all of the parties hereto, their successors and (subject to the provisions hereof) their assigns.

        9. This agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

                                           Very truly yours,

                                           BUENO OF CALIFORNIA, INC.



                                           By:___________________________


ACCEPTED AND AGREED:

SIRCO INTERNATIONAL CORP.


By:________________________

                                                                       EXHIBIT H

                         EXCLUSIVE PURCHASING AGREEMENT


        EXCLUSIVE PURCHASING AGREEMENT made this ____ day of March 1995, by and between SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation"), and YASHIRO CO., INC., a Japanese corporation, with its principal place of business located at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro Co.," together with any designees thereof, the "Purchaser").
                 WHEREAS, Yashiro Co. and Yashiro Company, Ltd., a Japanese corporation ("Yashiro Limited," together with Yashiro Co., the "Yashiro Entities") have agreed to cause the sale and transfer of 681,000 shares of the Corporation's common stock, par value $.10 per share (the "Shares"), in accordance with that certain Stock Purchase Agreement, dated as of March __, 1995, by and among the Yashiro Entities and Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng (collectively, the "Stock Purchasers") and Yashiro Co., as Agent (the "Stock Purchase Agreement"); and
                 WHEREAS, Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co. ("Bueno"), has agreed to purchase the Handbag Division of the Corporation pursuant to that certain Asset Purchase Agreement, dated March __, 1995, by and between the Corporation and Bueno (the "Asset Purchase Agreement"); and
                 WHEREAS, in partial consideration of the Shares, Dupre is executing and delivering to Yashiro Co., on its own behalf and as agent for Yashiro Limited, a promissory note in the principal amount of $532,250 (the "Promissory Note");
                 NOW, THEREFORE, in consideration of the foregoing agreements and the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Appointment. The Corporation hereby grants Purchaser the exclusive right to purchase in Japan during the term of this Agreement, at prices to be mutually agreed upon, any goods manufactured, or purchased from unaffiliated vendors (the "Vendors"), by the Corporation; provided, however, that in the event Purchaser purchases goods directly from the Vendors, Purchaser shall pay the Corporation the Commissions (as hereinafter defined) in accordance with Section 4 hereof.
                  2. Prohibition With Respect to Competing Sales. For the term of this Agreement, the Corporation shall not, directly or indirectly, sell in Japan any goods manufactured, or purchased from Vendors, by the Corporation.
                 3. Term and Termination. This Agreement shall commence as of the date first above written and shall continue until the date upon which (a) all amounts payable under the Promissory Note and (b) all obligations of the Corporation or the Stock Purchasers, as the case may be, under (i) the Stock Purchase Agreement, (ii) the Asset Purchase Agreement and (iii) any agreements that are exhibits to either the Stock Purchase Agreement or Asset Purchase Agreement are either satisfied or paid in full by the Stock Purchasers or the Corporation, as the case may be.
                 4. Commissions. With respect to any goods purchased by Purchaser in accordance with the terms of this Agreement, Purchaser shall pay the Corporation a commission equal to five (5%) percent of the purchase price paid by the Corporation for goods purchased thereby from the Vendors (the "Commissions"). All Commissions shall be payable, effective sixty (60) days following Purchaser's purchase of goods, through (i) reduction of the Corporation's outstanding aggregate indebtedness including interest to the Yashiro Entities which at the date hereof is $2,238,506.01, and (ii) offset against any payments payable to Purchaser under that certain Non-Competition Agreement, dated even date herewith, by and between the Corporation and Purchaser. Thereafter, all payments of Commissions shall be made sixty (60) days following Purchaser's purchase of goods, by wire transfer of immediately available funds in accordance with the Corporation's written instructions.
                 5. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and no amendment or modification hereof shall be valid or binding unless made in writing and signed by the party against whom enforcement thereof is sought.
                 6. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by express courier or certified mail, return receipt requested, postage and fees prepaid to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 5. The date of the giving of any notice sent by mail shall be the date of the posting of the notice.
                  7. Assignment. This Agreement may not be assigned by Yashiro without the prior written consent of the Corporation; provided, however, that Yashiro may assign this Agreement to any affiliate thereof without any consent.
                  8. Governing Law. This Agreement shall be governed, interpreted and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law principles thereof.
                  9. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original instrument, but all of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.


                                                       YASHIRO CO., INC.



                                                       By:______________________
                                                          Name:
                                                          Title:



                                                       SIRCO INTERNATIONAL CORP.



                                                       By:______________________
                                                          Name:
                                                          Title:

                                                                       EXHIBIT I

                                    GUARANTY


                 In consideration of and to induce the sale to the undersigned by each of Yashiro Company, Ltd. ("Yashiro") and Yashiro Co., Inc. ("Yashiro Co."), each a Japanese corporation (together with Yutaka Yamaguchi and Takeshi Yamaguchi, the "Sellers") of 681,000 shares of common stock, par value $.10 per share, of Sirco International Corp., a New York corporation (the "Corporation"), and for other good and valuable consideration, the undersigned irrevocably and unconditionally guarantees to Sellers, payment when due, whether by acceleration or otherwise, of any and all Liabilities (as hereinafter defined) to Sellers, together with all interest thereon, if applicable, and all reasonable attorneys' fees, costs and expenses of collection incurred by Sellers in enforcing any of such Liabilities and/or this guaranty.
                 The term "Liabilities" shall mean each and all of the obligations of the Corporation as set forth on Exhibit A annexed hereto and made a part hereof.
                 This is an absolute, unconditional, present and continuing guaranty of performance and payment, and not of collection, and all Liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. Sellers shall not be required to exhaust their remedies against the Corporation prior to the exercise of their rights and remedies against the undersigned.
                 Sellers may at any time and from time to time without the consent of, or notice to, the undersigned, without incurring responsibility to the undersigned, without impairing or releasing the obligations of the undersigned hereunder, upon or without any terms or conditions and in whole or in part:
                 (i) change the manner, place or terms of payments, and/or change or extend the time of payment of, renew or alter any Liabilities or any liability incurred directly or indirectly in respect thereof, and the guaranty herein made shall apply to the Liabilities as so changed, extended, renewed or altered;
                 (ii) accept any checks, notes or other obligations secured or unsecured in any amount, purportedly in payment of the whole or any part of the Liabilities;
                 (iii) exercise or refrain from exercising any rights against the Corporation or others (including the undersigned) or otherwise act or refrain from acting upon any default of the Corporation; or
                 (iv) settle or compromise any Liability hereby guaranteed or any other liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof.
                 In the event that any of such Liabilities (including any installment payments) are payable and default occurs with respect to the payment thereof, or in the event of a breach of a covenant in any agreement governing such Liability which is not cured during any applicable grace period, then, at the option of Sellers, the specific Liability, including the full unpaid balance due thereof, whether or not then due, shall be immediately due and payable to Sellers on demand.
                 In the event of any proceeding between the parties in respect of any matter arising under this guaranty, the undersigned hereby consents that Sellers' records, and entries thereon, shall be admissible into evidence as proof of sale, delivery, acceptance, price and of all other transactions shown thereon, and of the amount of the liability of the undersigned.
                 The undersigned hereby waives notice of acceptance of this guaranty and notice of any Liability to which it may apply, including, but not limited to, the making of sales, the rendition of services and the extension of credit by Sellers to the Corporation, and further waives presentment, demand for payment, protest, notice of dishonor or nonpayment of any Liabilities, suit or taking of other action by Sellers, and any other notice to any party liable thereon (including the undersigned).
                 Upon the happening of the following events: the insolvency or suspension of business of the Corporation, or the making by the Corporation or the undersigned of an assignment for the benefit of creditors, or a trustee or receiver being appointed for the Corporation or the undersigned or for any property of either of them, or any proceeding being commenced against the Corporation or the undersigned under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute which shall not be dismissed within sixty days after its commencement, then, and in any such event and at any time thereafter, Sellers may, without notice to the Corporation or the undersigned, make all the Liabilities to Sellers, whether or not then due, immediately due and payable hereunder as to the undersigned, and Sellers shall be entitled to enforce the obligations of the undersigned hereunder.
                 No invalidity, irregularity or unenforceability of all or any part of the Liabilities hereby guaranteed or of any security therefor shall affect, impair or be a defense to this guaranty, this guaranty being a primary obligation of the undersigned; provided, however, that, notwithstanding anything set forth herein to the contrary, the undersigned may assert as a defense to this guaranty, any good faith defense that is applicable under any agreement governing the Liability under which gives rise to Sellers' enforcement of this guaranty. Should any one or more provisions of this guaranty be judicially determined to be unenforceable, all other provisions shall not be affected and shall remain in full force and effect.
                 No delay on the part of Sellers in exercising any of their options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of their rights hereunder, and no modification or amendment of this guaranty, shall be deemed to be made by Sellers unless the same shall be in writing, duly signed on behalf of Sellers, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Sellers or the Liabilities to Sellers in any other respect at any other time.
                 The rights of Sellers are cumulative and shall not be exhausted by Sellers' exercise of any of their rights hereunder or otherwise against the undersigned or by any number of successive actions until and unless all indebtedness hereby guaranteed has been paid and each of the obligations of the undersigned hereunder has been fully satisfied.
                 This guaranty and the rights and obligations of Sellers and of the Corporation shall be governed and construed in accordance with the laws of the State of New York, except that body of law relating to the choice of laws. This guaranty is binding upon the undersigned, his executors, administrator, successors and assigns, and shall inure to the benefit of Sellers, their successors and assigns.

Dated:  March __, 1995





- -------------------------------
         JOEL DUPRE

                                                                       EXHIBIT A

                 As  used  herein,  the  term   "Liabilities"   shall  mean  the
obligations of the Corporation under the following agreements:

                  1. The Letter of Credit  Agreement,  dated even date herewith, by and between the Corporation and Yashiro Co.

                  2. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yashiro Co.

                  3. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yashiro Limited.

                  4. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yutaka Yamaguchi.

                  5. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Takeshi Yamaguchi.

                  6. The Severance Agreement,  dated even date herewith,  by and between the Corporation and Takeshi Yamaguchi.

                                                                       EXHIBIT J

                                PLEDGE AGREEMENT


                 PLEDGE AGREEMENT, dated as of March 20, 1995, made by each of JOEL DUPRE ("Dupre"), Pacific Million Enterprise Ltd., Cheng-San Wang and Albert
H. Cheng (collectively, the "Pledgors") in favor of BUENO OF CALIFORNIA, INC., a Delaware corporation ("Bueno"), and YASHIRO CO., INC., a Japanese corporation ("Yashiro Co."), on its own behalf and as agent for YASHIRO COMPANY, LTD., a Japanese corporation ("Yashiro Limited," together with Yashiro Co., the "Yashiro Entities"). Bueno and Yashiro Co., as agent, are together hereinafter referred to as the "Pledgees".

                                  WITNESSETH:

                 WHEREAS, the Pledgors are parties to that certain Stock Purchase Agreement, dated as of March 20, 1995, by and among the Yashiro Entities and the Pledgors and Yashiro Co., as Agent (the "Stock Purchase Agreement"), pursuant to which the Pledgors shall purchase from the Yashiro Entities an aggregate of 681,000 shares (the "Pledged Shares") of common stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Corporation"), in partial consideration of which Dupre shall execute and deliver to Yashiro Co., as agent for the Yashiro Entities, a promissory note in the principal amount of $532,250 (the "Note"); and

                 WHEREAS,   Bueno  is  party  to  that  certain  Asset  Purchase
Agreement, dated March 20, 1995, by and between Bueno and the Corporation, pursuant to which Bueno shall purchase the Corporation's Handbag Division; and

                 WHEREAS, as a condition precedent to (i) the Yashiro Entities entering into the Stock Purchase Agreement and (ii) Bueno entering into the Asset Purchase Agreement, the Pledgors shall have made the pledge contemplated by this Agreement.

                 NOW, THEREFORE, in consideration of the premises and in order to induce the Yashiro Entities to enter into the Stock Purchase Agreement and Bueno to enter into the Asset Purchase Agreement, the Pledgors hereby agree as follows:

                 SECTION 1. Pledge. The Pledgors hereby pledge to the Pledgees, and grant to the Pledgees a security interest in, the following (the "Pledged Collateral"):

                 (a) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

                 (b) all proceeds of any and all of the Pledged Collateral (including, without limitation, proceeds that constitute property of the types described above).

                 SECTION 2. Security for Obligations. This Agreement secures the payment of all of the following obligations:

                 (a) All obligations of Dupre now or hereafter existing under the Note, whether for principal, interest, fees, expenses or otherwise;

                 (b) All obligations of the Pledgors now or hereafter existing under the Stock Purchase Agreement or any agreement that is an exhibit thereto;

                 (c) All obligations of the Corporation now or hereafter existing under the Asset Purchase Agreement including, without limitation, the obligations and covenants of the Corporation pursuant to each of Sections 5.1 and 5.2 thereof;

                 (d) All obligations of the Corporation now or hereafter existing under any agreement that is an exhibit to the Asset Purchase Agreement; and

                 (e) All obligations of the Pledgors now or hereafter existing under this Agreement.

All  obligations set forth in subsections  (a) through (e),  inclusive,  of this
Section 2 shall hereinafter be collectively referred to as the "Obligations." The Stock Purchase Agreement, the Asset Purchase Agreement and any agreement that is an exhibit to either of the foregoing agreements shall hereinafter be collectively referred to as the "Operative Agreements." Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts and the fulfillment of all obligations which constitute part of the Obligations and would be owed or required to be performed by (i) Dupre to the Yashiro Entities under the Note or (ii) by the Pledgors or the Corporation, as the case may be, under the Operative Agreements but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any of the Pledgors or the Corporation; provided, however, that this Agreement shall nevertheless remain enforceable notwithstanding any such proceeding.

                 SECTION 3. Delivery of Pledged Collateral. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Pledgees pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Pledgees. The Pledgees shall have the right, at any time in their discretion and without notice to the Pledgors, to transfer to or to register in the name of the Pledgees or any of their nominees any or all of the Pledged Collateral, subject only to the revocable rights specified in Section 6(a) hereof. In addition, the Pledgees shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

                 SECTION  4.   Representations  and  Warranties.   The  Pledgors
represent and warrant to each of the Pledgees as follows:

                 (a) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable.

                 (b) The Pledgors are the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

                 (c) The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Pledged Collateral, securing the payment of the Obligations.

                 (d) No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgors of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgors, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest) or (iii) for the exercise by the Pledgees of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Pledged Collateral by laws affecting the offering and sale of securities generally).

                 (e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

                 SECTION 5. Further Assurances. The Pledgors agree that any time and from time to time, at their own expense, the Pledgors will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgees may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgees to exercise and enforce their rights and remedies hereunder with respect to any Pledged Collateral.

                 SECTION 6. Voting Rights; Dividends; Etc. (a) So long as no Event of Default shall have occurred and be continuing;

                 (i) The Pledgors shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement; provided, however, that the Pledgors shall not exercise or refrain from exercising any such right if, in the Pledgees' sole judgment, such action would have a material adverse effect on the value of the Pledged Collateral or any part thereof.

                 (ii) The Pledgors shall be entitled to receive and retain any and all dividends paid in respect of the Pledged Collateral; provided, however, that any and all

                     (A) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, Pledged Collateral,

                     (B) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

                     (C) cash paid, payable or otherwise  distributed in respect of principal of, or in redemption of, or in exchange for, any Pledged Collateral, shall be, and shall be forthwith delivered to the Pledgees to hold as, Pledged Collateral and shall, if received by the Pledgors, be received in trust for the benefit of the Pledgees, be segregated from the other property or funds of the Pledgors, and be forthwith delivered to the Pledgees as Pledged Collateral in the same form as so received (with any necessary indorsement or assignment).

                 (iii) The Pledgees shall execute and deliver (or cause to be executed and delivered) to the Pledgors all such proxies and other instruments as the Pledgors may reasonably request for the purpose of enabling the Pledgors to exercise the voting and other rights which they are entitled to exercise pursuant to paragraph (i) of this Section 6(a) and to receive the dividends which they are authorized to receive and retain pursuant to paragraph (ii) of this Section 6(a).

                 (b) Upon the occurrence and during the continuance of an Event of Default:

                 (i) All rights of the Pledgors to exercise or refrain from exercising the voting and other consensual rights which they would otherwise be entitled to exercise pursuant to Section 6(a)(i) and to receive the dividends which they would otherwise be authorized to receive and retain pursuant to Section 6(a)(ii) shall cease, and all such rights shall thereupon become vested in the Pledgees who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends.

                 (ii) All dividends which are received by the Pledgors contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Pledgees, shall be segregated from other funds of the Pledgors and shall be forthwith paid over to the Pledgees as Pledged collateral in the same form as so received (with any necessary indorsement).

                 (c) As used in this Agreement, "Event of Default" shall mean any of the following:

                 (i) the failure by Dupre to pay any principal of, interest accrued on, or any other payment required under, the Note when the same becomes due and payable after giving effect to any applicable grace periods; or

                 (ii) the failure by the Pledgors to fulfill any of their obligations under the Stock Purchase Agreement or any agreement that is an exhibit thereto within ten (10) days after written notice by Pledgee of such failure; or

                 (iii) the failure by the Corporation to fulfill any of its obligations under the Asset Purchase Agreement including, without limitation, its obligations pursuant to each of Sections 5.1 or 5.2 thereof within ten (10) days after written notice by Pledgee of such failure; or

                 (iv) the failure by the Corporation to fulfill any of its obligations under any agreement that is an exhibit to the Asset Purchase Agreement within ten (10) days after written notice by Pledgee of such failure.

                 SECTION 7. Transfers and Other Liens. The Pledgors agree that:

                 (a) They will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for (i) the security interest under this Agreement and (ii) the granting of an option or proxy with respect to, or sale of, the Pledged Collateral to Dupre. Notwithstanding the preceding sentence, any transfer of the Pledged Collateral to Dupre from any other Pledgor pursuant to an option granted to Dupre shall be subject to such documentation as Pledgees may reasonably request to assure compliance with applicable securities laws and to confirm their continuing security interest in the Pledged Collateral to be so transferred, all in accordance with Section 5 hereof.

                 (b) Notwithstanding anything contained herein to the contrary, during the term of this Agreement, Dupre may sell a maximum of 70,000 shares of Common Stock. In connection with any such sale, upon 10 days written notice to Yashiro, Pledgees will cooperate with Dupre in making available in The City of New York certificates representing any Pledged Shares to be sold by Dupre so that, among other things, upon consummation of any sale following such 10 day notice period, Dupre can make available to his purchaser certificates for the Pledged Shares being sold within the time period and in the manner required by applicable law.

                 SECTION 8. Pledgees Appointed Attorney-in-Fact. The Pledgors hereby appoint each of Yashiro Co. and Bueno, the Pledgors' attorney-in-fact, each with full authority in the place and stead of the Pledgors and in the name of the Pledgors or otherwise, from time to time in their discretion to take any action and to execute any instrument which the Pledgees may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgors under Section 6) including, without limitation, to receive, indorse and collect all instruments made payable to the Pledgors representing any dividend or any part thereof and to give full discharge for the same.

                 SECTION 9. Pledgees May Perform. If the Pledgors fail to perform any agreement contained herein, the Pledgees may themselves perform, or cause performance of, such agreement, and the expenses of the Pledgees incurred in connection therewith shall be payable by the Pledgors under Section 12 hereof.

                 SECTION 10. The Pledgees' Duties. The powers conferred on the Pledgees hereunder are solely to protect their interest in the Pledged Collateral and shall not impose any duty upon them to exercise any such powers. Except for the safe custody of any Pledged Collateral in their possession and the accounting for moneys actually received by them hereunder, the Pledgees shall have no duty as to any Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Pledgees have or are deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Pledged Collateral. The Pledgees shall be deemed to have exercised reasonable care in the custody and preservation of any Pledged Collateral in their possession if such Pledged Collateral is accorded treatment substantially equal to that which the Pledgees accord their own property.

                 SECTION 11. Remedies upon Default. If any Event of Default shall have occurred and be continuing:

                 (a) The Pledgees may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to them, all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York at the time (the "Code") (whether or not the Code applies to the Pledged Collateral), and may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Pledgees' offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgees may deem commercially reasonable. The Pledgors agree that, to the extent notice of sale shall be required by law, at least ten (10) days' notice to the Pledgors of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Pledgees shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Pledgees may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

                 (b) Any cash held by the Pledgees as Pledged Collateral and all cash proceeds received by the Pledgees in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Pledgees, be held thereby as collateral for, and/or then or at any time thereafter be applied (after payment of any amounts payable to the Pledgees for any reasonable expenses incurred thereby pursuant to Section
12) in whole or in part by the Pledgees against, all or any part of the Obligations in such order as the Pledgees shall elect. Any surplus of such cash or cash proceeds held by the Pledgees and remaining after payment in full of all the Obligations shall be paid over to the Pledgors or to whomsoever may be lawfully entitled to receive such surplus.

                 (c) Notwithstanding anything set forth in this Agreement to the contrary, if the Corporation breaches either of its covenants set forth in
Section 5.1 or 5.2 of the Asset Purchase Agreement, the Pledgees may, in accordance with Section 11(a) hereof, sell only that part of the Pledged Collateral determined solely by the Pledgees in good faith to be necessary as a result of claims made or about to made to (i) satisfy the covenant or covenants so breached by the Corporation and (ii) reimburse the Pledgees for any reasonable expenses incurred in connection therewith in accordance with Section 12 hereof.

                 SECTION 12. Expenses. The Pledgors will upon demand pay to the Pledgees the amount of any and all reasonable expenses including, without limitation, the reasonable fees and expenses of their counsel and of any experts and agents, which the Pledgees may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of the Pledgees hereunder or (iv) the failure by the Pledgors to perform or observe any of the provisions hereof.

                 SECTION 13. Security Interest Absolute. The obligations of the Pledgors under this Agreement are independent of the Obligations and a separate action or actions may be brought and prosecuted against the Pledgors to enforce this Agreement. All rights of the Pledgees and security interests hereunder, and all obligations of the Pledgors hereunder, shall be absolute and unconditional irrespective of:

                 (a) any lack of validity or enforceability of the Note or any other agreement or instrument relating thereto;

                 (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note including, without limitation, any increase in the Obligations resulting from the extension of additional credit to Dupre or any of his affiliates or otherwise;

                 (c) any taking, exchange, release or non-perfection of any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligations;

                 (d) any manner of application of collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any collateral for all or any of the Obligations or any other assets of the Corporation or any of its subsidiaries;

                 (e) any change, restructuring or termination of the corporate structure or existence of the Corporation or any of its subsidiaries; or

                 (f) any assignment for the benefit of creditors or filing by the Corporation or any of the Pledgors of a voluntary petition under the U.S. Bankruptcy Code, as amended, or any other federal or state insolvency law; or

                 (g) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgors.

                 SECTION 14. Amendments, Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgors herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgees, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                 SECTION  15.  Addresses  for  Notices.  All  notices  and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied or delivered to them, if to the Pledgors, c/o Dupre at the Corporation's address at 24 Richmond Hill Avenue, Stamford, Connecticut 06901, and if to the Pledgees, c/o Yashiro Co. at its address at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan, Attention: Takeshi Yamaguchi, or, as to any party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and other communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied, respectively.

                 SECTION 16. Continuing Security Interest; Assignments under the Note or any Operative Agreement. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement, (ii) be binding upon the Pledgors, their successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the Pledgees and their successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), the Pledgees may assign or otherwise transfer all or any portion of their rights and obligations under the Note or any Operative Agreement to any other person or entity, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Pledgees herein or otherwise. Upon the later of the payment in full or the complete performance of the Obligations and all other amounts payable under this Agreement, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgors. Upon any such termination, the Pledgees will, at the Pledgors' expense, return to the Pledgors such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgors such documents as the Pledgors shall reasonably request to evidence such termination.

                 SECTION 17. Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the laws of a jurisdiction other than the State of New York. Unless otherwise defined herein, terms defined in Article 9 of the Code are used herein as therein defined.

                 IN WITNESS WHEREOF, the Pledgors have executed and delivered this Agreement as of the date first above written.

                                   PLEDGORS:


                                   _____________________________________________
                                                    JOEL DUPRE


                                   PACIFIC MILLION ENTERPRISE LTD.



                                   By:__________________________________________
                                      Name:  Joe Takada
                                      Title:



                                   _____________________________________________
                                                   CHENG-SEN WANG




                                   _____________________________________________
                                                   ALBERT H. CHENG

                                                                      SCHEDULE I

             Attached to and forming a part of that certain Pledge
                  Agreement dated March 20, 1995, by and among
                     Dupre and other pledgors, as Pledgors,
                to Bueno and Yashiro Co., as agent, as Pledgees


                                     PART I

Stock Certificate No(s).        Number of Shares         Name of Stockholder
- ------------------------        ----------------         -------------------
       NB 5878                       133,333             Pacific Million
                                                         Enterprise Ltd.

       NB 5877                       414,334             Joel Dupre

       NB 5880                        44,444             Albert H. Cheng

                                                                     EXHIBIT K-1


                           NON-COMPETITION AGREEMENT


                 AGREEMENT  made this  ____ day of March  1995,  by and  between
YASHIRO CO., INC., a Japanese corporation with its principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                 WHEREAS,  the  Corporation  has  agreed  to  sell  its  Handbag
Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro, pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                 WHEREAS,  in  order  to  protect  the  value  of its  remaining business, the Corporation desires to enter into this Agreement with Yashiro, and Yashiro also desires to make the agreements provided for herein in consideration of the amounts payable and required to be paid to Yashiro and its affiliates hereunder and under the Asset Purchase Agreement.
                 NOW,   THEREFORE,   in   consideration  of  the  covenants  and
agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Defined Terms.  For purposes of this Agreement the following terms shall have the meanings set forth below:
                 "Person"  shall mean an individual,  partnership,  corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                 "Prohibited   Activities"  shall  mean  the  specific  business
presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                 2.  Covenants Not To Compete or Solicit.  Yashiro  acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship with the Corporation of Yashiro's principals and such principals' experience in the industry in which the Corporation conducts or has conducted business, such principals have obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yashiro covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yashiro shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro and its affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                 3. Payment to Seller.
                 (a) In  consideration  of the agreement of Yashiro set forth in
Section 2 hereof, the Corporation shall pay Yashiro an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                 (b) The payments to be made  hereunder  may be prepaid  without penalty or premium  at any time,  in whole or in part,  upon not less than sixty
(60) days' prior written notice.
                 4. Tax Reporting.  Each of the  Corporation  and Yashiro agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                 5. Remedies.  Without intending to limit the remedies available to the Corporation, Yashiro acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yashiro or to prevent or restrain any such breach by any Person. Yashiro hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                 6.  Severability.  Yashiro  acknowledges  and  agrees  that the
covenants  set  forth  in  Section  2  hereof  are   reasonable   and  valid  in
geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                 7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                 8.  Parties in  Interest.  This  Agreement  shall  inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                 9.  Waiver.  The failure of either  party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                 10.  Notices.  All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                 11.  Assignment.  Yashiro's  obligation  to perform  under this
Agreement shall be non-delegable, however, Yashiro may assign the right to receive payments hereunder to whomever Yashiro shall have designated in a written notice to the Corporation.
                 12. Entire Agreement;  Amendment.  This Agreement  contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                 13.  Governing  Law. This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                 14.  Counterparts.  This  Agreement  may  be  executed  in  two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     YASHIRO CO., INC.



                                                     By:________________________
                                                        Name:
                                                        Title:


                                                     SIRCO INTERNATIONAL CORP.



                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                     EXHIBIT K-2


                           NON-COMPETITION AGREEMENT


                 AGREEMENT  made this  20th day of March  1995,  by and  between
YASHIRO COMPANY, LTD., a Japanese corporation with its principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                 WHEREAS,  the  Corporation  has  agreed  to  sell  its  Handbag
Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro, pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                 WHEREAS,  in  order  to  protect  the  value  of its  remaining business, the Corporation desires to enter into this Agreement with Yashiro, and Yashiro also desires to make the agreements provided for herein in consideration of the amounts payable and required to be paid to Yashiro and its affiliates hereunder and under the Asset Purchase Agreement.
                 NOW,   THEREFORE,   in   consideration  of  the  covenants  and
agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Defined Terms.  For purposes of this Agreement the following terms shall have the meanings set forth below:
                 "Person"  shall mean an individual,  partnership,  corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                 "Prohibited   Activities"  shall  mean  the  specific  business
presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                 2.  Covenants Not To Compete or Solicit.  Yashiro  acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship with the Corporation of Yashiro's principals and such principals' experience in the industry in which the Corporation conducts or has conducted business, such principals have obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yashiro covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yashiro shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro and its affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                 3. Payment to Seller.
                 (a) In  consideration  of the agreement of Yashiro set forth in
Section 2 hereof, the Corporation shall pay Yashiro an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                 (b) The payments to be made  hereunder  may be prepaid  without penalty or premium  at any time,  in whole or in part,  upon not less than sixty
(60) days' prior written notice.
                 4. Tax Reporting.  Each of the  Corporation  and Yashiro agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                 5. Remedies.  Without intending to limit the remedies available to the Corporation, Yashiro acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yashiro or to prevent or restrain any such breach by any Person. Yashiro hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                 6.  Severability.  Yashiro  acknowledges  and  agrees  that the
covenants  set  forth  in  Section  2  hereof  are   reasonable   and  valid  in
geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                 7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                 8.  Parties in  Interest.  This  Agreement  shall  inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                 9.  Waiver.  The failure of either  party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                 10.  Notices.  All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                 11.  Assignment.  Yashiro's  obligation  to perform  under this
Agreement shall be non-delegable, however, Yashiro may assign the right to receive payments hereunder to whomever Yashiro shall have designated in a written notice to the Corporation.
                 12. Entire Agreement;  Amendment.  This Agreement  contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                 13.  Governing  Law. This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                 14.  Counterparts.  This  Agreement  may  be  executed  in  two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     YASHIRO COMPANY, LTD.




                                                     YASHIRO CO., INC.



                                                     By:________________________
                                                        Name:
                                                        Title:


                                                     SIRCO INTERNATIONAL CORP.



                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                     Exhibit K-3


                           NON-COMPETITION AGREEMENT


                 AGREEMENT   made this 20th day of March  1995,  by and  between
YUTAKA YAMAGUCHI, with his principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yamaguchi"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                 WHEREAS,  the  Corporation  has  agreed  to  sell  its  Handbag
Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co., Inc. ("Yashiro"), pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                 WHEREAS, Yamaguchi is an affiliate of Yashiro; and
                 WHEREAS,  in  order  to  protect  the  value  of its  remaining business, the Corporation desires to enter into this Agreement with Yamaguchi, and Yamaguchi also desires to make the agreements provided for herein in consideration of the amounts payable to Yamaguchi hereunder.
                 NOW,   THEREFORE,   in   consideration  of  the  covenants  and
agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Defined Terms.  For purposes of this Agreement the following terms shall have the meanings set forth below:
                 "Person"  shall mean an individual,  partnership,  corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                 "Prohibited   Activities"  shall  mean  the  specific  business
presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                 2. Covenants Not To Compete or Solicit.  Yamaguchi acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship of Yamaguchi with the Corporation and his experience in the industry in which the Corporation conducts or has conducted business, Yamaguchi has obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yamaguchi covenants and agrees that during the six (6) year period commencing on the date hereof (the "Term"), Yamaguchi shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or
(iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yamaguchi and his affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                 3. Payment to Seller.
                 (a) In consideration of the agreement of Yamaguchi set forth in
Section 2 hereof, the Corporation shall pay Yamaguchi an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                 (b) The payments to be made  hereunder  may be prepaid  without penalty or premium  at any time,  in whole or in part,  upon not less than sixty
(60) days' prior written notice.
                 4. Tax Reporting.  Each of the Corporation and Yamaguchi agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                 5. Remedies.  Without intending to limit the remedies available to the Corporation, Yamaguchi acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yamaguchi or to prevent or restrain any such breach by any Person. Yamaguchi hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                 6.  Severability.  Yamaguchi  acknowledges  and agrees that the
covenants  set  forth  in  Section  2  hereof  are   reasonable   and  valid  in
geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                 7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                 8.  Parties in  Interest.  This  Agreement  shall  inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                 9.  Waiver.  The failure of either  party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                 10.  Notices.  All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                 11.  Assignment.  Yamaguchi's  obligation to perform under this
Agreement shall be non-delegable, however, Yamaguchi may assign the right to receive payments hereunder to whomever he shall have designated in a written notice to the Corporation.
                 12. Entire Agreement;  Amendment.  This Agreement  contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                 13.  Governing  Law. This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                 14.  Counterparts.  This  Agreement  may  be  executed  in  two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.


                                                     YUTAKA YAMAGUCHI



                                                     By:________________________
                                                        Name:
                                                        Title:


                                                     SIRCO INTERNATIONAL CORP.



                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                     EXHIBIT K-4


                           NON-COMPETITION AGREEMENT


                 AGREEMENT  made this  20th day of March  1995,  by and  between
TAKESHI YAMAGUCHI, with his principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yamaguchi"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                 WHEREAS,  the  Corporation  has  agreed  to  sell  its  Handbag
Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co., Inc. ("Yashiro"), pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                 WHEREAS, Yamaguchi is an affiliate of Yashiro; and
                 WHEREAS,  in  order  to  protect  the  value  of its  remaining business, the Corporation desires to enter into this Agreement with Yamaguchi, and Yamaguchi also desires to make the agreements provided for herein in consideration of the amounts payable to Yamaguchi hereunder.
                 NOW,   THEREFORE,   in   consideration  of  the  covenants  and
agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Defined Terms.  For purposes of this Agreement the following terms shall have the meanings set forth below:
                 "Person"  shall mean an individual,  partnership,  corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                 "Prohibited   Activities"  shall  mean  the  specific  business
presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                 2. Covenants Not To Compete or Solicit.  Yamaguchi acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship of Yamaguchi with the Corporation and his experience in the industry in which the Corporation conducts or has conducted business, Yamaguchi has obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yamaguchi covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yamaguchi shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule
5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yamaguchi and his affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                 3. Payment to Seller.
                 (a) In consideration of the agreement of Yamaguchi set forth in
Section 2 hereof, the Corporation shall pay Yamaguchi an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                 (b) The payments to be made  hereunder  may be prepaid  without penalty or premium  at any time,  in whole or in part,  upon not less than sixty
(60) days' prior written notice.
                 4. Tax Reporting.  Each of the Corporation and Yamaguchi agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                 5. Remedies.  Without intending to limit the remedies available to the Corporation, Yamaguchi acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yamaguchi or to prevent or restrain any such breach by any Person. Yamaguchi hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                 6.  Severability.  Yamaguchi  acknowledges  and agrees that the
covenants  set  forth  in  Section  2  hereof  are   reasonable   and  valid  in
geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                 7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                 8.  Parties in  Interest.  This  Agreement  shall  inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                 9.  Waiver.  The failure of either  party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                 10.  Notices.  All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                 11.  Assignment.  Yamaguchi's  obligation to perform under this
Agreement shall be non-delegable, however, Yamaguchi may assign the right to receive payments hereunder to whomever he shall have designated in a written notice to the Corporation.
                 12. Entire Agreement;  Amendment.  This Agreement  contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                 13.  Governing  Law. This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                 14.  Counterparts.  This  Agreement  may  be  executed  in  two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     TAKESHI YAMAGUCHI



                                                     By:________________________
                                                        Name:
                                                        Title:


                                                     SIRCO INTERNATIONAL CORP.



                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                       EXHIBIT L


                              SEVERANCE AGREEMENT


        SEVERANCE  AGREEMENT (the  "Agreement"),  dated as of March 20, 1995, by
and  between  SIRCO   INTERNATIONAL   CORP.,   a  New  York   corporation   (the
"Corporation"), and TAKESHI YAMAGUCHI (the "Executive").

                             W I T N E S S E T H :

        WHEREAS, Yashiro Company, Ltd. and Yashiro Co., Inc. ("Yashiro Co.") and Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng, and Yashiro Co., as Agent, have entered into that certain Stock Purchase Agreement, dated March 20, 1995, (the "Stock Purchase Agreement") and certain other agreements ancillary thereto;

        WHEREAS, the Corporation and Executive desire to enter into this Agreement in settlement and cancellation of any and all existing and prior agreements between them concerning the employment of Executive including but not limited to the termination of pension benefits and other employee benefits of the Executive;

        NOW, THEREFORE, it is agreed as follows:

        1. Termination of Employment. Effective upon the date of closing of the Stock Purchase Agreement (the "Closing"), the employment of Executive by the Corporation shall terminate.

        2. Severance Payments. In consideration of the termination of Executive's employment with the Corporation, and the settlement of all claims of Executive with respect to such employment, the Corporation shall pay Executive the amounts set forth below as follows:

                 (a) $100,000 plus interest at the rate of 10% per annum (from and after the Closing) on March 31, 1996; and

                 (b) $100,000 plus interest at the rate of 10% per annum (from and after the Closing) on March 31, 1997.

        3. Prepayment. The payments to be made hereunder may be prepaid without penalty or premium, in whole or in part, upon not less than sixty (60) days' prior written notice.

        4. Benefits. Executive shall be eligible for health, hospitalization and other benefits under the Corporation's group health insurance plan on the same basis as that on which such benefits are currently made available to eligible retirees thereunder, as if he were an eligible retiree thereunder.

        5. Withholding. Executive agrees that the Corporation shall be entitled to withhold from any amounts payable hereunder only to the extent required by applicable tax law to be withheld in respect of such payments.

        6. Entire Agreement. This Agreement replaces and supersedes in their entirety any and all existing and previous agreements, arrangements or understandings and amendments thereto between the Corporation and Executive concerning the employment of Executive.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                                     ___________________________
                                                     TAKESHI YAMAGUCHI

                                                     SIRCO INTERNATIONAL CORP.



                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                       EXHIBIT M


                               LICENSE AGREEMENT


                 LICENSE AGREEMENT made this 20th day of March, 1995 by and between SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Licensor"), and BUENO OF CALIFORNIA, INC., a Delaware corporation, with its principal place of business at 16000 Heron Avenue, La Mirada, California 90638 ("Licensee").

                              W I T N E S S E T H:

                 WHEREAS, each of Licensor and Licensee are parties to that certain Asset Purchase Agreement, dated March 20, 1995; and

                 WHEREAS, Licensee believes that the use of the trade name "Mondo" would be necessary in Licensee's dealings with purchasers of its goods.

                 NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

                 1. Grant of License. Licensor hereby grants Licensee the non-exclusive right to use the trade name, trademark and logotype "Mondo" (the "Name") with respect to Licensee's business. The license granted hereunder shall be royalty free and, except in the event of termination for breach of the conditions of the grant of this license set forth in Section 2 hereof, perpetual.

                 2. Conditions of License. Licensee hereby agrees as follows with respect to the use of the Name hereunder:

                 (a) Licensee undertakes to use the Name only upon and so long as the related products (the "Products") are produced, sold and/or distributed in accordance with the quality, standards and specifications which are maintained and utilized by Licensor as of the date hereof.

                 (b) Licensor has the right, from time to time, to request and receive samples of the related products and advertising and promotional material for the Products which are produced, manufactured or distributed by Licensee in order to determine that the quality standards are being met and to assure proper use of the Name.

                 3. Default by Licensee. In the event of any breach of the conditions set forth in Section 2 which Licensee has not cured within thirty
(30) days of receipt of written notice from Licensor, Licensor shall have the right to terminate the license granted hereunder.

                 4. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and no amendment or modification hereof shall be valid or binding unless made in writing and signed by the party or parties against whom enforcement thereof is sought.

                 5. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by a nationally-recognized express courier, postage and fees prepaid, to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 5. The date of the giving of any notice sent by a nationally-recognized express courier shall be the date which is three days after the date of the posting of the notice.

                 6. Assignment. This Agreement may not be assigned by Licensee without the prior written consent of Licensor; provided, however, that Licensee may assign this Agreement to any affiliate thereof without any consent.

                 7. Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

                 8.   Counterparts.   This   Agreement   may  be   executed   in
counterparts, each of which shall be deemed an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the parties hereto have caused this License Agreement to be executed as of the date first above written.


                                                     SIRCO INTERNATIONAL CORP.


                                                     By:________________________
                                                        Name:
                                                        Title:


                                                     BUENO OF CALIFORNIA, INC.


                                                     By:________________________
                                                        Name:
                                                        Title:

                                                                       EXHIBIT N



                            ASSIGNMENT OF TRADEMARKS


        WHEREAS, SIRCO INTERNATIONAL CORP., a New York corporation having an office at 24 Richmond Hill Avenue, Stamford, Connecticut 06901, together with each of its consolidated subsidiaries (collectively, the "Assignor") is the owner of the marks set forth on the attached schedule (the "MARKS"); and

        WHEREAS, BUENO OF CALIFORNIA, INC., a Delaware corporation with offices at 16000 Heron Avenue, La Mirada, California 90638 (the "Assignee") is desirous of acquiring the MARKS;

        NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor hereby assigns to Assignee, all right, title and interest in the MARKS set forth on the attached schedule together with the goodwill of the business symbolized by these MARKS and their registrations, including Assignor's right to sue for and collect damages and other recoveries for past infringement thereof; the same to be held and enjoyed by the Assignee, its successors and assigns, as fully as the same would have been held and enjoyed by the Assignor had this assignment not been made.

        And for the consideration aforesaid, Assignor agrees that it will, upon request, execute and deliver to Assignee any and all additional papers and generally do all other and further lawful acts deemed necessary by Assignee to record or perfect Assignee's interests in the MARKS and otherwise to carry out the terms of this Assignment; provided, however, that Assignor shall not be required to incur any significant out-of-pocket expenses.

                 EXECUTED THIS 20th day of March, 1995.

                                                       SIRCO INTERNATIONAL CORP.


                                                       By:______________________
                                                          Name:
                                                          Title:

                              SCHEDULE TRADEMARKS

TRADEMARK                         GOODS                                         DATE REGISTERED      REG. NO.
- --------------------------------------------------------------------------------------------------------------
TOTEABLES                         handbags                                      09/05/78             1,101,486
                                  wallets

BV (and design)                   handbags                                                             PENDING

CALIFORNIA EDITIONS               handbags                                      02/09/93             1,751,899

GANI                              handbags                                      09/26/78             1,103,060
                                  luggage
                                  wallets

GOLD MINE                         billfolds                                     01/08/57               639,505
                                  change purses
                                  handbags
                                  key cases
                                  wallets

BARTOLI                           handbags                                      04/19/83             1,235,286
                                  key cases
                                  purses
                                  wallets

BUENA VISTA                       handbags                                      11/10/92             1,731,122

BUENO                             clutch bags                                   09/25/68               851,257
                                  cosmetic bags sold empty
                                  key cases
                                  purses
                                  wallets

BUENO                             all purpose sport bags                        09/05/89             1,554,691
                                  attache cases
                                  backpacks
                                  billfolds
                                  briefcases
                                  change purses
                                  cosmetic cases sold empty
                                  credit car cases
                                  luggage of all types
                                  luggage portfolios
                                  luggage tote bags


                                  FOR ASSIGNOR

STATE OF                                               :
                                                       :     ss:
COUNTY OF                                              :

        The foregoing instrument was acknowledged before me in the City of ________________, this ____ day of ___________, 1995, by
__________________________,    the    ___________________________    of    Sirco
International Corp., a New York corporation, on behalf of the corporation.

        My commission expires: ___________________


                                              ----------------------------------
                                                          Notary Public


(Notarial Seal)

                                                                       EXHIBIT O



                           NON-COMPETITION AGREEMENT


                 AGREEMENT  made this  20th day of March  1995,  by and  between
BUENO OF CALIFORNIA, INC., with its principal place of business at 1600 Heron Avenue, La Mirada, California 90638 ("Bueno"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 ("Sirco" or the "Corporation").
                             W I T N E S S E T H :
                 WHEREAS,  the  Corporation  has  agreed  to  sell  its  Handbag
Division to Bueno, pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                 WHEREAS, in order to protect the value of the Handbag Division,
Bueno desires to enter into this Agreement with Sirco, and Sirco also desires to make the agreements provided for herein in consideration of the amounts payable to Sirco hereunder.
                 NOW,   THEREFORE,   in   consideration  of  the  covenants  and
agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                 1. Defined Terms.  For purposes of this Agreement the following terms shall have the meanings set forth below:
                 "Person"  shall mean an individual,  partnership,  corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                 "Prohibited   Activities"  shall  mean  the  specific  business
presently conducted by the Handbag Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                 2.  Covenants  Not  To  Compete  or  Solicit.  The  Corporation
acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of Bueno and that, by virtue of the long-term relationship of Sirco with Bueno and its experience in the industry in which Bueno conducts or has conducted business, Sirco has obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of Bueno. Therefore, the Corporation covenants and agrees that for the period commencing on the date hereof and ending on the earlier of
(i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), the Corporation shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between Bueno and any supplier or Person who is or who was a customer of Bueno or (iii) directly or indirectly hire or attempt to hire any of the employees listed on Schedule 5.8 to the Asset Purchase Agreement.
                 3. Payment to Seller.
                 (a) In  consideration  of the  agreement  of Sirco set forth in
Section 2 hereof, Bueno shall pay Sirco $100 and other good and valuable consideration, the receipt sufficiency of which is hereby acknowledged.
                 (b) The payments to be made  hereunder  may be prepaid  without penalty or premium  at any time,  in whole or in part,  upon not less than sixty
(60) days' prior written notice.
                 4. Tax  Reporting.  Each of Bueno  and Sirco  agrees  that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                 5. Remedies.  Without intending to limit the remedies available to Bueno, Sirco acknowledges that a breach of any of the covenants  contained in
Section 2 hereof will result in material irreparable injury to Bueno for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, Bueno shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Sirco or to prevent or restrain any such breach by any Person. Sirco hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                 6.  Severability.   Sirco  acknowledges  and  agrees  that  the
covenants  set  forth  in  Section  2  hereof  are   reasonable   and  valid  in
geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                 7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                 8.  Parties in  Interest.  This  Agreement  shall  inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                 9.  Waiver.  The failure of either  party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                 10.  Notices.  All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                 11.  Assignment.  Sirco's  obligation  to  perform  under  this
Agreement shall be non-delegable, however, Sirco may assign the right to receive payments hereunder to whomever it shall have designated in a written notice to the Corporation.
                 12. Entire Agreement;  Amendment.  This Agreement  contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                 13.  Governing  Law. This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof.
                 14.  Counterparts.  This  Agreement  may  be  executed  in  two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     BUENO OF CALIFORNIA INC.


                                                     By:________________________
                                                        Name:
                                                        Title:

                                                     SIRCO INTERNATIONAL CORP.


                                                     By:________________________
                                                        Name:
                                                        Title:

                                  Exhibit F-1

                           NON-COMPETITION AGREEMENT


                  AGREEMENT made this 20th day of March 1995, by and between YASHIRO COMPANY, LTD., a Japanese corporation with its principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                  WHEREAS, the Corporation has agreed to sell its Handbag Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro, pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                  WHEREAS, in order to protect the value of its remaining business, the Corporation desires to enter into this Agreement with Yashiro, and Yashiro also desires to make the agreements provided for herein in consideration of the amounts payable and required to be paid to Yashiro and its affiliates hereunder and under the Asset Purchase Agreement.
                  NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                  1. Defined Terms. For purposes of this Agreement the following terms shall have the meanings set forth below:
                  "Person" shall mean an individual, partnership, corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                  "Prohibited Activities" shall mean the specific business presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                  2. Covenants Not To Compete or Solicit. Yashiro acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship with the Corporation of Yashiro's principals and such principals' experience in the industry in which the Corporation conducts or has conducted business, such principals have obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yashiro covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yashiro shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro and its affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                  3. Payment to Seller.
                  (a) In  consideration of the agreement of Yashiro set forth in
Section 2 hereof, the Corporation shall pay Yashiro an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                  (b) The payments to be made hereunder may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty
(60) days' prior written notice.
                  4. Tax Reporting. Each of the Corporation and Yashiro agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                  5. Remedies. Without intending to limit the remedies available to the Corporation, Yashiro acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yashiro or to prevent or restrain any such breach by any Person. Yashiro hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                  6. Severability. Yashiro acknowledges and agrees that the covenants set forth in Section 2 hereof are reasonable and valid in geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                  7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                  8. Parties in Interest. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                  9. Waiver. The failure of either party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                  10. Notices. All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                  11. Assignment. Yashiro's obligation to perform under this Agreement shall be non-delegable, however, Yashiro may assign the right to receive payments hereunder to whomever Yashiro shall have designated in a written notice to the Corporation.
                  12. Entire Agreement; Amendment. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                  13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                  14. Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                             YASHIRO COMPANY, LTD.



                                             By:/s/Takeshi Yamaguchi
                                                --------------------------------
                                                Name:Takeshi Yamaguchi
                                                Title:Executive Vice President


                                             SIRCO INTERNATIONAL CORP.



                                             By:/s/Gandolfo Verra
                                                --------------------------------
                                                Name:Gandolfo Verra
                                                Title:Secretary

                                  Exhibit F-2

                           NON-COMPETITION AGREEMENT


                  AGREEMENT made this 20th day of March 1995, by and between YASHIRO CO., INC., a Japanese corporation with its principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                  WHEREAS, the Corporation has agreed to sell its Handbag Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro, pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                  WHEREAS, in order to protect the value of its remaining business, the Corporation desires to enter into this Agreement with Yashiro, and Yashiro also desires to make the agreements provided for herein in consideration of the amounts payable and required to be paid to Yashiro and its affiliates hereunder and under the Asset Purchase Agreement.
                  NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                  1. Defined Terms. For purposes of this Agreement the following terms shall have the meanings set forth below:
                  "Person" shall mean an individual, partnership, corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                  "Prohibited Activities" shall mean the specific business presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                  2. Covenants Not To Compete or Solicit. Yashiro acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship with the Corporation of Yashiro's principals and such principals' experience in the industry in which the Corporation conducts or has conducted business, such principals have obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yashiro covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yashiro shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro and its affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                  3. Payment to Seller.
                  (a) In  consideration of the agreement of Yashiro set forth in
Section 2 hereof, the Corporation shall pay Yashiro an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                  (b) The payments to be made hereunder may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty
(60) days' prior written notice.
                  4. Tax Reporting. Each of the Corporation and Yashiro agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                  5. Remedies. Without intending to limit the remedies available to the Corporation, Yashiro acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yashiro or to prevent or restrain any such breach by any Person. Yashiro hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                  6. Severability. Yashiro acknowledges and agrees that the covenants set forth in Section 2 hereof are reasonable and valid in geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                  7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                  8. Parties in Interest. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                  9. Waiver. The failure of either party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                  10. Notices. All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                  11. Assignment. Yashiro's obligation to perform under this Agreement shall be non-delegable, however, Yashiro may assign the right to receive payments hereunder to whomever Yashiro shall have designated in a written notice to the Corporation.
                  12. Entire Agreement; Amendment. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                  13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                  14. Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                             YASHIRO COMPANY, LTD.



                                             By:/s/Takeshi Yamaguchi
                                                --------------------------------
                                                Name:Takeshi Yamaguchi
                                                Title:Executive Vice President


                                             SIRCO INTERNATIONAL CORP.



                                             By:/s/Gandolfo Verra
                                                --------------------------------
                                                Name:Gandolfo Verra
                                                Title:Secretary

                                  Exhibit F-3

                           NON-COMPETITION AGREEMENT


                  AGREEMENT made this 20th day of March 1995, by and between YUTAKA YAMAGUCHI, with his principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yamaguchi"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                  WHEREAS, the Corporation has agreed to sell its Handbag Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co., Inc. ("Yashiro"), pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                  WHEREAS, Yamaguchi is an affiliate of Yashiro; and
                  WHEREAS, in order to protect the value of its remaining business, the Corporation desires to enter into this Agreement with Yamaguchi, and Yamaguchi also desires to make the agreements provided for herein in consideration of the amounts payable to Yamaguchi hereunder.
                  NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                  1. Defined Terms. For purposes of this Agreement the following terms shall have the meanings set forth below:
                  "Person" shall mean an individual, partnership, corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                  "Prohibited Activities" shall mean the specific business presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                  2. Covenants Not To Compete or Solicit. Yamaguchi acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship of Yamaguchi with the Corporation and his experience in the industry in which the Corporation conducts or has conducted business, Yamaguchi has obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yamaguchi covenants and agrees that during the six (6) year period commencing on the date hereof (the "Term"), Yamaguchi shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or
(iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule 5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yamaguchi and his affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                  3. Payment to Seller.
                  (a) In consideration of the agreement of Yamaguchi set forth in Section 2 hereof, the Corporation shall pay Yamaguchi an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                  (b) The payments to be made hereunder may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty
(60) days' prior written notice.
                  4. Tax Reporting. Each of the Corporation and Yamaguchi agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                  5. Remedies. Without intending to limit the remedies available to the Corporation, Yamaguchi acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yamaguchi or to prevent or restrain any such breach by any Person. Yamaguchi hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                  6. Severability. Yamaguchi acknowledges and agrees that the covenants set forth in Section 2 hereof are reasonable and valid in geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                  7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                  8. Parties in Interest. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                  9. Waiver. The failure of either party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                  10. Notices. All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                  11. Assignment. Yamaguchi's obligation to perform under this Agreement shall be non-delegable, however, Yamaguchi may assign the right to receive payments hereunder to whomever he shall have designated in a written notice to the Corporation.
                  12. Entire Agreement; Amendment. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                  13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                  14. Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     YUTAKA YAMAGUCHI


                                                     By:/s/Yutaka Yamaguchi
                                                        ------------------------
                                                        Name:Yutaka Yamaguchi
                                                        Title:


                                                     SIRCO INTERNATIONAL CORP.


                                                     By:/s/Gandolfo Verra
                                                        ------------------------
                                                        Name:Gandolfo Verra
                                                        Title:Secretary

                                  Exhibit F-4

                           NON-COMPETITION AGREEMENT


                  AGREEMENT made this 20th day of March 1995, by and between TAKESHI YAMAGUCHI, with his principal place of business at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yamaguchi"), and SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation").
                             W I T N E S S E T H :
                  WHEREAS, the Corporation has agreed to sell its Handbag Division to Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co., Inc. ("Yashiro"), pursuant to that certain Asset Purchase Agreement, dated March 20, 1995 (the "Asset Purchase Agreement"); and
                  WHEREAS, Yamaguchi is an affiliate of Yashiro; and
                  WHEREAS, in order to protect the value of its remaining business, the Corporation desires to enter into this Agreement with Yamaguchi, and Yamaguchi also desires to make the agreements provided for herein in consideration of the amounts payable to Yamaguchi hereunder.
                  NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                  1. Defined Terms. For purposes of this Agreement the following terms shall have the meanings set forth below:
                  "Person" shall mean an individual, partnership, corporation, limited liability entity, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
                  "Prohibited Activities" shall mean the specific business presently conducted by the Luggage Division or the Kids Division of the Corporation as reflected in the books and records thereof as of the date hereof.
                  2. Covenants Not To Compete or Solicit. Yamaguchi acknowledges that the agreements and covenants contained in this Section 2 are essential to protect the legitimate business interest of the Corporation and that, by virtue of the long-term employment relationship of Yamaguchi with the Corporation and his experience in the industry in which the Corporation conducts or has conducted business, Yamaguchi has obtained such knowledge, know-how and experience that there is a substantial probability that such knowledge, know-how and experience could be used to the substantial detriment of the Corporation. Therefore, Yamaguchi covenants and agrees that for the period commencing on the date hereof and ending on the earlier of (i) the sixth anniversary of the date hereof or (ii) the date of the repayment in full of the Promissory Note dated March 20, 1995 in the principal amount of $532,250 from Joel Dupre as Maker to Yashiro Co., Inc. as Agent (collectively, the "Term"), Yamaguchi shall not, directly or indirectly, (i) engage or participate in, or furnish aid or assistance in connection with the Prohibited Activities in North America at any time during the Term; (ii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Corporation and any supplier or Person who is or who was a customer of the Corporation or (iii) directly or indirectly hire or attempt to hire any present or future employee of the Corporation except those employees listed on Schedule
5.8 to the Asset Purchase Agreement. Notwithstanding anything set forth in this Agreement to the contrary, Yamaguchi and his affiliates may (a) continue to sell "Falchi Sport" over-sized handbags consistent with current practice and (b) maintain their present relationships with certain of its customers that are also customers of the Corporation, and the maintenance of such relationships shall not be deemed a violation of this Agreement.
                  3. Payment to Seller.
                  (a) In consideration of the agreement of Yamaguchi set forth in Section 2 hereof, the Corporation shall pay Yamaguchi an aggregate of $60,000, payable in three equal annual installments commencing on March 31, 1996 and concluding on the second anniversary of such date.
                  (b) The payments to be made hereunder may be prepaid without penalty or premium at any time, in whole or in part, upon not less than sixty
(60) days' prior written notice.
                  4. Tax Reporting. Each of the Corporation and Yamaguchi agrees that they shall each report for all tax purposes the payments made under Section 3 hereof as payments made for the agreement not to compete hereunder and shall not take any position inconsistent therewith.
                  5. Remedies. Without intending to limit the remedies available to the Corporation, Yamaguchi acknowledges that a breach of any of the covenants contained in Section 2 hereof will result in material irreparable injury to the Corporation for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Corporation shall be entitled to obtain injunctive relief or such other relief as may be required to specifically enforce any of the covenants contained in Section 2 hereof against Yamaguchi or to prevent or restrain any such breach by any Person. Yamaguchi hereby waives the defense in any action for specific performance that a remedy at law would be adequate.
                  6. Severability. Yamaguchi acknowledges and agrees that the covenants set forth in Section 2 hereof are reasonable and valid in geographical, topical and temporal scope and in all other respects. The invalidity or unenforceability of any part of such covenants or any other provision hereof shall not affect the remainder of such covenants or such other provision, which shall be given full effect, without regard to the invalid portions, and the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of this Agreement, or any provision hereof, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
                  7. Blue Penciling. In the event that, notwithstanding the first sentence of Section 6 hereof, any of the provisions of Section 2 hereof relating to the scope of the covenants contained therein shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.
                  8. Parties in Interest. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties hereto.
                  9. Waiver. The failure of either party hereto at any time to require performance of the other party hereto of any provision hereof or to resort to its remedy at law or in equity or otherwise, shall in no way affect the right to such remedy at any time hereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provision unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.
                  10. Notices. All notices that either party hereto is required to or desires to send to the other party hereto shall be delivered in person or by responsible overnight carrier and shall be deemed for all purposes to have been given when received, to the party at its respective address as they appear on the first page of this Agreement, or at such other address as may be designated from time to time by notice in accordance with this Section 10.
                  11. Assignment. Yamaguchi's obligation to perform under this Agreement shall be non-delegable, however, Yamaguchi may assign the right to receive payments hereunder to whomever he shall have designated in a written notice to the Corporation.
                  12. Entire Agreement; Amendment. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than expressly contained herein. No termination, alteration, modification or variation or waiver of this Agreement or any of the provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.
                  13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof. Any judicial proceeding brought by or against any party hereto, by or against any other party hereto, with respect to this Agreement or any related agreement shall be brought in any court of competent jurisdiction in the United States of American in the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. If any action is commenced in any other jurisdiction the parties hereto hereby consent to the removal of such action to the United States District Court for the Southern District of New York. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address, such service to become effective fifteen (15) days after such mailing.
                  14. Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.

                                                     TAKESHI YAMAGUCHI


                                                     By:/s/ Takeshi Yamaguchi
                                                        ------------------------
                                                        Name:Takeshi Yamaguchi
                                                        Title:

                                                     SIRCO INTERNATIONAL CORP.


                                                     By:/s/Gandolfo Verra
                                                        ------------------------
                                                        Name:Gandolfo Verra
                                                        Title:Secretary

                                   Exhibit G

                         EXCLUSIVE PURCHASING AGREEMENT


         EXCLUSIVE PURCHASING AGREEMENT made this 20th day of March 1995, by and between SIRCO INTERNATIONAL CORP., a New York corporation with an office located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901 (the "Corporation"), and YASHIRO CO., INC., a Japanese corporation, with its principal place of business located at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan ("Yashiro Co.," together with any designees thereof, the "Purchaser").
                  WHEREAS, Yashiro Co. and Yashiro Company, Ltd., a Japanese corporation ("Yashiro Limited," together with Yashiro Co., the "Yashiro Entities") have agreed to cause the sale and transfer of 681,000 shares of the Corporation's common stock, par value $.10 per share (the "Shares"), in accordance with that certain Stock Purchase Agreement, dated as of March __, 1995, by and among the Yashiro Entities and Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng (collectively, the "Stock Purchasers") and Yashiro Co., as Agent (the "Stock Purchase Agreement"); and
                  WHEREAS, Bueno of California, Inc., a Delaware corporation and subsidiary of Yashiro Co. ("Bueno"), has agreed to purchase the Handbag Division of the Corporation pursuant to that certain Asset Purchase Agreement, dated March 20, 1995, by and between the Corporation and Bueno (the "Asset Purchase Agreement"); and
                  WHEREAS,  in partial  consideration  of the  Shares,  Dupre is executing and delivering to Yashiro Co., on its own behalf and as agent for Yashiro Limited, a promissory note in the principal amount of $532,250 (the "Promissory Note");
                  NOW, THEREFORE, in consideration of the foregoing agreements and the covenants and agreements hereinafter set forth, the adequacy of which consideration is hereby acknowledged, the parties hereto agree as follows:
                  1. Appointment. The Corporation hereby grants Purchaser the exclusive right to purchase in Japan during the term of this Agreement, at prices to be mutually agreed upon, any goods manufactured, or purchased from unaffiliated vendors (the "Vendors"), by the Corporation; provided, however, that in the event Purchaser purchases goods directly from the Vendors, Purchaser shall pay the Corporation the Commissions (as hereinafter defined) in accordance with Section 4 hereof.
                  2. Prohibition With Respect to Competing Sales. For the term of this Agreement, the Corporation shall not, directly or indirectly, sell in Japan any goods manufactured, or purchased from Vendors, by the Corporation.
                  3. Term and Termination. This Agreement shall commence as of the date first above written and shall continue until the date upon which (a) all amounts payable under the Promissory Note and (b) all obligations of the Corporation or the Stock Purchasers, as the case may be, under (i) the Stock Purchase Agreement, (ii) the Asset Purchase Agreement and (iii) any agreements that are exhibits to either the Stock Purchase Agreement or Asset Purchase Agreement are either satisfied or paid in full by the Stock Purchasers or the Corporation, as the case may be.
                  4. Commissions. With respect to any goods purchased by Purchaser in accordance with the terms of this Agreement, Purchaser shall pay the Corporation a commission equal to five (5%) percent of the purchase price paid by the Corporation for goods purchased thereby from the Vendors (the "Commissions"). All Commissions shall be payable, effective sixty (60) days following Purchaser's purchase of goods, through (i) reduction of the Corporation's outstanding aggregate indebtedness including interest to the Yashiro Entities which at the date hereof is $2,238,506.01, and (ii) offset against any payments payable to Purchaser under that certain Non-Competition Agreement, dated even date herewith, by and between the Corporation and Purchaser. Thereafter, all payments of Commissions shall be made sixty (60) days following Purchaser's purchase of goods, by wire transfer of immediately available funds in accordance with the Corporation's written instructions.
                  5. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and no amendment or modification hereof shall be valid or binding unless made in writing and signed by the party against whom enforcement thereof is sought.
                  6. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by express courier or certified mail, return receipt requested, postage and fees prepaid to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 5. The date of the giving of any notice sent by mail shall be the date of the posting of the notice.
                  7. Assignment. This Agreement may not be assigned by Yashiro without the prior written consent of the Corporation; provided, however, that Yashiro may assign this Agreement to any affiliate thereof without any consent.
                  8. Governing Law. This Agreement shall be governed, interpreted and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law principles thereof.
                  9. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original instrument, but all of which when taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been made and executed as of the day and year first above written.


                                                     YASHIRO CO., INC.



                                                     By:/s/Takeshi Yamaguchi
                                                        ------------------------
                                                        Name:Takeshi Yamaguchi
                                                        Title:Executive Vice
                                                              President



                                                     SIRCO INTERNATIONAL CORP.



                                                     By:/s/Gandolfo Verra
                                                        Name:Gandolfo Verra
                                                        Title:Secretary

                                   Exhibit H

                               YASHIRO CO., INC.
                              1-18-5 Tatsumi-Naka
                              Ikuno-Ku, Osaka 544
                                     Japan

                                                                  March 20, 1995

Sirco International Corp.
24 Richmond Hill Avenue
Stamford, Connecticut  06901
Attention:  Mr. Joel Dupre

Dear Sirs:

                  This letter agreement (the "Agreement") shall serve to memorialize our mutual understanding with respect to the provision by Yashiro Co., Inc., a Japanese corporation ("Yashiro"), directly or indirectly to Sirco International Corp., a New York corporation (the "Corporation"), of unsecured trade letters of credit in accordance with the terms and provisions set forth herein.

                  1. The Facility. At the Corporation's request in accordance with Section 2 hereof, Yashiro shall issue, or cause to be issued, from time to time from the date hereof through and including the second anniversary of such date (the "Term"), on behalf of the Corporation, one or more letters of credit in an aggregate amount not to exceed 35% of the book value of all inventory owned by the Corporation (calculated in accordance with generally accepted accounting principles ("GAAP")) at the time the Corporation requests a letter of credit to be issued pursuant hereto by Yashiro; provided, however, that at no time during the Term shall Yashiro be obligated to issue, or cause to be issued, to or on behalf of the Corporation one or more letters of credit in an aggregate amount greater than US$1,200,000.

                  2. Issuance of Letters of Credit.

                  (a) The Corporation may request Yashiro to issue, or cause to be issued, a letter of credit by delivering to Yashiro, thirty (30) days prior to the issuance of any letter of credit, at its address set forth above a written request containing (i) the amount of the letter of credit requested,
(ii) a copy of the related agreement or purchase order to which such letter of credit request relates, (iii) information regarding the manufacturer party to such agreement and (iv) such other certificates, documents and other papers and information as Yashiro may reasonably request. Notwithstanding anything set forth in this Agreement to the contrary, Yashiro's prior written consent, with respect to the manufacturer party to the agreement to which a letter of credit request relates (other than manufacturers referred to in Section 2(c) below), which consent may be withheld by Yashiro in its sole discretion, shall be a condition precedent to any borrowing hereunder.
                  (b) Subject to the terms and conditions of this Agreement, each letter of credit shall, among other things, (i) provide for the payment of sight drafts when presented for honor thereunder in accordance with the terms thereof and when accompanied by the documents described therein and (ii) have an expiration date not earlier than three (3) months after such letter of credit's date of issuance but in no event later than the last day of the Term. Each letter of credit shall be subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500, and any amendments or revision thereof and, to the extent not inconsistent therewith, the laws of the State of New York.

                  (c) Schedule A sets forth the manufacturing parties which do not require the consent of Yashiro with respect to a borrowing hereunder.

                  3. Repayment. The Corporation hereby agrees to repay Yashiro with respect to any letter of credit issued or caused to be issued by Yashiro hereunder on behalf of the Corporation no later than one hundred (100) days after the date of shipment to which such letter of credit relates (the "Repayment Date").

                  4. Fees. In consideration of Yashiro's  provision,directly  or indirectly, on behalf of the Corporation, of the letter(s) of credit contemplated hereby, the Corporation hereby agrees to pay Yashiro in accordance with Section 5 hereof, each and every time a letter of credit is issued or caused to be issued by Yashiro on behalf of the Corporation, the following fees:

                  (a) A fee equal to three (3%) percent of the face amount of such letter of credit (the "Origination Fee"); and

                  (b) A fee equal to (i)the product of (x) the aggregate amount drawn under such letter of credit multiplied by (y) the sum of (A) the base rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as its base rate plus (B) two (2%) percent multiplied by (z) the number of days during the period commencing on the date such letter of credit is presented for payment and ending on the date the amount drawn under such letter of credit is repaid in full, divided by (ii) 365 (the "Financing Fee").

                  5. Payments. All Origination Fees or Financing Fees payable to Yashiro in accordance with this Agreement shall be paid by the Corporation by forwarding to Yashiro at the address set forth above a check dated thirty (30) days prior to the Repayment Date that is drawn on the Corporation's bank account at Daiwa Bank, New York Branch (the "Bank"), the maintenance of which shall be a condition precedent to each and every borrowing hereunder. Such check shall also be delivered to Yashiro thirty (30) days prior to the Repayment Date by DHL Worldwide Express or another internationally recognized overnight delivery courier service.

                  6. Early Termination. This Agreement may be terminated by Yashiro at any time upon ten (10) days' prior written notice if the Corporation
(i) fails to repay Yashiro for any borrowings under a letter of credit in accordance with the terms of Section 3 hereof, (ii) fails to pay any Origination Fee or Financing Fee in accordance with Section 5 hereof, (iii) fails to cause any check forwarded to Yashiro in accordance with Section 5 hereof to be received thereby within fifteen (15) days of the Repayment Date, (iv) fails to maintain with the Bank funds sufficient to make payment for any check forwarded to Yashiro in accordance with Section 5 hereof and such insufficiency is not cured within three (3) days or (v) at any time during the Term, has accumulated operating losses (calculated in accordance with GAAP) in excess of $1,500,000, commencing with the fiscal quarter following the closing of the transactions contemplated by that certain Asset Purchase Agreement, dated March 20, 1995, by and between the Corporation and Bueno of California, Inc.

                  7. Entire Agreement; Amendment. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and no amendment or modification hereof shall be valid or binding unless made in writing and signed by the party or parties against whom enforcement thereof is sought.

                  8. Notices. Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered in person or sent by a nationally-recognized express courier, postage and fees prepaid, to the parties at their addresses set forth above. Either of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 8. The date of the giving of any notice sent by a nationally-recognized express courier shall be the date which is three days after the date of the posting of the notice.

                  9. Assignment. This Agreement may not be assigned by Yashiro without the prior written consent of the Corporation; provided, however, that Yashiro may assign this Agreement to any affiliate thereof without any consent.

                  10.   Governing  Law.  This   Agreement   shall  be  governed,
interpreted and construed in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

                  11.   Counterparts.   This   Agreement   may  be  executed  in
counterparts, each of which shall be deemed an original instrument, but both of which when taken together shall constitute one and the same instrument.

                  If the foregoing reflects our mutual understanding, kindly execute two (2) copies of this Agreement in the space provided below and return one (1) copy to each of the undersigned.


                                               Very truly yours,

                                               YASHIRO CO., INC.


                                               By:/s/Takeshi Yamaguchi
                                                  ------------------------------
                                                  Name:Takeshi Yamaguchi
                                                  Title:Executive Vice President

Accepted and Agreed to
this 20th day of March, 1995


SIRCO INTERNATIONAL CORP.


By:/s/Gandolfo Verra
   ----------------------
   Name:Gandolfo Verra
   Title:Secretary

                                   Schedule A


HING-WAH LEATHER PRODUCTS
BEST MOUNT DEVELOPMENT LTD.
CABOT FASHION BAGS
EVER-EXPAND
FINE & FAST CO. LTD.
CONSTELLATION ENTERPRISE CO. LTD.
CONG CHYUAN INDUSTRIAL CO. LTD.

                                   Exhibit I

                                    GUARANTY


                  In consideration of and to induce the sale to the undersigned by each of Yashiro Company, Ltd. ("Yashiro") and Yashiro Co., Inc. ("Yashiro Co."), each a Japanese corporation (together with Yutaka Yamaguchi and Takeshi Yamaguchi, the "Sellers") of 681,000 shares of common stock, par value $.10 per share, of Sirco International Corp., a New York corporation (the "Corporation"), and for other good and valuable consideration, the undersigned irrevocably and unconditionally guarantees to Sellers, payment when due, whether by acceleration or otherwise, of any and all Liabilities (as hereinafter defined) to Sellers, together with all interest thereon, if applicable, and all reasonable attorneys' fees, costs and expenses of collection incurred by Sellers in enforcing any of such Liabilities and/or this guaranty.
                  The term "Liabilities" shall mean each and all of the obligations of the Corporation as set forth on Exhibit A annexed hereto and made a part hereof.
                  This is an absolute, unconditional, present and continuing guaranty of performance and payment, and not of collection, and all Liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. Sellers shall not be required to exhaust their remedies against the Corporation prior to the exercise of their rights and remedies against the undersigned.
                  Sellers may at any time and from time to time without the consent of, or notice to, the undersigned, without incurring responsibility to the undersigned, without impairing or releasing the obligations of the undersigned hereunder, upon or without any terms or conditions and in whole or in part:
                  (i) change the manner, place or terms of payments, and/or change or extend the time of payment of, renew or alter any Liabilities or any liability incurred directly or indirectly in respect thereof, and the guaranty herein made shall apply to the Liabilities as so changed, extended, renewed or altered;
                  (ii) accept any checks, notes or other obligations secured or unsecured in any amount, purportedly in payment of the whole or any part of the Liabilities;
                  (iii) exercise or refrain from exercising any rights against the Corporation or others (including the undersigned) or otherwise act or refrain from acting upon any default of the Corporation; or
                  (iv) settle or compromise any Liability hereby guaranteed or any other liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof.
                  In the event that any of such Liabilities (including any installment payments) are payable and default occurs with respect to the payment thereof, or in the event of a breach of a covenant in any agreement governing such Liability which is not cured during any applicable grace period, then, at the option of Sellers, the specific Liability, including the full unpaid balance due thereof, whether or not then due, shall be immediately due and payable to Sellers on demand.
                  In the event of any proceeding between the parties in respect of any matter arising under this guaranty, the undersigned hereby consents that Sellers' records, and entries thereon, shall be admissible into evidence as proof of sale, delivery, acceptance, price and of all other transactions shown thereon, and of the amount of the liability of the undersigned.
                  The undersigned hereby waives notice of acceptance of this guaranty and notice of any Liability to which it may apply, including, but not limited to, the making of sales, the rendition of services and the extension of credit by Sellers to the Corporation, and further waives presentment, demand for payment, protest, notice of dishonor or nonpayment of any Liabilities, suit or taking of other action by Sellers, and any other notice to any party liable thereon (including the undersigned).
                  Upon the happening of the following events: the insolvency or suspension of business of the Corporation, or the making by the Corporation or the undersigned of an assignment for the benefit of creditors, or a trustee or receiver being appointed for the Corporation or the undersigned or for any property of either of them, or any proceeding being commenced against the Corporation or the undersigned under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute which shall not be dismissed within sixty days after its commencement, then, and in any such event and at any time thereafter, Sellers may, without notice to the Corporation or the undersigned, make all the Liabilities to Sellers, whether or not then due, immediately due and payable hereunder as to the undersigned, and Sellers shall be entitled to enforce the obligations of the undersigned hereunder.
                  No invalidity, irregularity or unenforceability of all or any part of the Liabilities hereby guaranteed or of any security therefor shall affect, impair or be a defense to this guaranty, this guaranty being a primary obligation of the undersigned; provided, however, that, notwithstanding anything set forth herein to the contrary, the undersigned may assert as a defense to this guaranty, any good faith defense that is applicable under any agreement governing the Liability under which gives rise to Sellers' enforcement of this guaranty. Should any one or more provisions of this guaranty be judicially determined to be unenforceable, all other provisions shall not be affected and shall remain in full force and effect.
                  No delay on the part of Sellers in exercising any of their options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of their rights hereunder, and no modification or amendment of this guaranty, shall be deemed to be made by Sellers unless the same shall be in writing, duly signed on behalf of Sellers, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Sellers or the Liabilities to Sellers in any other respect at any other time.
                  The rights of Sellers are cumulative and shall not be exhausted by Sellers' exercise of any of their rights hereunder or otherwise against the undersigned or by any number of successive actions until and unless all indebtedness hereby guaranteed has been paid and each of the obligations of the undersigned hereunder has been fully satisfied.
                  This guaranty and the rights and obligations of Sellers and of the Corporation shall be governed and construed in accordance with the laws of the State of New York, except that body of law relating to the choice of laws. This guaranty is binding upon the undersigned, his executors, administrator, successors and assigns, and shall inure to the benefit of Sellers, their successors and assigns.

Dated:  March 20, 1995




/s/Joel Dupre
- ----------------------
    JOEL DUPRE

                                                                       EXHIBIT A

                  As  used  herein,  the  term  "Liabilities"   shall  mean  the
obligations of the Corporation under the following agreements:

                  1. The Letter of Credit  Agreement,  dated even date herewith, by and between the Corporation and Yashiro Co.

                  2. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yashiro Co.

                  3. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yashiro Limited.

                  4. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Yutaka Yamaguchi.

                  5. The Non-Competition Agreement, dated even date herewith, by and between the Corporation and Takeshi Yamaguchi.

                  6. The Severance Agreement,  dated even date herewith,  by and between the Corporation and Takeshi Yamaguchi.

                                   Exhibit J

                                PLEDGE AGREEMENT


                  PLEDGE AGREEMENT, dated as of March 20, 1995, made by each of JOEL DUPRE ("Dupre"), Pacific Million Enterprise Ltd., Cheng-San Wang and Albert
H. Cheng (collectively, the "Pledgors") in favor of BUENO OF CALIFORNIA, INC., a Delaware corporation ("Bueno"), and YASHIRO CO., INC., a Japanese corporation ("Yashiro Co."), on its own behalf and as agent for YASHIRO COMPANY, LTD., a Japanese corporation ("Yashiro Limited," together with Yashiro Co., the "Yashiro Entities"). Bueno and Yashiro Co., as agent, are together hereinafter referred to as the "Pledgees".

                                  WITNESSETH:

                  WHEREAS, the Pledgors are parties to that certain Stock Purchase Agreement, dated as of March 20, 1995, by and among the Yashiro Entities and the Pledgors and Yashiro Co., as Agent (the "Stock Purchase Agreement"), pursuant to which the Pledgors shall purchase from the Yashiro Entities an aggregate of 681,000 shares (the "Pledged Shares") of common stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Corporation"), in partial consideration of which Dupre shall execute and deliver to Yashiro Co., as agent for the Yashiro Entities, a promissory note in the principal amount of $532,250 (the "Note"); and

                  WHEREAS, Bueno is party to that certain Asset Purchase Agreement, dated March 20, 1995, by and between Bueno and the Corporation, pursuant to which Bueno shall purchase the Corporation's Handbag Division; and

                  WHEREAS, as a condition precedent to (i) the Yashiro Entities entering into the Stock Purchase Agreement and (ii) Bueno entering into the Asset Purchase Agreement, the Pledgors shall have made the pledge contemplated by this Agreement.

                  NOW, THEREFORE, in consideration of the premises and in order to induce the Yashiro Entities to enter into the Stock Purchase Agreement and Bueno to enter into the Asset Purchase Agreement, the Pledgors hereby agree as follows:

                  SECTION 1. Pledge. The Pledgors hereby pledge to the Pledgees, and grant to the Pledgees a security interest in, the following (the "Pledged Collateral"):

                  (a) the Pledged Shares and the certificates representing the Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

                  (b) all proceeds of any and all of the Pledged Collateral (including, without limitation, proceeds that constitute property of the types described above).

                  SECTION 2. Security for Obligations. This Agreement secures the payment of all of the following obligations:

                  (a) All obligations of Dupre now or hereafter existing under the Note, whether for principal, interest, fees, expenses or otherwise;

                  (b) All obligations of the Pledgors now or hereafter existing under the Stock Purchase Agreement or any agreement that is an exhibit thereto;

                  (c) All obligations of the Corporation now or hereafter existing under the Asset Purchase Agreement including, without limitation, the obligations and covenants of the Corporation pursuant to each of Sections 5.1 and 5.2 thereof;

                  (d) All obligations of the Corporation now or hereafter existing under any agreement that is an exhibit to the Asset Purchase Agreement; and

                  (e) All obligations of the Pledgors now or hereafter existing under this Agreement.

All  obligations set forth in subsections  (a) through (e),  inclusive,  of this
Section 2 shall hereinafter be collectively referred to as the "Obligations." The Stock Purchase Agreement, the Asset Purchase Agreement and any agreement that is an exhibit to either of the foregoing agreements shall hereinafter be collectively referred to as the "Operative Agreements." Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts and the fulfillment of all obligations which constitute part of the Obligations and would be owed or required to be performed by (i) Dupre to the Yashiro Entities under the Note or (ii) by the Pledgors or the Corporation, as the case may be, under the Operative Agreements but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving any of the Pledgors or the Corporation; provided, however, that this Agreement shall nevertheless remain enforceable notwithstanding any such proceeding.

                  SECTION 3. Delivery of Pledged Collateral. All certificates or instruments representing or evidencing the Pledged Collateral shall be delivered to and held by or on behalf of the Pledgees pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Pledgees. The Pledgees shall have the right, at any time in their discretion and without notice to the Pledgors, to transfer to or to register in the name of the Pledgees or any of their nominees any or all of the Pledged Collateral, subject only to the revocable rights specified in Section 6(a) hereof. In addition, the Pledgees shall have the right at any time to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations.

                  SECTION  4.  Representations  and  Warranties.   The  Pledgors
represent and warrant to each of the Pledgees as follows:

                  (a) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable.

                  (b) The Pledgors are the legal and beneficial owner of the Pledged Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for the security interest created by this Agreement.

                  (c) The pledge of the Pledged Shares pursuant to this Agreement creates a valid and perfected first priority security interest in the Pledged Collateral, securing the payment of the Obligations.

                  (d) No consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge by the Pledgors of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgors, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest) or (iii) for the exercise by the Pledgees of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement (except as may be required in connection with any disposition of any portion of the Pledged Collateral by laws affecting the offering and sale of securities generally).

                  (e) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

                  SECTION 5. Further Assurances. The Pledgors agree that any time and from time to time, at their own expense, the Pledgors will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgees may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgees to exercise and enforce their rights and remedies hereunder with respect to any Pledged Collateral.

                  SECTION 6. Voting Rights; Dividends; Etc. (a) So long as no Event of Default shall have occurred and be continuing;

                  (i) The Pledgors shall be entitled to exercise or refrain from exercising any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement; provided, however, that the Pledgors shall not exercise or refrain from exercising any such right if, in the Pledgees' sole judgment, such action would have a material adverse effect on the value of the Pledged Collateral or any part thereof.

                  (ii) The Pledgors shall be entitled to receive and retain any and all dividends paid in respect of the Pledged Collateral; provided, however, that any and all

                           (A) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, Pledged Collateral,

                           (B) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus, and

                           (C) cash paid,  payable  or otherwise  distributed in
                  respect of principal of, or in redemption of, or in exchange for, any Pledged Collateral, shall be, and shall be forthwith delivered to the Pledgees to hold as, Pledged Collateral and shall, if received by the Pledgors, be received in trust for the benefit of the Pledgees, be segregated from the other property or funds of the Pledgors, and be forthwith delivered to the Pledgees as Pledged Collateral in the same form as so received (with any necessary indorsement or assignment).

                  (iii) The Pledgees shall execute and deliver (or cause to be executed and delivered) to the Pledgors all such proxies and other instruments as the Pledgors may reasonably request for the purpose of enabling the Pledgors to exercise the voting and other rights which they are entitled to exercise pursuant to paragraph (i) of this Section 6(a) and to receive the dividends which they are authorized to receive and retain pursuant to paragraph (ii) of this Section 6(a).

                  (b) Upon the occurrence and during the continuance of an Event of Default:

                           (i) All rights of the Pledgors to exercise or refrain
                  from exercising the voting and other consensual rights which they would otherwise be entitled to exercise pursuant to
                  Section 6(a)(i) and to receive the dividends which they would otherwise be authorized to receive and retain pursuant to
                  Section 6(a)(ii) shall cease, and all such rights shall thereupon become vested in the Pledgees who shall thereupon have the sole right to exercise or refrain from exercising such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends.

                           (ii) All dividends which are received by the Pledgors
                  contrary to the provisions of paragraph (i) of this Section 6(b) shall be received in trust for the benefit of the Pledgees, shall be segregated from other funds of the Pledgors and shall be forthwith paid over to the Pledgees as Pledged collateral in the same form as so received (with any necessary indorsement).

                  (c) As used in this Agreement, "Event of Default" shall mean any of the following:

                           (i) the  failure  by Dupre to pay any  principal  of,
                  interest accrued on, or any other payment required under, the Note when the same becomes due and payable after giving effect to any applicable grace periods; or

                           (ii) the  failure by the  Pledgors  to fulfill any of
                  their obligations under the Stock Purchase Agreement or any agreement that is an exhibit thereto within ten (10) days after written notice by Pledgee of such failure; or

                           (iii) the failure by the  Corporation  to fulfill any
                  of its obligations under the Asset Purchase Agreement including, without limitation, its obligations pursuant to each of Sections 5.1 or 5.2 thereof within ten (10) days after written notice by Pledgee of such failure; or

                           (iv) the failure by the Corporation to fulfill any of
                  its obligations under any agreement that is an exhibit to the Asset Purchase Agreement within ten (10) days after written notice by Pledgee of such failure.

                  SECTION 7. Transfers and Other Liens. The Pledgors agree that:

                  (a) They will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for (i) the security interest under this Agreement and (ii) the granting of an option or proxy with respect to, or sale of, the Pledged Collateral to Dupre. Notwithstanding the preceding sentence, any transfer of the Pledged Collateral to Dupre from any other Pledgor pursuant to an option granted to Dupre shall be subject to such documentation as Pledgees may reasonably request to assure compliance with applicable securities laws and to confirm their continuing security interest in the Pledged Collateral to be so transferred, all in accordance with
         Section 5 hereof.

                  (b) Notwithstanding anything contained herein to the contrary, during the term of this Agreement, Dupre may sell a maximum of 70,000 shares of Common Stock. In connection with any such sale, upon 10 days written notice to Yashiro, Pledgees will cooperate with Dupre in making available in The City of New York certificates representing any Pledged Shares to be sold by Dupre so that, among other things, upon consummation of any sale following such 10 day notice period, Dupre can make available to his purchaser certificates for the Pledged Shares being sold within the time period and in the manner required by applicable law.

                  SECTION 8. Pledgees Appointed Attorney-in-Fact. The Pledgors hereby appoint each of Yashiro Co. and Bueno, the Pledgors' attorney-in-fact, each with full authority in the place and stead of the Pledgors and in the name of the Pledgors or otherwise, from time to time in their discretion to take any action and to execute any instrument which the Pledgees may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgors under Section 6) including, without limitation, to receive, indorse and collect all instruments made payable to the Pledgors representing any dividend or any part thereof and to give full discharge for the same.

                  SECTION 9. Pledgees May Perform. If the Pledgors fail to perform any agreement contained herein, the Pledgees may themselves perform, or cause performance of, such agreement, and the expenses of the Pledgees incurred in connection therewith shall be payable by the Pledgors under Section 12 hereof.

                  SECTION 10. The Pledgees' Duties. The powers conferred on the Pledgees hereunder are solely to protect their interest in the Pledged Collateral and shall not impose any duty upon them to exercise any such powers. Except for the safe custody of any Pledged Collateral in their possession and the accounting for moneys actually received by them hereunder, the Pledgees shall have no duty as to any Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Pledgees have or are deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Pledged Collateral. The Pledgees shall be deemed to have exercised reasonable care in the custody and preservation of any Pledged Collateral in their possession if such Pledged Collateral is accorded treatment substantially equal to that which the Pledgees accord their own property.

                  SECTION 11. Remedies upon Default. If any Event of Default shall have occurred and be continuing:

                  (a) The Pledgees may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or otherwise available to them, all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York at the time (the "Code") (whether or not the Code applies to the Pledged Collateral), and may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Pledgees' offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgees may deem commercially reasonable. The Pledgors agree that, to the extent notice of sale shall be required by law, at least ten
         (10) days' notice to the Pledgors of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Pledgees shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Pledgees may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

                  (b) Any cash held by the Pledgees as Pledged Collateral and all cash proceeds received by the Pledgees in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Pledgees, be held thereby as collateral for, and/or then or at any time thereafter be applied (after payment of any amounts payable to the Pledgees for any reasonable expenses incurred thereby pursuant to Section 12) in whole or in part by the Pledgees against, all or any part of the Obligations in such order as the Pledgees shall elect. Any surplus of such cash or cash proceeds held by the Pledgees and remaining after payment in full of all the Obligations shall be paid over to the Pledgors or to whomsoever may be lawfully entitled to receive such surplus.

                  (c) Notwithstanding anything set forth in this Agreement to the contrary, if the Corporation breaches either of its covenants set forth in Section 5.1 or 5.2 of the Asset Purchase Agreement, the Pledgees may, in accordance with Section 11(a) hereof, sell only that part of the Pledged Collateral determined solely by the Pledgees in good faith to be necessary as a result of claims made or about to made to (i) satisfy the covenant or covenants so breached by the Corporation and (ii) reimburse the Pledgees for any reasonable expenses incurred in connection therewith in accordance with Section 12 hereof.

                  SECTION 12. Expenses. The Pledgors will upon demand pay to the Pledgees the amount of any and all reasonable expenses including, without limitation, the reasonable fees and expenses of their counsel and of any experts and agents, which the Pledgees may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of the Pledgees hereunder or (iv) the failure by the Pledgors to perform or observe any of the provisions hereof.

                  SECTION 13. Security Interest Absolute. The obligations of the Pledgors under this Agreement are independent of the Obligations and a separate action or actions may be brought and prosecuted against the Pledgors to enforce this Agreement. All rights of the Pledgees and security interests hereunder, and all obligations of the Pledgors hereunder, shall be absolute and unconditional irrespective of:

                  (a) any lack of validity or enforceability of the Note or any other agreement or instrument relating thereto;

                  (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note including, without limitation, any increase in the Obligations resulting from the extension of additional credit to Dupre or any of his affiliates or otherwise;

                  (c) any taking, exchange, release or non-perfection of any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligations;

                  (d) any manner of application of collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any collateral for all or any of the Obligations or any other assets of the Corporation or any of its subsidiaries;

                  (e) any change, restructuring or termination of the corporate structure or existence of the Corporation or any of its subsidiaries; or

                  (f) any assignment for the benefit of creditors or filing by the Corporation or any of the Pledgors of a voluntary petition under the U.S. Bankruptcy Code, as amended, or any other federal or state insolvency law; or

                  (g) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgors.

                  SECTION 14. Amendments, Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgors herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgees, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

                  SECTION 15. Addresses for Notices. All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied or delivered to them, if to the Pledgors, c/o Dupre at the Corporation's address at 24 Richmond Hill Avenue, Stamford, Connecticut 06901, and if to the Pledgees, c/o Yashiro Co. at its address at 1-18-5 Tatsumi-Naka, Ikuno-Ku, Osaka 544, Japan, Attention: Takeshi Yamaguchi, or, as to any party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and other communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied, respectively.

                  SECTION 16. Continuing Security Interest; Assignments under the Note or any Operative Agreement. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement, (ii) be binding upon the Pledgors, their successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the Pledgees and their successors, transferees and assigns. Without limiting the generality of the foregoing clause (iii), the Pledgees may assign or otherwise transfer all or any portion of their rights and obligations under the Note or any Operative Agreement to any other person or entity, and such other person or entity shall thereupon become vested with all the benefits in respect thereof granted to the Pledgees herein or otherwise. Upon the later of the payment in full or the complete performance of the Obligations and all other amounts payable under this Agreement, the security interest granted hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgors. Upon any such termination, the Pledgees will, at the Pledgors' expense, return to the Pledgors such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgors such documents as the Pledgors shall reasonably request to evidence such termination.

                  SECTION 17. Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest hereunder, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the laws of a jurisdiction other than the State of New York. Unless otherwise defined herein, terms defined in Article 9 of the Code are used herein as therein defined.

                  IN WITNESS WHEREOF, the Pledgors have executed and delivered this Agreement as of the date first above written.

                                                 PLEDGORS:


                                                 /s/Joel Dupre
                                                 -------------------------------
                                                 JOEL DUPRE



                                                 PACIFIC MILLION ENTERPRISE LTD.



                                                 By:/s/Yoshiyasu Takada
                                                 -------------------------------
                                                 Name:Yoshiyasu Takada
                                                 Title:Managing Director



                                                 /s/Cheng-Sen Wang
                                                 -------------------------------
                                                 CHENG-SEN WANG



                                                 /s/Albert H. Cheng
                                                 -------------------------------
                                                 ALBERT H. CHENG

                                                                      SCHEDULE I

             Attached to and forming a part of that certain Pledge
                  Agreement dated March 20, 1995, by and among
                     Dupre and other pledgors, as Pledgors,
                to Bueno and Yashiro Co., as agent, as Pledgees


                                     PART I

 Stock Certificate No(s).        Number of Shares         Name of Stockholder
 ------------------------        ----------------         -------------------
        NB 5878                       133,333             Pacific Million
                                                          Enterprise Ltd.

        NB 5877                       414,334             Joel Dupre

        NB 5880                        44,444             Albert H. Cheng

                                   Exhibit K

                              SEVERANCE AGREEMENT


         SEVERANCE  AGREEMENT (the "Agreement"),  dated as of March 20, 1995, by
and  between  SIRCO   INTERNATIONAL   CORP.,   a  New  York   corporation   (the
"Corporation"), and TAKESHI YAMAGUCHI (the "Executive").

                             W I T N E S S E T H :

         WHEREAS, Yashiro Company, Ltd. and Yashiro Co., Inc. ("Yashiro Co.") and Joel Dupre, Pacific Million Enterprise Ltd., Cheng-Sen Wang and Albert H. Cheng, and Yashiro Co., as Agent, have entered into that certain Stock Purchase Agreement, dated March 20, 1995, (the "Stock Purchase Agreement") and certain other agreements ancillary thereto;

         WHEREAS, the Corporation and Executive desire to enter into this Agreement in settlement and cancellation of any and all existing and prior agreements between them concerning the employment of Executive including but not limited to the termination of pension benefits and other employee benefits of the Executive;

         NOW, THEREFORE, it is agreed as follows:

         1. Termination of Employment. Effective upon the date of closing of the Stock Purchase Agreement (the "Closing"), the employment of Executive by the Corporation shall terminate.

         2. Severance Payments. In consideration of the termination of Executive's employment with the Corporation, and the settlement of all claims of Executive with respect to such employment, the Corporation shall pay Executive the amounts set forth below as follows:

         (a) $100,000 plus interest at the rate of 10% per annum (from and after the Closing) on March 31, 1996; and

         (b) $100,000 plus interest at the rate of 10% per annum (from and after the Closing) on March 31, 1997.

         3. Prepayment. The payments to be made hereunder may be prepaid without penalty or premium, in whole or in part, upon not less than sixty (60) days' prior written notice.

         4. Benefits. Executive shall be eligible for health, hospitalization and other benefits under the Corporation's group health insurance plan on the same basis as that on which such benefits are currently made available to eligible retirees thereunder, as if he were an eligible retiree thereunder.

         5. Withholding. Executive agrees that the Corporation shall be entitled to withhold from any amounts payable hereunder only to the extent required by applicable tax law to be withheld in respect of such payments.

         6. Entire Agreement. This Agreement replaces and supersedes in their entirety any and all existing and previous agreements, arrangements or understandings and amendments thereto between the Corporation and Executive concerning the employment of Executive.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                                     /s/Takeshi Yamaguchi
                                                     ---------------------------
                                                     TAKESHI YAMAGUCHI


                                                     SIRCO INTERNATIONAL CORP.


                                                     By: /s/Gandolfo Verra
                                                        ------------------------
                                                        Name:Gandolfo Verra
                                                        Title:Secretary

                                   Exhibit L

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Statements referred to below) on behalf of each of them of statements of beneficial ownership (collectively, "Statements") pursuant to Regulation 13D-G under the Exchange Act (including amendments to such Statements) with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation, and that this Agreement be included as an Exhibit to such joint filing.

         Each of the undersigned Reporting Persons hereby constitutes and appoints Joel Dupre, with full powers of substitution, as the attorney-in-fact of the undersigned for the purpose of executing and filing all Statements to be filed by such Reporting Persons (including amendments thereto) with respect to the Common Stock. This Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement and Power of Attorney this 31st day of March, 1995.



                                       /s/ Joel Dupre
                                       -----------------------------------------
                                       Joel Dupre



                                       /s/ Joseph Takada
                                       -----------------------------------------
                                       Joseph Takada


                                       PACIFIC MILLION ENTERPRISE LTD.


                                       By: /s/ Joseph Takada
                                       -----------------------------------------
                                       Name: Joseph Takada
                                       Title: Managing Director



                                       /s/ Cheng-Sen Wang
                                       -----------------------------------------
                                       Cheng-Sen Wang


                                       /s/ Albert H. Cheng
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                                       Albert H. Cheng